

13002361

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012
or
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________

Commission File Number: 000-51560

Sajan, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**41-1881957**
(State of incorporation)	(I.R.S. Employer Identification No.)
625 Whitetail Blvd., River Falls, Wisconsin	**54022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (715) 426-9505

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
None	Not Applicable

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value per share
Preferred Stock Purchase Rights

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the outstanding common stock, other than shares held by persons who may be deemed affiliates of the registrant, as of the last day of the registrant's most recently completed second fiscal quarter was approximately $16,185,804 based on the closing sales price of $0.80 per share as reported on the OTCBB market. As of March 15, 2013, there were 16,268,391 shares of our common stock, $0.01 par value per share, outstanding.

DOCUMENTS INCORPORATED IN PART BY REFERENCE

Portions of our definitive proxy statement relating to our 2013 Annual Meeting of Stockholders is incorporated by reference into Part III of this

Annual Report on Form 10-K.

2012 Annual Report on Form 10-K

Table of Contents

		Page
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	12
Item 1B.	Unresolved Staff Comments	21
Item 2.	Properties	21
Item 3.	Legal Proceedings	22
Item 4.	Mine Safety Disclosures	22
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	23
Item 6.	Selected Financial Data	24
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	32
Item 8.	Financial Statements and Supplementary Data	33
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	54
Item 9A.	Controls and Procedures	54
Item 9B.	Other Information	55
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	57
Item 11.	Executive Compensation	57
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	57
Item 13.	Certain Relationships and Related Transactions and Director Independence	57
Item 14.	Principal Accounting Fees and Services	57
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	58
	Signatures	59

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 ("Securities Exchange Act "). Forward-looking statements reflect the current view about future events. When used in this Annual Report on Form 10-K the words "anticipate," "will," "believe," "estimate," "expect," "future," "intend," "plan" and similar expressions or the negative of these terms as they relate to Sajan , Inc. (the "Company," "Sajan," "we," "us" or "our") its subsidiaries or its management identify forward-looking statements. Our forward-looking statements in this report generally relate to: our expectations regarding customer demand, market growth rates and conditions, pricing, our competitive position and strategic opportunities; our beliefs regarding the benefits of our technology and our ability to adapt to changing industry conditions; expectations regarding international sales; our intent with respect to intellectual property protection and research and development activities; our intent to grow organically and through acquisitions; our intent to list our securities for trading on NASDAQ upon satisfaction of the relevant listing standards; our intent to retain earnings to fund development; our expected growth initiatives; and our expectations with respect to cash flows and adequacy of capital resources. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements. Such statements reflect the current view of our management with respect to future events and are subject to risks, uncertainties, assumptions and other factors (including the risks contained in the section entitled "Risk Factors" of this Annual Report on Form 10-K) relating to the Company's industry, its operations and results of operations, and any businesses that may be acquired by it. These factors include:

- our rate of growth in the global multilingual content delivery industry;
- our ability to effectively manage our growth;
- lack of acceptance of any existing or new solutions we offer;
- our ability to continue increasing the number of our customers or the revenues we derive from our recurring revenue customers;
- continued economic weakness and constrained globalization spending by businesses operating in international markets;
- our ability to effectively develop new solutions that compete effectively with the solutions that our current and future competitors offer;
- risk of increased regulation of the Internet and business conducted via the Internet;
- our ability to identify attractive acquisition opportunities, successfully negotiate acquisition terms and effectively integrate any acquired companies or businesses;
- availability of capital on acceptable terms to finance our operations and growth;
- risks of conducting international commerce, including foreign currency exchange rate fluctuations, changes in government policies or regulations, longer payment cycles, trade restrictions, economic or political instability in foreign countries where we may increase our business and reduced protection of our intellectual property;
- our ability to add sales and marketing, research and development or other key personnel who are able to successfully sell or develop our solutions;

- our ability to operate as a public company and comply with applicable disclosure and other requirements and to hire additional personnel with public company compliance experience; and

- other risk factors included under "Risk Factors" in this Annual Report on Form 10–K.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned. Although our management believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, Sajan does not intend to update any of the forward-looking statements to conform these statements to actual results.

PART I

ITEM 1. BUSINESS

Sajan provides language translation solutions to customers selling products into global markets. These customers use our solutions to translate product sales and marketing materials, packaging, user manuals, technical support and training documents, product manuals, instructions, warnings, and other product information into numerous languages. We combine our internally developed proprietary technology and high quality translation services to provide language translation solutions that are fast, reliable, and user-friendly. By utilizing an integrated technology and a service-based approach to language translation, we offer comprehensive solutions that allow customers to rely upon a single provider to meet all of their language translation needs. Our cloud-based technology system delivers a secure online solution that can be offered on a modular basis, which makes it attractive in both small business settings and in large enterprise environments. Sajan provides language translation services and technology solutions to companies located throughout the world, particularly in the technology, consumer products, medical and life sciences, financial services, manufacturing, government, and retail industries that are selling products into global markets. The Company is located in River Falls, Wisconsin.

Pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated January 8, 2010, by and among MathStar, Inc., a Delaware corporation, incorporated in June 2005, Sajan, Inc. a privately held Minnesota corporation whose business is providing language translation technology and service; Garuda Acquisition, LLC, a wholly-owned subsidiary of MathStar, subsequently known as Sajan, LLC; and Thomas Magne, solely in his capacity as agent for the holders of common stock of Sajan, Inc., Sajan, Inc. was merged with and into Garuda Acquisition, LLC, (the "Merger"). Garuda Acquisition, LLC ("Garuda") was the surviving entity in the Merger and subsequently changed its name to Sajan, LLC. As a result of the Merger, Sajan became a wholly-owned subsidiary of MathStar. MathStar continued the business of Sajan and began operating as a provider of language translation technology and service under the Sajan name. The Merger was closed and effective on February 23, 2010.

For accounting purposes, Sajan was treated as the continuing reporting entity that acquired MathStar because Sajan obtained effective control of MathStar as a result of the Merger. This determination was based on the following facts: Sajan stockholders have a large minority interest in the combined entity, the governing board consists of a majority of Sajan board members, and the composition of the senior management will be Sajan's management team. Under this method of accounting, the recognition and measurement provisions of the accounting guidance for business combinations do not apply and, therefore, there is no recognition of goodwill or other intangible assets. Instead, the acquisition has been treated as the equivalent of Sajan issuing stock for the net monetary assets of MathStar, primarily cash, which are stated at their carrying value.

In 2009, we established Sajan Software Ltd ("Sajan Software"), which is based in Dublin, Ireland. The Ireland facility serves as both a Global Language Service Center and is home to Sajan Software, the producer of Sajan's technology tools. Sajan India Software Private Limited ("Sajan India"), based in Delhi, India, was previously our software development center. This center was closed in January 2012 and these functions were moved to our River Falls headquarters. In 2010, we also established a Global Language Service Center in Spain, Sajan Spain S.L.A. ("Sajan Spain"), to serve the European market. In 2011, we established a Global Language Service Center in Singapore, Sajan Singapore Pte. Ltd. ("Sajan Singapore"), to serve the Asia Pacific market. All of these operations are wholly-owned subsidiaries of Sajan.

In October 2011, we completed the acquisition of the New Global Group ("New Global") of companies. New Global is a provider of multilingual communication services and technologies and serves clients in the United States, Canada and Europe through offices in Montreal, Canada and Madrid, Spain. This acquisition included the purchase of the outstanding stock of two subsidiaries of New Global, New Global Canada and New Global Europe, and certain assets and liabilities of New Global LLC. The effective date of the acquisition was October 1, 2011. New Global Canada and New Global Europe are now wholly-owned subsidiaries of Sajan.

Effective as of May 7, 2012, Sajan, LLC was merged with and into Sajan, Inc, and Sajan, Inc. was the surviving entity in the merger.

Products and Services

Our robust language translation solution incorporates an innovative technology product that serves as a single platform to meet the needs of the smallest user to the largest enterprise customer. The solution is a cloud-based platform and requires no installed software, which means customers can access all of our translation lifecycle components via an internet browser. We combine both language translation services and our own proprietary technology to give customers a single source solution to meet all of their translation needs. The solution integrates people, processes and data into a service and technology solution that is designed to deliver measurable value in the form of cost reduction, business process automation, improved quality and integrated version control and audit trail.

Sajan launched Transplicity in 2013. This next generation technology solution is designed to replace, over time, the former Global Communication Management System ("GCMS"). By categorical definition, it is a Translation Management System ("TMS"), which means the technology encompasses feature that span the entire language translation lifecycle. Transplicity is a cloud-based technology solution designed specifically to enhance all aspects of the language translation and localization process. The product represents a dynamic shift in how clients can use and experience their technology by meeting the voice of market demands for advanced capability, but offering flexibility for unique user needs. Transplicity draws from the same advanced core multilingual data management system Sajan has historically offered, however it completely changes how users interact. The flexibility of user personalization differs from Sajan's previous GCMS solution offering.

The Transplicity platform is an integrated solution suite that provides an array of tools for the diverse roles needed in the language translation process. By way of this integrated platform, not only are all roles tied together, but the technology feature set is also rich and robust in one cohesive solution. This is often unlike other technology offerings.

The purpose of the Transplicity platform is to deliver value to all users. It is specifically designed to automate nearly all tasks and functions. This approach reduces human involvement and dependence resulting in lower cost, greater scalability and process optimization. At the heart of Transplicity is Sajan's patented Translation Data Repository. Data storage in the language translation industry is often referred to as Translation Memory ("TM"). Sajan's approach enhances substantially what traditional TM can do. By design, TM is intended to reuse previously translated content. An effective technology used by many, Sajan has changed how this is done. By contextually indexing all data, reuse results are improved. In addition, Sajan has taken an enterprise approach to this aspect of the technology solution and it has the scalability to handle millions of source to target segments. This is materially different than a desktop or workgroup TM solution commonly found in the industry.

Sajan also has developed very specific multilingual search algorithms to take advantage of this superior multilingual storage approach. These search technologies capitalize on the intelligent storage and incorporate a rules engine and learning agent to make it one of the most advanced multilingual solutions available.

If the data is at the heart of the solution, it requires active workflow to tie together the multitude of roles that are required in the process. Workflow is meant to automate both human and machine functions throughout the process. This has a positive impact on operational expenses for the company, but also delivers a substantial benefit to Sajan's customers. The Transplicity workflow enables file disassembly, reassembly, system-to-system integration, event driven workflow, integrated Machine Translation and automated exceptional handling to keep the often time critical translation process moving forward.

Many of the very top translation vendors provide some form of technology. They also do so most commonly by way of offering individual pieces of what should be the whole solution. They may offer an online web project submission tool and call their solution "cloud-based". Sajan believes that a complete solution must build and improve a central enterprise repository; offer automated workflow; provide advanced analytics and reporting; connect with other business systems such as Content Management Systems ("CMS"); and finally adapt itself to the unique needs of each user or client. It is the final requirement where Transplicity stands out.

Transplicity is, to our knowledge, the first personalized TMS available on the market. This next generation solution includes a widget design, which offers users the ability to change their "Translation Surface" in a way to make it personal, productive and meaningful to them. Widgets can be added or removed to change how the Translation Surface behaves and what it does so as to make our clients more productive and deliver greater value. Transplicity goes so far as to offer the ability to "skin" the application or change the branding for those situations where this may be required.

Not only does Transplicity raise the bar on how translation is done, it opens up a new business model for Sajan. Common historical barriers to technology adoption were derived from client/vendor acceptance and/or a customer's ability to manage a TMS themselves. A TMS is an enterprise solution, and while many companies want the benefits it can offer, they are not staffed to run it themselves, nor is it their core competency. Finally, even for those clients that want the value of technology but determine it is not in their interest to run it themselves, they do not want to be dependent on one sole language service vendor.

If the market continues a move towards Translation Management System solutions, Transplicity sets the stage for Sajan to provide a solution to meet this market opportunity. The dynamic and personalized capabilities, along with Sajan's expert Managed Service strengths may meet a need that has not been satisfied to date. Sajan will continue to expand this offering in parallel with its core solution offering as we go forward.

Technological Features. The Sajan solution is not just feature rich in capability, it is also designed to be highly scalable and consistent with the latest cloud architectural models.

The below image illustrates the architectural composition of Transplicity.


Brandable/Themeable Customer Web Portal
Web Services API
Project and Supply Chain Management, Workflow and Finances
Parser Framework (SRX/ITS/Configuration Mgmt/Chaining)
XLIFF
XML
HTML
Doc
Excel
Others...
Metrics / Content Representation
Linguistic Asset Re-use (Biz Rules/TMX)
Content Management
Indexing, Matching and retrieval
Contextualized Language Assets
Enterprise TM Storage
Terminology Storage
Machine Translation

Process. Utilizing the Transplicity platform, human translators who provide translation services to Sajan are first systematically ranked and qualified to ensure that a high-quality language resource is performing translation on a particular project. Incorporating advanced search capabilities using TMate™ (Sajan's multilingual search algorithm) we believe provides greater price and value differentiation. We believe our technological advances, detailed process methodology, and ISO 9001 & ISO 13485 practices result in reduced costs while delivering a higher quality and value to the customer. This method offers a blend of both service and technology. Customers may sign in online, request translation of new content, view the status of pending projects, and obtain completed projects. All content is stored at a granular level, referred to as a segment, with language context retained, and each translated segment is stored indefinitely. This capability allows us to offer audit trail and version control, which are useful to regulated businesses operating in industries where compliance is important. Sajan Transplicity brings customers, translators and technology together.

The image below shows the Sajan Transplicity branded logo and illustrates the tie between all participants in this cloud solution.


Sajan Transplicity

Transplicity Advantages. By utilizing a language management platform such as Transplicity, we believe that customers are able to reduce the time-to-market for their products. The platform also enables enterprises to simultaneously launch products into all markets, which can result in more rapid revenue growth and a competitive advantage. The Transplicity platform has been designed to ensure improved quality of multilingual content. Transplicity uses advanced features, which increase the contextual accuracy of re-used multilingual content. For customers whose content accuracy and contextual sensitivity is vital, the Transplicity platform offers an attractive solution to these problems. These rich features are all available in a personalized customer experience making the system right for them and how they work. This solution also opens up a new selling channel as a Translation Managed Service.

In June 2011, Sajan was granted a patent covering a number of components that make up the Transplicity platform. Specifically, the structure in which both source and target content is stored results in a logical and contextually accurate placement of content. This means that the content becomes more intelligent and can be used in ways that are more meaningful for future language translation services.

ISO Certified. According to leading industry analysts, approximately 10% of suppliers in this market claim ISO certification. The certification requires significant investment of time and money. The benefits to clients are the assurance of quality controls and defined business structure. We received our ISO 9001:2000 certification in 2005, and are currently ISO 9001:2008 and ISO 13485:2003 certified.

Market Description

Language is often a barrier in global commerce. The demand for effective language translation continues to grow. The industry has historically been very service centric, but, as is the case in many service industries, price pressures and other market demands impose the need for innovation and new solution paradigms.

Language translation services, although often treated like a commodity service, have historically been expensive, labor intensive and relatively slow in delivery. Human translators can typically translate 2,500 words per day on average, although this varies based on the complexity of the subject matter. This creates constraints on the available supply of translation services and, when positioned against growing demand, we believe will provide translation technology innovators with an advantage. As a result, based on the rising demand for translation services and the looming shortage of human translators worldwide, we expect a favorable pricing environment for Language Service Providers (LSPs) in the coming years.

Machine Translation ("MT") is a technology that can help to offset any market supply challenges by systematically producing language translation. MT is just one element to an enterprise language translation solution and Sajan incorporates MT into its overall solution. However, the quality of the translation produced by MT requires editing and correction to perfect it.

Global economic challenges have created opportunities. Although the weak economy and declines in the U.S. Dollar against foreign currency have impacted corporate spending, it has also influenced United States business executives to seek revenue from foreign markets. We believe recent negative worldwide economic conditions have hastened the trend towards globalization. In addition, growth in emerging markets will also help fuel market growth. Language translation is becoming more synonymous with revenue as critical company messages can now reach broader audiences.

We believe the shortage in human translators and a rising demand for content translation will result in increased opportunities for companies that offer technology-based solutions and improve the efficiency of language translation services. In theory, the language translation service market should shrink if technology is offering improved content reuse. To compete effectively, language translation companies need to obtain translation in an accurate, timely, and cost effective manner. With advances in content management and the growth of the Internet, providers will also need to integrate their multilingual content with other enterprise systems to establish a cohesive single repository of all global content. Content is no longer monolingual content; it is multilingual. Industry analysts and general business analysts have indicated that a more integrated solution, often referred to as the Global Content Lifecycle, will be required to be successful in the future for both global enterprises and for the LSPs that support them. As a result, language translation is no longer likely to be treated as an afterthought in the globalization process, but rather as an integral part of an enterprise system. Further, as the annual spending by multinational companies for language translation solutions accelerates over the next several years, we believe a more technology-based solution will be required to keep pace with the rate of growth in the amount of content and increasingly sophisticated content management solutions.

An additional advantage that Sajan provides is flexibility in our solution against a transforming market landscape. Many have speculated as to when the language translation technology industry will realize strong independent growth. Conceptually it makes perfect sense. However, adoption of independent technology solutions, comparable with other markets like Content Management, is occurring at a slower pace. We feel this is in part due to the complexity of the translation lifecycle and internal subject matter expertise required by companies to manage both the process and technology themselves. We believe Sajan is well positioned because it aligns the manner in which it offers technology with customer preferences. If the industry matures to a more independent technology approach, we expect that Sajan will be able to modify how it offers its solution using existing base technology that has been stress tested.

Based on the current globalization and language translation market dependence upon non-technology oriented, small language translation firms, we believe that vendors who provide both language translation capabilities and offer a strong technology platform will enjoy a competitive advantage.

Market Revenues. Research completed by Common Sense Advisory ("CSA") confirms that language translation is a rapidly growing market. According to CSA's research, the worldwide global multilingual content delivery market in 2012 was $33 billion and the global language services market is expected to reach $47 billion by 2015. The 2012 growth rate was over 12%. Human translation services account for over 90% of the global translation market and are generally delivered through a network of freelance linguists that freely associate among the LSPs on a per job basis. Nearly 90% of companies outsource some or all of their translation and localization work, and 67% of language buyers say that a vendor's automation capabilities are important.

The global multilingual content delivery market is very fragmented. The combined revenues of the world's top 40 translation firms account for less than 16% of the overall market, and most are service-only agencies. No single language translation provider exceeds 2% market share.

The market consists largely of traditional LSPs, meaning that these language service providers are very good at providing language translation service, but do not necessarily offer technological solutions which are becoming more and more vital. It is estimated that over 26,000 LSPs operate in the United States alone. Many of these companies are small language translation service-only companies.

According to CSA's 2012 market research, the breakdown of language services revenue by geographical region is as follows:

Region	Market Share	2011 US$M	2012 US$M	2013 US$M	2014 US$M	2015 US$M
Africa	0.27%	81	91	102	114	128
Asia	12.88%	3,849	4,318	4,843	5,433	6,094
Europe	49.38%	14,757	16,553	18,569	20,830	23,365
Europe - Eastern	4.39%	1,312	1,472	1,651	1,852	2,077
Europe - Northern	18.86%	5,636	6,322	7,092	7,956	8,924
Europe - Southern	3.44%	1,028	1,153	1,294	1,451	1,628
Europe - Western	22.69%	6,781	7,606	8,532	9,571	10,736
Latin America	0.63%	188	211	237	266	298
North America	34.85%	10,415	11,683	13,105	14,700	16,490
Oceania	2.00%	598	670	752	844	946
TOTALS	100.00%	29,885	33,523	37,604	42,182	47,317

Table 1: Language Services Market Share by Region
Source: Common Sense Advisory, Inc.

Source: *Projected Language Services Revenues for 2013-2015 in U.S. Millions of Dollars,* Common Sense Advisory, Inc.

The ability of a traditional LSP to compete is growing more challenging. While demand for the service may be rising, which should allow for price increases, the buyers currently are demanding that providers hold or reduce prices. Without technological differentiation, a traditional LSP will continue to operate at a severe disadvantage, not only in its ability to manage the delivered cost, but also to integrate and interoperate with technologies used by its clients such as content management systems and other enterprise class business systems.

Key Market Trends and Influences. Several distinct trends and influences within the global multilingual content delivery market have emerged, and we believe they will provide significant opportunities for market innovation. The underlying motivators for many of these include historic objectives such as cost reduction, quality improvement and schedule predictability. In addition, globalization is causing new factors to emerge, such as revenue growth derived from foreign market penetration, improving global customer experience and brand support worldwide.

Competition

The global multilingual content delivery market is highly competitive and highly-fragmented with numerous existing competitors. We believe the principal competitive factors in providing language translation solutions include the ability to provide a comprehensive solution to customers; infrastructure that supports cost effective and high quality delivery to customers; project management expertise; quality and speed of service delivery; and corporate reputation. We believe that we have competed favorably with respect to these factors and have developed a strong reputation in our industry.

While many potential customers utilize internal resources to address their translation and localization requirements, we believe our primary competition is external and within our industry. Competitors within our industry are categorized into three primary segments: Language Service Providers, Technology Only Providers, and Technology-Enabled Service Providers.

Language Service Providers. The largest segment is comprised of competitors that offer only human language translation services and make limited use of technology on either an internal basis or as part of their solution. These service vendors are abundant due to low barriers to entry and often have only a small number of key, ongoing relationships. These providers make up the largest segment of the translation market and account for approximately 75% of the number of industry participants. The challenge for these providers is that they have little that differentiates them from other providers, with no technology and often unproven processes and quality controls. We believe that such firms offer an opportunity to increase our scale, gain access to critical linguistic skills and also open new geographic markets. We believe providing our technologies and business processes to these organizations will solidify their account base and enhance their margins.

Technology Only Providers. The second segment consists of pure technology providers. This group is a disparate collection of point solution and suite providers to enterprises for handling their own translation requirements. These technology solutions handle a wide range of requirements and leave much to the customers to do on their own to integrate and operate across multiple applications. Examples of competitive technology only companies are SDL Plc, Across Systems GmbH, Kilgray Translation Technologies, LingoTek, Inc., XTM and Smartling.

Within the category of technology only providers, there are two subsets. One subset consists of providers that serve the translator market most often with what is referred to as Translation Memory tools (a data management application). Often these are inexpensive productivity tools used by translators or small language service providers. The second subset are those technology providers that serve corporate enterprises. These providers operate beyond data management and include business process and analytics. These systems are often referred to as Translation Management Systems. Technology providers as a whole represent a very small portion of market participants. There has been a trend among the technology solution providers towards new, more nimble entrants embracing software-as-a-service ("SaaS") architecture over the more traditional enterprise software model.

Technology-Enabled Service Providers. The third segment consists of companies like us that combine both language translation services and comprehensive technology solutions, often referred to as Technology-Enabled Service Providers. The largest such company is publicly-held Lionbridge Technologies, Inc. ("Lionbridge"), with 2012 revenues of $457 million. There are only a few Technology-Enabled Service Providers. Within this group, based on the most recent CSA report, we enjoy the highest ranking for our TMS technology offering.

We believe that only a very small number of the largest LSPs, such as SDL, Transperfect and Lionbridge, provide legitimate full featured TMS technology offerings. Each takes a very different technological approach. SDL has acquired many technology companies, both directly relating to the global multi-lingual content delivery industry and others that are peripheral to the industry. We believe that this has alienated SDL from some buyers and partners, as SDL directly competes with them. Lionbridge promotes a SaaS solution. This solution utilizes a legacy technologyderived through acquisition, which was originally designed as a TM solution. Lionbridge has incorporated some web interface updates to this product. Nearly all of the direct technology competition employs a very common strategy to TM data management. We believe this simplistic approach limits the ability for a customer to maximize reuse of past content and does not permit effective enterprise level integration with high performance business systems, which we believe is inferior to a more robust solution.

We believe the remaining LSPs, while potentially competent in the delivery of language translation service, do not possess significant technology. If they do, they are likely to be using TM tools to achieve some level of content reuse so as to enable them to make some technological value claim.

Marketing and Sales

Substantially all of our revenues have been generated through our internal direct sales force and the efforts of our senior management team. As of March 15, 2013, we had 15 direct sales professionals in the United States and Europe.

Our sales force has developed valuable customer relationships. Our sales approach involves planning for a customer organization's unique ongoing requirements, including future versions of products, and ongoing support, maintenance, and training, related to both technology products and content. We believe that tailoring our solutions to the customer's preference will result in gaining a larger portion of their language translation business.

Customers

All of our customers sell products outside the United States and require content such as warnings, instructions, directions, and other information to be translated into a number of languages. Our customers are predominantly Fortune 1000 companies in the technology, medical, industrial, and manufacturing sectors. Most of our customers are located in the United States, with a high concentration located in the Midwest region. We anticipate that the percentage of our customers located outside of the United States will increase as we expand our sales efforts and as Sajan Software hires additional sales personnel.

Major Customers

We derive a significant portion of our revenues from a limited number of customers. For the year ended December 31, 2012, our largest two customers accounted for approximately 18% and 11% of our annual revenues and for the year ended December 31, 2011, our largest customer accounted for 11% of our annual revenues. On a combined basis, our ten largest customers accounted for approximately 57% and 53%, of our revenue for the years ended December 31, 2012 and 2011, respectively.

Geographic Areas of Operations

We generate revenues worldwide. During the year ended December 31, 2012, 70% of our revenues were generated within the United States and 30% were generated internationally. Currently, our largest international market is Spain, which accounted for 38% of our international revenues.

Intellectual Property

The development, utilization, and protection of technology is an important component of our overall operating strategy. During 2011 we received a patent from the U.S. Patent and Trademark Office covering aspects of our GCMS solution which expires in 2021. We have not filed any applications for patent protection in any country other than the United States. As a result, we do not and will not have the right to enforce our rights under any United States patent, if issued to us, in any foreign country, or to prevent others in foreign countries from utilizing our proprietary technology covered by that patent. We may apply for patent protection on our future technology developments to the extent we believe such protection is available and economically warranted. Despite these efforts, others could independently develop technology that is similar to our technology or offer or sell products or services in foreign countries that use our technology.

We have registered and use domain names sajan.com, authoringcoach.com, and sajansoftware.com. We use, or intend to use, and claim rights to various trade names and trademarks to identify our language translation services and products. We have obtained a registered U.S. mark for the Sajan logo. We also use and claim rights to the "Sajan™", "GCMS™", "Transplicity", "X-Content Integration™", "TMate™", "Context Intelligence™" and "Authoring Coach™" marks.

We intend to protect our intellectual property to the extent such protection is warranted. In addition to efforts to obtain patent and trademark rights, we rely on a combination of trade secret, license, non-disclosure and other contractual agreements and copyright laws to protect our intellectual property rights. Existing trade secret and copyright laws afford us only limited protection. We enter into confidentiality agreements with our employees and contractors, and limit access to and distribution of our proprietary information. These arrangements may not be adequate to deter misappropriation of our proprietary information and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

Research and Development

During the years ended December 31, 2012 and 2011, we spent approximately $1.1 million and $1.6 million respectively, on research and development. In addition, in 2012, we capitalized approximately $0.3 million of costs related to software development activities. Research and development expenses consist primarily of wages and benefits for product strategy and development personnel. We have focused our research and development efforts on the industrialization of the Transplicity platform and its component modules for use by the various participants involved in the content globalization process. Functional development has focused on improving ease of use, functionality, scalability and efficiency of Translation Memory processing.

Our research and development primarily occurs in the United States and Ireland. We expect that on an annual basis, the dollar amount of research and development expenses will remain relatively constant with 2012 levels as we continue to enhance and expand our product offerings, but decrease as a percentage of revenues, as we anticipate that our revenues will grow at a faster rate than the growth of research and development spending.

Employees

As of March 15, 2013, we had 99 full-time employees. Our employees include software development engineers, project managers, language specialists, and graphic designers, as well as sales and marketing, quality assurance and administrative team members. We have approximately 72 employees in our River Falls, Wisconsin office, 2 employees that work from their home offices in the United States, 12 employees in our Dublin, Ireland office, 10 employees in our Madrid, Spain office and 3 employees in our Singapore office. None of our employees are covered by a collective bargaining agreement. We consider our relationship with our employees to be good. In addition, we utilize the services of approximately 3,500 human translators, all of whom are independent contractors, and utilize consultants to perform short-term project-based services, which is a more cost-effective strategy than hiring additional full-time employees.

Corporate Information

Our corporate offices are located in River Falls, Wisconsin, which is located approximately 30 miles east of Minneapolis, Minnesota. Our River Falls corporate offices contain our core Global Language Service operations, our administrative, product management, marketing, sales, and professional services functions. Our offices are located at 625 Whitetail Blvd., River Falls, Wisconsin 54022, and our telephone number is (715) 426-9505.

The Company's fiscal year runs from January 1 through December 31. Neither the Company nor any of its predecessors have been in bankruptcy, receivership or any similar proceeding.

ITEM 1A. RISK FACTORS

You should consider the following risk factors, in addition to the other information presented or incorporated by reference into this Annual Report on Form 10-K, in evaluating our business and your investment in us.

The Company's common stock involves a high degree of risk. Investors and potential investors should carefully consider the following risk factors, together with all of the other information included in this report, before making investment decisions about shares of our common stock. The risks and uncertainties described below are not the only risks and uncertainties facing the Company in the future. Additional risks and uncertainties not presently known or that are currently considered to be immaterial may also materially and adversely affect the Company's business operations or the stock price of the Company's common stock. If any of the following risks or uncertainties occurs, the Company's business, financial condition, operating results and future growth prospects could materially suffer. In that event, the trading price of your securities could decline, and you may lose all or part of your investment.

Risk Related to Our Business and Industry

Our past results may not be indicative of future results, and, therefore, we may be unable to continue to grow at our historical growth rates.

Sajan, Inc. began selling language translation services utilizing its proprietary technology in 2002 and generated only nominal revenues during that year. From 2003 to 2010, however, revenue increased more rapidly. The annual revenues of Sajan, Inc. for the year ended December 31, 2009 were approximately $12.7 million and increased to $16.0 million in the year ended December 31, 2010, and to approximately $20.9 million in the year ended December 31, 2011. Revenues in the year ended December 31, 2012 were approximately $20.5 million. We experienced rapid revenue growth from 2009 through 2011 and revenue in 2012 was essentially the same as in 2011. Increasing revenues by growing our business operation under the Sajan name is a key component of our strategy. These expansion plans have placed and may continue to place significant demands on our management, operational and financial resources. You should not consider revenue growth in 2009-2011 as indicative of our future performance. In future periods, we may not have any revenue growth, or our revenues could decline.

We have incurred operating losses in the past and may incur operating losses in the future.

For the year ended December 31, 2012, Sajan reported a loss from operations of $1.1 million. For the years ended December 31, 2011 and 2010, Sajan reported a loss from operations of $0.4 million and $3.0 million, respectively. Throughout most of our history, we have experienced net losses and negative cash flows from operations. We expect our operating expenses to increase in the future as we expand our operations. Furthermore, as a public company, we incur significant legal, accounting and other expenses. If our revenues do not grow to offset these increased expenses, we may not be profitable. We cannot assure you that we will be able to achieve or maintain profitability.

We may need additional financing in the future, which may not be available, and any such financing will likely dilute our existing stockholders.

In 2012, Sajan entered into a one-year, $1.5 million credit facility with Silicon Valley Bank and had borrowed $400,000 as of December 31, 2012 under that facility. In March 2013, we entered into a two-year $1.5 million credit facility with Silicon Valley Bank, which replaced the original $1.5 million credit facility. We may require additional financing in the future, which could be sought from a number of sources, including, but not limited to, additional sales of equity or debt securities or loans from banks or other financial institutions. There can be no certainty that any such financing will be available to us or, if available, on terms favorable to us. If additional funds are raised by the issuance of our equity securities, such as through the issuance of stock, convertible securities, or the issuance and exercise of warrants, then the ownership interests of our existing stockholders will be diluted and our ability to utilize accumulated net operating loss carryforwards could be impaired or terminated. If we raise additional funds by issuing debt or other instruments, we may become subject to certain operational limitations, and such securities may have rights senior to those of our common stock. If adequate funds are not available on acceptable terms, we may be unable to fund our operations or the expansion of our business. Our failure to obtain any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our business strategy and on our financial performance and stock price, and could require us to delay or abandon our growth strategy.

We do not have long-term contracts with our customers who provide us with recurring revenue, and our success will depend on our ability to maintain a high level of customer satisfaction and a strong reputation in the global multilingual content delivery industry.

Our contracts with our customers who provide us with recurring revenue typically allow the customer to cancel the contract for any reason with 30 days' prior notice to us. Our continued success therefore depends significantly on our ability to meet or exceed the expectations of these customers because most of such customers do not make long-term commitments to use our solutions. In addition, if our reputation in the global multilingual content delivery industry is harmed or diminished for any reason, this may cause our recurring revenue customers to terminate their relationships with us on short notice and seek alternative globalization and translation solutions. If a significant number of recurring revenue customers terminate their relationships with us, our business, results of operations and financial condition would be adversely affected in a short period of time.

We rely on a limited number of customers, and the loss of or reduction in revenue from a major customer could negatively affect our business, financial condition and operations.

We derive a significant portion of our revenues from a limited number of large customers. For the years ended December 31, 2012 and 2011, our largest customer accounted for approximately 18% and 11%, respectively, of our revenue, and, on a combined basis, our ten largest customers accounted for approximately 57% and 53%, respectively, of our revenue. As a result of the concentration of our revenue to a limited number of customers, we have experienced fluctuations in collection of our revenues. The loss of any major customer or a significant reduction in a large customer's use of our language translation solutions could materially reduce our revenue and cash flow and adversely affect our business, financial condition and operations.

Continued global economic weakness and uncertainty could adversely affect our revenue, lengthen our sales cycle and make it difficult for us to forecast operating results accurately.

Our revenues depend significantly on general economic conditions and the health of large companies that sell products internationally. Economic weakness and constrained globalization spending may result in slower growth or reductions in our revenues and gross profits in 2013. We have experienced, and may experience in the future, reduced spending in our business due to the current financial turmoil affecting the U.S. and global economy and other macroeconomic factors affecting spending behavior. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments. In addition, economic conditions or uncertainty may cause current and potential customers to reduce or delay globalization expenditures, including purchases of our solutions. Our sales cycle may lengthen if purchasing decisions are delayed as a result of uncertain information technology or contracted development budgets or if contract negotiations become more protracted or difficult as customers institute additional internal approvals for globalization and information technology purchases. Delays or reductions in globalization and information technology spending could have a material adverse effect on demand for our software and services, and consequently on our business, financial condition and results of operations.

If we are unable to attract new customers or sell additional solutions, or if our customers do not increase their use of our solutions, our revenue growth and profitability will be adversely affected.

To increase our revenues and achieve and maintain profitability, we must regularly add new customers and sell additional solutions, and our customers must increase their use of our solutions they currently utilize. We intend to grow our business by hiring additional inside sales personnel and increasing our marketing activities. If we are unable to hire or retain quality sales personnel, convert customer prospects into paying customers, or ensure the effectiveness of our marketing programs, or if our existing or new customers do not perceive our solutions to be of sufficiently high value and quality, we might not be able to increase sales, and our operating results will be adversely affected. In addition, if we fail to sell our new solutions to existing or new customers, we will not generate anticipated revenues from these solutions, our operating results will suffer and we might be unable to grow our revenues or achieve or maintain profitability.

Our strategy includes pursuing acquisitions, and our potential inability to successfully integrate newly-acquired companies, businesses or technologies may adversely affect our financial results.

Late in 2011 we acquired New Global. We believe part of our growth will be driven by acquisitions of other companies or their businesses or technologies. If we complete other acquisitions, we face many risks commonly encountered with growth through acquisitions, including:

- incurring significantly higher than anticipated capital expenditures and operating expenses;
- failing to assimilate the operations and personnel of the acquired company or business;
- loss of customers that were obtained in the acquisition;
- disrupting our ongoing business;
- dissipating our management resources;
- failing to maintain uniform standards, controls and policies; and
- impairing relationships with employees and customers as a result of changes in management.

Fully integrating other acquired companies, business or technology into our operations may take a significant amount of time. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent we do not successfully avoid or overcome the risks or problems related to any acquisitions, our results of operations and financial condition could be adversely affected. Future acquisitions also could impact our financial position and capital needs, and could cause substantial fluctuations in our quarterly and yearly results of operations. In addition, future acquisitions could include significant goodwill and intangible assets, which may result in future amortization or impairment charges that would reduce our stated earnings.

Our inability to adapt to rapid technological change could impair our ability to remain competitive.

The global multilingual content delivery industry in which we compete is characterized by rapid technological change, introductions of new products and evolving industry standards. Our ability to attract new customers and increase revenues from customers will depend in significant part on our ability to anticipate industry standards and to continue to enhance existing solutions or introduce or acquire new solutions on a timely basis to keep pace with technological developments. The success of any enhancement or new solution depends on several factors, including the timely completion, introduction and market acceptance of any enhancement to our solution. Any new solution we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenues. If any of our competitors implements new technologies before we are able to implement them, those competitors may be able to provide more effective solutions than ours at lower prices. Any delay or failure in the introduction of new or enhanced solutions could adversely affect our business, results of operations and financial condition.

Our business may be harmed by defects or errors in the services we provide to customers.

Many of the services we provide are critical to the business operations of our customers. While we maintain general liability insurance, including coverage for errors and omissions, defects or errors in the services we provide could interrupt our customers' abilities to provide products and services to their customers, resulting in delayed or lost revenue. This could damage our reputation through negative publicity, make it difficult to attract new and retain existing customers, and cause customers to terminate our contracts and seek damages. We may incur additional costs to correct errors or defects. There can be no assurance that our general liability and errors and omissions insurance coverage will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claims.

An interruption or failure of our information technology and communications systems could impair our ability to effectively provide our services, which could damage our reputation and business.

The provision of our services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could result in interruptions in our services. Interruptions in our services could reduce our revenues and profits, and the Sajan brand could be damaged if people believe our system is unreliable. Our systems are vulnerable to damage or interruption from terrorist attacks, floods, tornados, fires, power loss, telecommunications failures, computer viruses or attempts to harm our systems. Our data centers may be subject to break-ins, sabotage and intentional acts of vandalism, and to other potential disruptions. Some of our systems may not be fully redundant, and our disaster recovery planning may not be able to account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons, or other unanticipated problems at our data centers could result in lengthy interruptions in our services. Any unscheduled interruption in our service will put a burden on the entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent system failures on our web site, our reputation and the Sajan brand could be permanently harmed. The steps required to increase the reliability and redundancy of our systems are expensive, will reduce our operating margins, and may not be successful in reducing the frequency or duration of unscheduled downtime.

The intellectual property of our customers may be damaged, misappropriated, stolen, or lost while in our possession, subjecting us to litigation and other adverse consequences.

In the course of providing globalization and language translation services to our customers, we take possession of or are granted access to certain intellectual property of our customers. If such intellectual property is damaged, misappropriated, stolen, or lost, we could suffer, among other consequences:

- claims under indemnification provisions in customer agreements or other liability for damages;
- delayed or lost revenue due to adverse customer reaction;
- negative publicity; and
- litigation that could be costly and time consuming.

Any adverse impact attributable to any of the foregoing factors would have a material adverse effect on our business and revenues.

We rely on third parties for key aspects of the process of providing services to our customers, and any failure or interruption in the services provided by these third parties could harm our ability to operate our business and damage our reputation.

We rely on third-party vendors, including data center and bandwidth providers, and we also rely on third parties for key aspects of the process of providing language translation services to our customers. Our revenues and margins are subject to our ability to continue to maintain satisfactory relationships with freelance linguists, who are in high demand worldwide for specific languages. Any disruption in the network access or co-location services provided by these third-party providers or any failure of these third-party providers and freelance linguists to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties the providers face may have negative effects on our business, the nature and extent of which cannot be predicted. We exercise little control over these third party vendors, which increases our vulnerability to problems with the services they provide. We also license technology and related databases from third parties to facilitate aspects of our translation processes and our data center and connectivity operations including, among others, Internet traffic management and search services. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services could negatively impact our relationships with customers and adversely affect the Sajan brand, and could expose us to liabilities to third parties.

Evolving regulation of the Internet may increase our expenditures related to compliance efforts, which may adversely affect our financial condition.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. We are particularly sensitive to these risks because the Internet is a critical component of our on-demand business model. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

We depend on intellectual property rights to protect proprietary technologies, although we may not be able to successfully protect these rights.

We rely on our proprietary technology to enhance our software and service offerings. We use a combination of patent, trademark, trade secret and copyright law in addition to contractual restrictions to protect our technology. Although we have received a patent from the U.S. Patent and Trademark Office covering certain aspects of our technology, there can be no assurance that this patent will adequately protect our technology or provide us with a competitive advantage. We may apply for patent protection on our future technology developments to the extent we believe such protection is available and economically warranted. However, there is no assurance that we will file additional applications for patent protection in the United States or in other countries, that any application that we may file will result in an issued patent, or that any issued patent will provide us with a competitive advantage. We have not filed any applications for patent protection in any country other than the United States. As a result, we do not have the right to enforce our rights under any United States patent, if issued, in any foreign country, or to prevent others in foreign countries from utilizing the proprietary technology covered by our patents. Despite our efforts, there can be no assurance that others will not independently develop technology that is similar to our technology, or offer or sell products or services in foreign countries that utilize our technology. The development by others of technology that is similar to our technology, or the sale of products or services in foreign countries that incorporate our technology, would harm our competitive position and have a material adverse effect on our business, results of operations and financial condition.

We may be involved in disputes from time to time relating to our intellectual property and the intellectual property of third parties.

We may become parties to disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in these disputes. Third parties may raise claims against us alleging infringement or violation of the intellectual property of that third party. Some third party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid violating those intellectual property rights. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether such claim has merit. Our liability insurance, if any, may not cover potential claims of this type adequately or at all, and we may be required to alter products or pay monetary damages or license fees to third parties, which could have a material adverse affect on our financial condition and results of operations.

Our ability to use our U.S. net operating loss carryforwards might be limited or eliminated.

As of December 31, 2012, we had net operating loss carryforwards of approximately $31.2 million, which are potentially available for U.S. federal tax purposes. These loss carryforwards expire between 2015 and 2030. To the extent these net operating loss carryforwards are available, we intend to use them to reduce any corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. As a result, prior or future changes in ownership could put limitations on or eliminate the availability of our net operating loss carryforwards to offset any profit. Rules governing the use of net operating loss carryforwards are complex, and any use of our net operating loss carryforwards could be challenged given our change of control in 2007 and 2010. To the extent our use of net operating loss carryforwards is significantly limited or eliminated, any income generated by us could be subject to corporate income tax earlier than if we were able to use net operating loss carryforwards, which could result in lower profit. Future changes of control may result in additional expiration of a portion of the remaining net operating loss carryforward before it can be used. The use of our carryforward is dependent upon our ability to attain profitable operations in the future.

The markets in which we operate are highly competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

The markets for global multilingual content delivery software and services are increasingly competitive and global. We expect competition to increase in the future both from existing competitors and new companies that may enter our markets. In addition to our existing competitors, we may face competition in the future from companies that do not currently offer globalization or translation services. We may also face competition from internal globalization departments of Fortune 1000 and large emerging companies. Technology companies, information technology services companies, business process outsourcing companies, web consulting firms, technical support call centers, hosting companies and content management providers may choose to broaden their range of services to include globalization or language translation as they expand their operations internationally. Increased competition could result in pricing pressure, reduced sales, lower margins or the failure of our solutions to achieve or maintain broad market acceptance. New or established competitors may offer solutions that are superior to or lower in price than ours. We may not have sufficient resources to continue the investments in all areas of software development and marketing needed to maintain our competitive position. In addition, some of our competitors are better capitalized than us, which may provide them with an advantage in developing, marketing or servicing new solutions. Increased competition could reduce our market share, revenues and operating margins, increase our costs of operations and otherwise adversely affect our business.

If we fail to retain our Chief Executive Officer and other key personnel, our business would be harmed and we might not be able to implement our business plan successfully.

Given the complex nature of the technology on which our business is based and the speed with which such technology advances, our future success is dependent, in large part, upon our ability to attract and retain highly qualified managerial, technical and sales personnel. In particular, Shannon Zimmerman, our President, Chief Executive Officer, and Chief Financial Officer, is critical to the management of our business and operations. Competition for talented personnel is intense, and we cannot be certain that we can retain our managerial, technical and sales personnel or that we can attract, assimilate or retain such personnel in the future. Our inability to attract and retain such personnel could have an adverse effect on our business, results of operations and financial condition. In addition, our current President and Chief Executive Officer is also our Chief Financial Officer. While we have a full-time Controller and believe our disclosure controls and procedures and internal control over financial reporting are effective, our lack of a separate full-time Chief Financial Officer could hinder our ability to prepare consolidated financial statements and notes to consolidated financial statements in accordance with US GAAP or to review the financial and other information prepared by external consultants and professionals to ensure accuracy and completeness.

Our continued growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our growth, we will not be able to implement our business plan successfully.

We have experienced a period of rapid growth in our headcount and operations. To the extent that we are able to sustain such growth, it will place a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business would be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional headcount we are adding will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

Because our long-term success depends, in part, on our ability to expand the sales of our solutions to customers located outside of the United States, our business will be susceptible to risks associated with international operations.

We have limited experience operating in foreign jurisdictions. In 2009, we opened Sajan Software in Dublin, Ireland, in 2010 we opened Sajan, Spain and in 2011 we opened Sajan, Singapore. Our inexperience in operating our business outside of North America increases the risk that our current and any future international expansion efforts will not be successful. Conducting international operations subjects us to risks that, generally, we have not faced in the United States, including:

- fluctuations in currency exchange rates;
- unexpected changes in foreign regulatory requirements;
- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
- difficulties in managing and staffing international operations;
- potentially adverse tax consequences, including the complexities of foreign value-added tax systems and restrictions on the repatriation of earnings;
- the burdens of complying with a wide variety of foreign laws and different legal standards, including laws and regulations related to privacy;
- increased financial accounting and reporting burdens and complexities;
- political, social and economic instability abroad, and terrorist attacks and security concerns in general; and
- reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of these risks could negatively affect our international business and, consequently, our results of operations generally. Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing, acquiring, operating or integrating operations in other countries will produce desired levels of revenues or profitability.

Our management has limited experience operating as a public company.

The members of our current management have limited experience operating a public company. We may not be able to operate successfully as a public company, even if our business operations are successful. Our inability to successfully operate as a public company could have a material adverse effect on our business, financial condition and operating results and on our ability to obtain equity or debt financing.

Risks Related to Ownership of Our Common Stock

An active trading market in our common stock may not develop or be adequately maintained, and our common stock may be subject to volatile price and volume fluctuations.

An active trading market in our common stock may not develop or be adequately maintained. Shares of our common stock are quoted on the OTC Bulletin Board Market system and are not listed on any stock exchange, which may limit your ability to sell your shares of our common stock. The overall market for securities in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies. These fluctuations have been extremely volatile and are often unrelated or disproportionate to operating performance. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid for your shares. In addition to the factors discussed elsewhere in this section, many factors, most of which are outside of our control, could cause the market price of our common stock to decrease significantly, including:

- variations in our quarterly operating results;
- decreases in market valuations of similar companies;
- the failure of securities analysts to cover our common stock or changes in financial estimates by analysts who cover us, our competitors or our industry; and
- fluctuations in stock market prices and volumes.

These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of our common stock.

Our quarterly results of operations may fluctuate in the future, which could result in volatility in our stock price.

Our quarterly revenues and results of operations have varied in the past and may fluctuate as a result of a variety of factors. If our quarterly revenues or results of operations fluctuate, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this "Risk Factors" section:

- our ability to retain and increase sales to current customers and attract new customers, including our ability to maintain and increase our number of recurring revenue customers;
- the timing and success of introductions of new solutions or upgrades by us or our competitors;
- the strength of the economy, in particular as it affects globalization activity;
- changes in our pricing policies or those of our competitors;
- changes in the payment terms for our products and services;
- the need for, and availability of, additional financing to support operations;
- competition, including entry into the industry by new competitors and new offerings by existing competitors; and
- the amount and timing of expenditures related to operating as a public company, expanding our operations, research and development, acquisitions, or introducing new solutions.

Due to these and other factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

We may be unable to cause our securities to be listed on the NASDAQ Stock Market, which could limit investors' ability to make transactions in our securities and subject stockholders to additional trading restrictions.

We intend to continue to be listed on the OTC Bulletin Board Market until such time we satisfy the relevant listing requirements to have our common stock listed on the NASDAQ Global Market or the NASDAQ Capital Market. However, there can be no assurance we will ever be able to meet NASDAQ's initial listing requirements, in which case our securities may continue to be listed on the OTC Bulletin Board Market indefinitely.

If we are unable to cause our securities to be listed on the NASDAQ Stock Market, we and our stockholders could face significant material adverse consequences, including:

- a limited availability of market quotations for our securities;
- a determination that our common stock is a "penny stock," which will require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;
- a limited amount of news and analyst coverage; and
- a decreased ability to issue additional securities or obtain additional financing in the future.

Current members of our management own a significant percentage of the outstanding shares of our common stock, which could limit other stockholders' influence on corporate matters.

Shannon Zimmerman and Angela Zimmerman, who are directors and executive officers, collectively own approximately 32.4% of the outstanding shares of our common stock. Accordingly, these individuals are able to exert substantial influence over our affairs, including the election and removal of directors and all other matters requiring stockholder approval, including the future merger, consolidation or sale of our company. This concentrated control could discourage others from initiating any potential merger, takeover, or other change-of-control transactions that may otherwise be beneficial to our stockholders. Furthermore, this concentrated control will limit the practical effect of the stockholders' participation in our corporate matters, through stockholder votes and otherwise. As a result, the return on your investment in our common stock through the sale of your shares could be adversely affected.

Provisions in our charter documents, our Tax Benefit Preservation Plan, and Delaware law may inhibit a takeover, which could limit the price potential investors might be willing to pay in the future for our common stock and could entrench management.

Our certificate of incorporation and bylaws and our Tax Benefit Preservation Plan contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in our best interests. Our board of directors has the ability to designate the terms of and issue new series of preferred stock which could be issued to create different or greater voting rights which may affect an acquiror's ability to gain control of our company. Our Tax Benefit Preservation Plan, which is designed to protect our stockholder value and safeguard valuable tax attributes by reducing the likelihood of an unintended ownership change, could also discourage a change of control. As a Delaware corporation, we are subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make it more difficult to remove management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our shares.

Our certificate of incorporation grants our board of directors the power to designate and issue additional shares of common and preferred stock.

Pursuant to authority granted by our certificate of incorporation, our board of directors, without any action by our stockholders, may designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate, and establish the rights, preferences, and privileges of such shares, including dividends, liquidation, and voting rights. The rights of holders of other classes or series of preferred stock that may be issued could be superior to the rights of our common stock. The designation and issuance of shares of capital stock having preferential rights could adversely affect other rights appurtenant to the shares of our common stock. Any issuances of additional capital stock (common or preferred), will dilute the percentage of ownership interest of our stockholders.

Our certificate of incorporation and bylaws limit directors' liability to stockholders.

As permitted by Delaware law, our certificate of incorporation and bylaws provide that each director shall have no personal liability for monetary damages for any breach of fiduciary duties to us, subject to certain exceptions. These provisions may reduce the likelihood of derivative litigation against directors and may discourage stockholders from bringing a lawsuit against directors for any breach of our fiduciary duties.

We do not intend to pay dividends on our common stock for the foreseeable future.

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our primary operations are based in River Falls, Wisconsin, which is located approximately 30 miles east of Minneapolis, Minnesota. During 2012, we leased approximately 20,000 square feet of office space from River Valley Business Center, LLC ("RVBC") under two leases which expire in January 2017. Rent for these facilities averaged approximately $29,000 per month. RVBC is a "related person" as defined in Item 404 of Regulation S-K promulgated by the SEC because it is controlled by Shannon and Angela Zimmerman, each of whom is an executive officer and a director of the Company.

Sajan Software leases approximately 1,000 square feet of office space in Dublin, Ireland. Sajan Spain leases approximately 1,000 square feet of office space in Madrid, Spain. Sajan Singapore leases approximately 600 square feet of space in Singapore. Combined rents for these facilities averaged approximately $7,500 dollars per month during the year ended December 31, 2012. We believe all of our facilities are suitable and adequate for current operating needs.

ITEM 3. LEGAL PROCEEDINGS

We may be subject to legal actions, proceedings and claims in the ordinary course of business. As of the date of this report, management is not aware of any undisclosed actual or threatened litigation that would have a material adverse effect on our financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the OTC Bulletin Board system of the OTC Markets under the symbol SAJA. The last reported bid price for our common stock on March 15, 2013 was $0.89.

The following table shows the high and low bid prices for our common stock for the 2012 and 2011 fiscal quarters. The high and low closing bid prices reported on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Market Price (high/low)	
For the Fiscal Year	2012	2011
First Quarter	$ 1.10 – 1.37	$ 1.40 – 0.85
Second Quarter	$ 0.50 – 1.19	$ 2.16 – 1.20
Third Quarter	$ 0.41 – 0.85	$ 1.60 – 0.65
Fourth Quarter	$ 0.37 – 0.63	$ 1.50 – 1.01

As of March 15, 2013, we had approximately 132 record holders of our common stock, including the nominee of Depository Trust Company which held 10,239,744 shares as the nominee for street name holders.

Dividend Policy

Holders of our common stock are entitled to receive such dividends as are declared by our board of directors out of funds legally available for the payment of dividends. We presently intend to retain any earnings to fund the development of our business. Accordingly, we do not anticipate paying any dividends on our common stock for the foreseeable future. Any future determination as to declaration and payment of dividends will be made at the discretion of our board of directors.

Sales of Unregistered Securities

On October 15, 2012, we issued a total of 82,589 shares of common stock (the "Shares"), par value $0.01, to the former owners of the New Global Group of companies ("New Global") as partial consideration for the acquisition of the assets of New Global. The acquisition was effective October 11, 2011, and the total consideration for the acquisition included cash, Company common stock and the assumption of New Global liabilities and debt. The assumed debt was repaid immediately upon closing of the transaction in October 2011. Half of the cash and stock consideration was paid at closing and the remaining half of the consideration, of which these Shares are a part, was paid on the first anniversary of the transaction. The Shares were valued at $95,000.

We are relying on Section 4(2) of the Securities Act of 1933, as amended, to exempt the Shares issued as described above from the registration requirements of the Securities Act, since the issuance did not involve a public offering, the former owners of New Global took the securities for investment and not resale and the we have taken appropriate measures to restrict transfer. The securities may not be offered or sold in the United States absent an effective registration statement or exemption from applicable registration requirements.

Purchases of Equity Securities by the Company

None.

Equity Compensation Plan Information

See Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

ITEM 6. SELECTED FINANCIAL DATA

As a smaller reporting company, we are not required to provide disclosure pursuant to this item.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and related notes that appear elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve significant uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in "Risk Factors" elsewhere in this report. For further information, see the section titled "Cautionary Notice Regarding Forward-Looking Statements" above.

Discussion of Critical Accounting Policies and Estimates

Discussion of the financial condition and results of our operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and judgments, including those discussed below. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to the consolidated financial statements.

Management believes the following critical accounting policies involve significant judgments and estimates in the preparation of our consolidated financial statements:

Revenue Recognition

The Company derives revenues primarily from language translation services and professional consulting services.

Translation services utilize the Company's proprietary translation management system – Transplicity – to provide a solution for all of the customer's language translation requirements. Services include content analysis, translation memory and retrieval, language translation, account management, graphic design services, technical consulting and professional services. Services associated with translation of content are generally billed on a "per word" basis. Professional services, including technical consulting and project management are billed on a per hour rate basis.

In accordance with Financial Accounting Standard Board ("FASB") and SEC accounting guidance on revenue recognition, the Company considers revenue earned and realizable at the time services are performed and amounts are earned. Sajan considers amounts to be earned when (1) persuasive evidence of an arrangement has been obtained; (2) services are delivered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectability of those fees. The Company recognizes revenue for translations services on a standard "per word" basis at the time the translation is completed. The Company recognizes revenue for professional services when the services have been completed in accordance with the statement of work.

Sajan's agreements with its customers may provide the customer with a limited time period following delivery of the project for the customer to identify any non-conformities to the pre-defined project specifications. The Company has the opportunity to correct these items. Historically, errors in project deliverables have been minimal and accordingly, revenue is recognized as services are performed.

Revenues recognized in excess of billings are recorded as unbilled services. Billings in excess of revenues recognized are recorded as deferred revenues to the extent cash has been received.

As of December 31, 2012 and 2011, the Company had unbilled services of $1,105,429 and $823,617, respectively. Unbilled services relates to revenue that has been recognized but not billed as of each reporting date for services relating to projects that are completed or delivered but for which we had not yet invoiced the customer. The Company recognizes un-invoiced revenue when all revenue recognition criteria are met. However, the unbilled services are not included in accounts receivable until the customer is invoiced.

Income Taxes

Income taxes are provided for tax effects of transactions reported in the consolidated financial statements and consist of income taxes currently due plus deferred income taxes related to timing differences between the basis of certain assets and liabilities for financial statements and income tax reporting. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance for the net deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We have an accumulated NOL carryforward of approximately $31.2 million for federal income tax purposes and approximately $7.4 million for state income tax purposes. The NOL carryforward amounts may be used to offset future income tax liabilities. Future utilization of available net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") as a result of significant changes in ownership. These limitations could result in reduction of these net operating loss carryforwards before they are utilized. Based upon the provisions of Section 382 of the Code, as of December 31, 2012 approximately $1.6 million of net operating loss carryforwards are limited as to future use. The amount of these losses which are available in any one year is approximately $0.6 million. No limitations exist on the remaining $29.6 million of federal loss carryforwards. The Company is subject to Alternative Minimum Tax (AMT), which only allows for the utilization of existing NOL carryforwards to offset 90% of AMT taxable income.

Intangibles

Intangibles are recorded at cost and amortized over their estimated useful lives, initially determined to be three to fifteen years, using the straight-line method. The Company assesses other intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Such events or conditions could include: an economic downturn in the industries to which Sajan provides services; increased competition; an increase in operating or other costs; additional volatility in international currencies; or the pace of technological improvements. When the Company determines that the carrying value of a reporting unit may not be recoverable based upon one or more of these indicators of impairment, the Company initially assesses any impairment using fair value measurements based on projected discounted cash flow valuation models.

Software Development Costs

Sajan capitalizes software development costs incurred during the application development stage related to new software or major enhancements to the functionality of existing software that is developed solely to meet the entity's internal operational needs and when no substantive plans exist or are being developed to market the software externally. Costs capitalized include external direct costs of materials and services and internal payroll and payroll-related costs. Any costs during the preliminary project stage or related to training or maintenance are expensed as incurred. Capitalization ceases when the software project is substantially complete and ready for its intended use. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. During the year ended December 31, 2012, the Company capitalized approximately $300,000 related to software development activities.

Long-lived Assets

The Company annually reviews its long-lived assets for events or changes in circumstances that may indicate that the carrying amount of a long-lived asset may not be recoverable or exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's long-lived assets, which include intangibles and patents, are subject to amortization. There was no impairment for the years ended December 31, 2012 and 2011.

Stock-based Compensation

We measure and recognize compensation expense for all stock-based compensation at fair value. Our determination of fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of variables. These variables include, but are not limited to, expected stock price volatility and actual and projected stock option exercise behaviors and forfeitures. An option's expected term is the estimated period between the grant date and the exercise date of the option. As the expected term increases, the fair value of the option and the compensation cost will also increase. The expected-term assumption is generally calculated using historical stock option exercise data. We do not have historical exercise data to develop such an assumption. In cases where companies do not have historical data and where the options meet certain criteria, SEC Staff Accounting Bulletin 107 ("SAB 107") provides the use of a simplified expected-term calculation. Accordingly, Sajan calculated the expected terms using the SAB 107 simplified method.

The risk-free rates for the expected terms of the stock options are based on the U.S. Treasury yield curve in effect at the time of grant.

Source of Revenues

We generate revenues by providing language translation services to customers for which we are paid based upon the number of words translated and by the languages involved. The price charged per word per language varies depending upon the language, the availability of translator resources and the extent to which our proprietary TMate search algorithm has been applied to reuse prior translation work. In some cases we may generate revenue by allowing customers to utilize our operating system, for which we will also receive revenue on a per word basis similar to our services business model based upon the number of words processed through our Transplicity software platform.

Cost of Revenue

Cost of revenue is highly variable based upon the volume of translation services revenue. We work with freelance linguists who complete the actual language translation, and they are paid on a per word basis. The fixed component of cost of revenue is comprised of the global operations staff located in our River Falls, Wisconsin location and also in our Ireland, Spain and Singapore locations, who are responsible for project and process management, quality control, operational integration, vendor management and production operations. In the near term, our cost of revenues may be affected by a number of factors including the mix of customers, the mix of language translated, staff levels and the extent of new customer implementations in a given quarter. Over the long term, we expect cost of revenue will grow in absolute dollars, as we expect to continue to grow our revenue, but decrease as a percentage of revenue due to economies of scale, more efficient sourcing and operational efficiencies from ongoing utilization of our Transplicity platform.

Sales and Marketing Expenses

Sales and marketing expense consists primarily of wages and benefits for sales and marketing personnel, sales commissions, advertising and promotional costs, sales and marketing tools and partner referral fees. Advertising costs consist of pay-per-click payments to search engines and print advertisements in trade journals. Advertising costs are expensed as incurred. Promotional costs consist primarily of public relations, memberships and event costs. As we move to accelerate our sales activities both domestically and internationally, and launch sales and marketing initiatives for our product solutions, we expect sales, advertising and marketing expense to increase in dollar terms but to decrease slightly as a percentage of total sales.

Research and Development Expenses

Research and development expenses represent costs incurred for development of routine enhancements to our operating software system and include costs incurred during the preliminary project stage of development or related to training or maintenance activities. Research and development expenses consist primarily of salaries and related costs of our software engineering organization, fees paid to third party consultants and certain facility expenses.

We have focused our research and development efforts on the industrialization of the GCMS and the Transplicity platforms and their component modules for use by the various participants involved in the content globalization process. Functional development has focused on improving ease of use, functionality, scalability and efficiency of Translation Memory processing.

General and Administrative Expenses

General and administrative expenses consist primarily of wages and benefits for administrative, human resources, internal information technology support, finance and accounting personnel, professional fees, certain taxes, public company costs, and other corporate expenses. We expect that our general and administrative expenses will increase slightly in absolute dollars but will decrease as a percentage of revenue.

Depreciation and Amortization

Depreciation and amortization consist of the expense related to property and equipment, capitalized software development costs, software license costs and intangible assets that are being depreciated or amortized over the estimated useful lives of the assets using the straight-line method. Intangible assets primarily relate to the value of customer lists obtained in the acquisition of New Global in October 2011.

Foreign Currency Translation

For operations in local currency environments, assets and liabilities are translated at year-end exchange rates with cumulative translation adjustments included as a component of shareholders' equity and income and expense items are translated at average foreign exchange rates prevailing during the year. For operations in which the U.S. dollar is not considered the functional currency, certain financial statements amounts are re-measured at historical exchange rates, with all other asset and liability amounts translated at year-end exchange rates. These re-measured adjustments are reflected in the results of operations. Gains and losses from foreign currency transactions are included in the Consolidated Statements of Operations and Comprehensive Loss.

Results of Operations – Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

For the year ended December 31, 2012, net loss was $1.1 million compared to net income of $0.1 million for the year ended December 31, 2011. Operating results for the year ended December 31, 2012 reflect a 1.9% decrease in revenues driven by a slight downturn in translation services revenue and a 6.7% increase in cost of revenues, which resulted from a shift in the mix of our business between customers and an increase in client services staff. As a result, our gross profit decreased by $1.2 million, or 14.5%. Operating expenses decreased from 2011 levels due to reductions in our sales and marketing costs, research and development costs, and general and administrative costs. In addition, net income in 2011 was positively affected by the sale of a non-utilized intellectual property portfolio which resulted in a non-recurring gain of approximately $550,000.

The major components of revenues, cost of revenue, operating expenses, other income (expense), and income tax benefit are discussed below.

Item	Years Ended December 31, 2012	2011	% Change (Year Over Year)
Revenues	$ 20,511,176	$ 20,904,311	-1.9%
Operating Expenses:			
Cost of Revenues	13,298,987	12,467,302	6.7%
Sales and Marketing	2,415,436	2,545,309	-5.1%
Research and Development	1,093,582	1,622,564	-32.6%
General and Administrative	3,757,152	3,849,049	-2.4%
Depreciation and Amortization	825,092	747,672	10.4%
Loss on subsidiary closure	80,113	-	100.0%
Acquisition	-	95,481	-100.0%
Other Income (Expense)	(35,628)	502,053	-107.1%
Income tax expense	(57,500)	(12,000)	100.0%
Net income (loss)	$ (1,052,314)	$ 66,987	

Revenues

Revenues totaled $20.5 million for the year ended December 31, 2012 compared to $20.9 million for the year ended December 31, 2011. This $0.4 million, or 1.9%, decrease resulted from a slight decrease in the business with existing customers from lower than anticipated volume of words translated. Historically, the Company's quarterly results have been impacted by the timing of product release cycles of its customers, particularly from customers in the technology sector. The Company expects that services from existing customers will continue to stabilize.

Cost of Revenues

Cost of revenues increased $0.8 million, or 6.7%, for the year ended December 31, 2012 compared to the year ended December 31, 2011. As a percentage of revenue, cost of revenues was 64.8% for the year ended December 31, 2012 compared to 59.6% for the year ended December 31, 2011. The increase in dollar terms resulted from additional costs to process the additional words translated, as well as additional costs associated with an increase in the operations staff in support of existing and anticipated growth. The cost of revenues as a percentage of revenue increased primarily as a result of a shift in the mix of business between customers and increase in project management staff.

Cost of revenue excludes depreciation and amortization of $0.8 million and $0.7 million for the years ended December 31, 2012 and December 31, 2011, respectively, which are included in operating expenses.

Operating Expenses

Total operating expenses for the year ended December 31, 2012 were $8.2 million compared to $8.9 million for the year ended December 31, 2011. The major components of these costs were sales and marketing expenses, research and development expenses, general and administrative expenses, expense related to the closing of our India facility and depreciation and amortization expense. A discussion of the various components of our operating expenses for the year ended December 31, 2012 as compared with 2011 follows.

Sales and Marketing. Sales and marketing expense of approximately $2.4 million for the year ended December 31, 2012 decreased 5.1% from sales and marketing expense of approximately $2.5 million for the year ended December 31, 2011. The decrease primarily resulted from a $130,000 decrease in costs associated with advertising, travel, and sales and marketing tools. As a percentage of revenue, sales and marketing expense was 11.8% for the year ended December 31, 2012, a decrease from 12.2% for 2011, reflecting the reduction in advertising, travel, and sales and marketing tools expenses.

Research and Development. Research and development expense of approximately $1.1 million decreased by $0.5 million or 32.6% for the year ended December 31, 2012 from research and development expenses of $1.6 million for the year ended December 31, 2011. The decrease for the year ended December 31, 2012 is due to a realignment of our staff during 2012 which served to reduce our compensation costs by $200,000 and a decrease in the maintenance of our internal software development which reduced costs by $300,000. As a percentage of revenue, research and development expense decreased to 5.3% for the year ended December 31, 2012 compared to 7.8% for the year ended December 31, 2011.

General and Administrative. General and administrative expense was $3.8 million for the year ended December 31, 2012 as compared to $3.9 million for the year ended December 31, 2011. As a percentage of revenue, general and administrative expense was 18.3% for the year ended December 31, 2012 as compared with 18.4% for the year ended December 31, 2011. This slight reduction in expenses related primarily to a decrease in litigation fees of $100,000, and travel expense of $62,000, offset by an increase in rent expense of $106,000 related to both our Singapore office (which opened in late 2011) and increased space in our River Falls office.

Depreciation and Amortization. Depreciation and amortization expense was $0.8 million and $0.7 million for the years ended December 31, 2012 and 2011, respectively, an increase of $0.1 million, which is the result of higher amortization of intangible assets, primarily customer relationships, which were obtained in our acquisition of New Global in 2011, offset by lower amortization of our capitalized software and slightly lower depreciation costs. As a percentage of revenue, depreciation and amortization expense was 4.0% for the year ended December 31, 2012 as compared to 3.6% for the year ended December 31, 2011.

Loss on Subsidiary Closure. Loss on subsidiary closure was approximately $80,000 for the year ended December, 31, 2012 from the closure of the India research and development center (see Note 17).

Acquisition. Acquisition costs incurred in 2011 relate to non-recurring legal and incremental general and administrative costs associated with completing the acquisition of New Global in 2011 and with the integration of those operations into our existing operations. These costs represented 0.5% of revenues in 2011.

Other Income (Expense)

Sale of Patents. In 2011, we completed the sale of a portfolio of intellectual property and recognized a gain on this sale of $551,000. The patents sold are not related to our language translation business. The sales price for the portfolio was $600,000 and we incurred legal and other costs associated with the sale of approximately $49,000.

Interest Expense. Interest expense for the year ended December 31, 2012 was approximately $100,000, an increase from $73,000 for the year ended December 31, 2011. The increase resulted from additional interest on amounts borrowed on the line of credit in 2012.

Other Income. Other income also includes recognition of unrealized foreign currency gains related to the closed India operation.

Income Taxes

Income tax expense in the year ended December 31, 2012 was $57,000 as compared to $12,000 for the year ended December 31, 2011. The increased expense relates to taxes related to income earned on services performed in China and income taxes on our operation in Spain.

Stock Based Compensation

Stock based compensation expense was $179,000 for the year ended December 31, 2012 as compared to $221,000 in 2011. The decrease was a result of cancellation of options from a decrease in staff.

Liquidity and Capital Resources

Summary cash flow data is as follows:

	Years Ended December 31,	
	2012	2011
Cash flows provided (used) by :		
Operating activities	$ (518,881)	$ 413,275
Investing activities	(686,245)	1,139,879
Financing activities	278,984	(1,541,774)
Net increase (decrease) in cash	(926,142)	(11,380)
Effect of exchange rate changes in cash	55,832	(151,360)
Cash and equivalents, beginning of year	1,763,249	1,903,229
Cash and equivalents, end of year	$ 892,939	$ 1,763,249

Net Cash (Used) Provided by Operating Activities

Net cash used by operating activities for the year ended December 31, 2012 was $0.5 million. Net cash provided by operating activities for the year ended December 31, 2011 was $0.4 million. The decrease in 2012 is due to lower operating income in 2012 and an increase in cash used for increases in working capital.

Net Cash (Used) Provided by Investing Activities

Net cash of $0.7 million used by investing activities for the year ended December 31, 2012 resulted from the purchase of property and equipment and the capitalization of software development expenses. Net cash provided by investing activities of $1.1 million for the year ended December 31, 2011 resulted primarily from the release of $1.0 million from a restricted escrow account, a portion of which was used to satisfy a note payable to former shareholders and cash proceeds of $0.5 million from the sale of the old patent portfolio, offset by cash used to acquire New Global, to purchase property and equipment, and to satisfy a dissenting shareholder claim.

Net Cash Provided by (Used in) Financing Activities

Net cash of $0.3 million provided by financing activities for the year ended December 31, 2012 related primarily to the proceeds from issuance of short term debt from the line of credit. Net cash of $1.5 million used in financing activities for the year ended December 31, 2011 related to repayment of notes payable related to an indemnification obligation of $1.0 million, repayment of $0.25 million of the note payable to former shareholders and repayment of $0.3 million of debt assumed in connection with the New Global acquisition.

Sources of Capital

For the year ended December 31, 2012, our principal source of liquidity was funds generated from the issuance of short-term debt through a line of credit at Silicon Valley Bank.

In March 2012 we entered into a one-year revolving working capital line of credit with Silicon Valley Bank ("SVB"), which permits borrowings up to a principal amount equal to the lesser of (a) $1,500,000 or (b) 80% of the aggregate amount of our outstanding eligible domestic accounts receivable, subject to customary limitations and exceptions (the "2012 Credit Facility"). As of December 31, 2012, $400,000 had been drawn under the 2012 Credit Facility. Interest on the principal amount outstanding under the 2012 Credit Facility accrued at a floating rate equal to the greater of 50 basis points above the U.S. prime rate and 4.0%, and is payable monthly on the first calendar day of each month. The outstanding principal amount of any borrowings under the 2012 Credit Facility, along with any accrued and unpaid interest thereon, was payable on the maturity date, March 28, 2013.

On March 28, 2013, we entered into a new credit facility, which replaced the 2012 Credit Facility and consists of a two-year revolving working capital line of credit with SVB, which permits borrowings of up to a principal amount equal to the lesser of (a) $1,500,000 or (b) eighty percent (80%) of the aggregate amount of our outstanding eligible accounts receivable, subject to customary limitations and exceptions (the "2013 Credit Facility"). The 2013 Credit Facility matures on March 28, 2015. The unpaid principal amount borrowed under the 2013 Credit Facility accrues interest at a floating rate per annum equal to (a) 1.0% above the "prime rate" published from time to time in the money rates section of the Wall Street Journal (the "Prime Rate") when the Liquidity Ratio (as defined below) is greater than or equal to 2.0 to 1.0 and (b) 2.25% above the Prime Rate when the liquidity ratio is less than 2.0 to 1.0. The interest rate floor is set at 4.0% per annum. "Liquidity Ratio" is defined to mean the ratio of (i) the amount of our unrestricted cash and cash equivalents held at SVB plus (ii) the aggregate amount of our outstanding eligible accounts receivable, subject to customary limitations and exceptions to (iii) all outstanding indebtedness that we owe to the SVB. As of March 28, 2013 we have borrowed $400,000 under the 2013 Credit Facility, and the principal amount of such borrowings are accruing interest at an interest rate of 4.25%. Interest on the principal amount outstanding under the 2013 Credit Facility is payable monthly on the last calendar day of each month with the outstanding principal amount of any borrowings under the 2013 Credit Facility, along with any accrued and unpaid interest thereon, payable on March 28, 2015.

The 2012 Credit Facility was governed by the terms of a Loan and Security Agreement (the "Loan and Security Agreement"), which required compliance with certain financial and other covenants, was secured by all of our domestic assets except intellectual property (which we agreed not to pledge to others), and was guaranteed on an unsecured basis by certain of our subsidiaries. The Loan and Security Agreement contained customary events of default, which, if triggered, would permit SVB to exercise customary remedies such as acceleration of all then-outstanding obligations arising under the Loan and Security Agreement. The 2013 Credit Facility is governed by the terms of an Amended and Restated Loan and Security Agreement, dated as of March 28, 2013, entered into by and between us, as borrower, and SVB, as lender (the "A&R Loan Agreement"), which amended and restated in its entirety the Loan and Security Agreement. The A&R Loan Agreement requires us to maintain a consolidated minimum tangible net worth of at least $1,500,000, increasing as of the last day of each of our fiscal quarters by an amount equal to 25% of the sum of (i) our net income for such quarter, (ii) any increase in the principal amount of our outstanding subordinated debt during such quarter, and (iii) the net amount of proceeds received by us in such quarter from the sale or issuance of equity securities. Losses in any quarter shall not reduce the required Tangible Net Worth. "Tangible Net Worth" is defined to mean our and our subsidiaries' consolidated total assets minus (a) any amounts attributable to (i) goodwill, (ii) intangible items including unamortized debt discount and expense, patents, trademarks, copyrights, and research and development expenses except prepaid expenses, (iii) notes, accounts receivable and other obligations owing to us from our officers or other affiliates, and (iv) reserves not already deducted from assets, minus (b) our total liabilities, plus (c) our subordinated debt.

In addition, we are required to provide certain financial information and compliance certificates to SVB and comply with certain other customary affirmative and negative covenants. The 2013 Credit Facility is secured by all of our domestic assets except for intellectual property (which we agreed not to pledge to others), and the pledge of our equity interests in our foreign subsidiaries that are controlled foreign corporations (as defined in the Internal Revenue Code) is limited to 65% of the voting power of such equity interests. Our obligations under the A&R Loan Agreement are guaranteed on an unsecured basis by certain of our subsidiaries. The A&R Loan Agreement contains customary events of default, which, if triggered, permit SVB to exercise customary remedies such as acceleration of all then outstanding obligations arising under the A&R Loan Agreement, to terminate its obligations to lend under the 2013 Credit Facility, to apply a default rate of interest to such outstanding obligations, and to exercise customary remedies under the Uniform Commercial Code.

Uses of Capital

Sajan's primary uses of capital resources for the year ended December 31, 2012 were to fund operating activities, invest in software development, and pay the final installment to the prior owners of New Global, which was acquired in late 2011. Our commitments and contingencies are described in more detail in Note 15 to our financial statements, included in Part II, Item 8 of this Annual Report on Form 10-K.

We intend to utilize our current capital resources to support our business, including 1) ongoing sales and marketing activities both domestically and internationally, 2) investments in our translation management system, and 3) purchasing strategic companies that may add to our operations and client base.

We believe that our cash and cash equivalents, operating cash flows, and borrowings available under our line of credit facility will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. Thereafter, we may need to raise additional funds through public or private financings or borrowings to fund our operations, to develop or enhance products, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies.

If required, additional financing may not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders or we may be subject to covenants that restrict how we conduct our business. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as of December 31, 2012.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSUORES ABOUT MARKET RISK

As a small reporting company, we are not required to provide disclosure pursuant to this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders, Audit Committee and Board of Directors
Sajan, Inc. and Subsidiaries
River Falls, WI

We have audited the accompanying consolidated balance sheets of Sajan, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sajan, Inc. and Subsidiaries as of December 31, 2012 and 2011 and the results of their operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Minneapolis, Minnesota
March 29, 2013

Sajan, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 892,939	$ 1,763,249
Accounts receivable, net of allowance of $15,000	3,192,337	3,501,898
Unbilled services	1,015,429	823,617
Prepaid expenses and other current asset	438,674	415,794
Deferred tax asset, net of allowance	54,180	54,180
Total current assets	5,593,559	6,558,738
Property and equipment, net	805,284	758,440
Other assets:		
Intangible assets, net	569,420	944,791
Capitalized software development costs, net	301,552	123,003
Other assets	26,562	32,820
Total other assets	897,534	1,100,614
Total assets	$ 7,296,377	$ 8,417,792
Liabilities and Stockholders' Equity		
Current liabilities:		
Line of credit	$ 400,000	$ -
Current portion of capital lease obligation	30,980	26,039
Acquisition liability - due to sellers	-	331,131
Accounts payable	2,501,772	2,507,490
Accrued interest – related party	111,288	51,123
Accrued compensation and benefits	519,958	665,793
Accrued liabilities	188,483	167,230
Deferred revenue	583,520	875,017
Total current liabilities	4,336,001	4,623,823
Long-term liabilities:		
Capital lease obligation, net of current portion	7,549	38,528
Note payable – related party	750,000	750,000
Total long-term liabilities	757,549	788,528
Total liabilities	5,093,550	5,412,351
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized and no shares issued outstanding	-	-
Common stock, $.01 par value, 35,000,000 shares authorized; 16,268,393 and 16,165,970 issued and outstanding at December 31, 2012 and 2011	162,683	161,659
Additional paid-in capital	6,968,032	6,695,069
Accumulated deficit	(4,728,664)	(3,676,350)
Foreign currency adjustment	(199,224)	(174,937)
Total stockholders' equity	2,202,827	3,005,441
Total liabilities and stockholders' equity	$ 7,296,377	$ 8,417,792

See notes to consolidated financial statements.

Sajan, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	
	2012	2011
Revenues:		
Translation and consulting income	$ 20,511,176	$ 20,904,311
Operating expenses:		
Cost of revenues (exclusive of depreciation and amortization)	13,298,987	12,467,302
Sales and marketing	2,415,436	2,545,309
Research and development	1,093,582	1,622,564
General and administrative	3,757,152	3,849,049
Depreciation and amortization	825,092	747,672
Loss on subsidiary closure	80,113	-
Acquisition expense	-	95,481
Total operating expenses	21,470,362	21,327,377
Loss from operations	(959,186)	(423,066)
Other income (expense):		
Interest expense	(98,733)	(72,679)
Net gain on sale of patents	-	550,775
Interest and other income	2,260	5,630
Other expense (income)	60,845	18,327
Total other income (expense), net	(35,628)	502,053
Income (loss) before income taxes	(994,814)	78,987
Income tax expense	57,500	12,000
Income (loss)	$ (1,052,314)	$ 66,987
Other comprehensive loss:		
Realized gain on foreign currency translation for shut down of foreign subsidiary	(85,513)	-
Effect of foreign currency translation adjustments	61,226	(152,802)
Comprehensive loss	$ (1,076,601)	$ (85,515)
Income (loss) per common share – basic & diluted	$ (.07)	$ .00
Weighted average shares outstanding – basic	16,201,587	16,051,259
Weighted average shares outstanding – diluted	16,201,587	16,341,340

See notes to consolidated financial statements.

Sajan Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2012 and 2011

	Common Shares	Common Stock	Additional Paid-In Capital	Accumulated other e loss	Retained earnings (accumulated deficit)	Total
Balances at December 31, 2010	16,009,331	$ 160,093	$ 6,339,183	$ (22,135)	$ (3,743,337)	$ 2,733,804
Net income				-	66,987	66,987
Exercise of Stock Options / Warrants	18,468	184	8,223			8,407
Issuance of shares for New Global purchase	138,171	1,382	157,307			158,689
Cash distribution returned related to dissenter shares			(30,210)			(30,210)
Stock- based compensation			220,566			220,566
Other comprehensive loss on foreign currency adjustment	-	-	-	(152,802)	-	(152,802)
Balances at December 31, 2011	16,165,970	161,659	6,695,069	(174,937)	(3,676,350)	3,005,441
Net loss					(1,052,314)	(1,052,314)
Cashless exercise of stock options / warrants	19,834	198	(198)			-
Issuance of shares for New Global purchase	82,589	826	94,151			94,977
Stock-based compensation			179,010			179,010
Other comprehensive loss on foreign currency adjustment	-	-	-	61,226		61,226
Realized (gain) loss on foreign currency translation for shutdown of foreign subsidiary				(85,513)		(85,513)
Balances at December 31, 2012	16,268,393	$ 162,683	$ 6,968,032	$ (199,224)	$ (4,728,664)	$ 2,202,827

See notes to consolidated financial statements.

Sajan, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31, 2012	Year ended December 31, 2011
Cash flows from operating activities:		
Net income (loss)	$ (1,052,314)	$ 66,987
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Loss on subsidiary closure	80,113	-
Foreign currency gain on subsidiary closure	(85,513)	-
Amortization of capitalized software costs	123,172	331,411
Amortization of license costs	143,658	147,889
Amortization of intangible assets	247,240	-
Depreciation	311,022	268,372
Stock-based compensation expense	179,010	220,566
Net gain on sale of patents	-	(550,775)
Gain on lease termination	-	(36,568)
Decrease (increase) in current assets:		
Accounts receivable	309,561	50,588
Unbilled services	(191,812)	(197,956)
Prepaid expenses and other current assets	(174,037)	(272,769)
Other assets	(5,352)	2,463
Increase (decrease) in current liabilities:		
Accounts payable	(5,718)	(278,913)
Accrued interest – related party	60,165	(17,041)
Accrued compensation and benefits	(145,835)	184,657
Accrued liabilities	(20,744)	(60,689)
Deferred revenue	(291,497)	555,053
Net cash flows provided by (used in) operating activities	(518,881)	413,275
Cash flows from investing activities:		
Purchases of property and equipment	(372,717)	(194,837)
Release of restrictions of escrow funds	-	1,000,000
Cash paid for purchase of company, net of cash acquired	-	(158,689)
Purchases of intangible assets	(13,045)	(1,359)
Capitalized software development costs	(300,483)	-
Cash acquired in acquisition and merger transactions	-	14,375
Payment for security deposit	-	(20,386)
Payment to dissenter	-	(50,000)
Proceeds from sale of patents	-	550,775
Net cash flows provided by (used in) investing activities	(686,245)	1,139,879
Cash flows from financing activities:		
Payments on note payable – related party	-	(250,000)
Payments on note payable – indemnification escrow	-	(1,000,000)
Payments on acquisition debt	(94,978)	(305,178)
Payments on capital lease obligation	(26,038)	(14,793)
Proceeds from issuance of credit facility	400,000	-
Escrow proceeds returned for dissenter shares	-	19,790
Proceeds from common stock issuance	-	8,407
Net cash flows provided by (used in) financing activities	278,984	(1,541,774)
Net increase (decrease) in cash and cash equivalents	(926,142)	11,380
Effect of exchange rate changes in cash	55,832	(151,360)
Cash and cash equivalents – beginning of year	1,763,249	1,903,229
Cash and cash equivalents – end of year	$ 892,939	$ 1,763,249
Cash paid for interest, net of amortization of loan fees	$ 38,568	$ 89,720
Cash paid for taxes	$ 50,068	$ -
Non-cash investing and financing transactions:		
Common stock issued for purchase of company (See Note 4)	$ 94,977	$ 158,689
Debt acquired in acquisition (See Note 4)	$ -	$ 305,178
Cashless exercise of stock options	$ 198	$ -

Adjustment of intangible assets and acquisition liability	$ 141,176	$ -
Purchase of fixed assets via capital lease obligation	$ -	$ 79,360

See notes to consolidated financial statements.

Sajan, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

1. Nature of Business

Sajan, Inc. (the "Company" or "Sajan"), a Delaware corporation, provides language translation services and technology solutions to companies located throughout the world, particularly in the technology, consumer products, medical and life sciences, financial services, manufacturing, government, and retail industries that are selling products into global markets. The Company is located in River Falls, Wisconsin. In 2009, we established Sajan Software Ltd ("Sajan Software"), which is based in Dublin, Ireland. The Ireland facility serves as both a Global Language Service Center and is home to Sajan Software, the producer of Sajan's technology tools. Sajan India Software Private Limited ("Sajan India"), based in Delhi, India, was our software development center. This center was closed in January 2012 and these functions moved to our River Falls headquarters. In 2010, we also established a Global Language Service Center in Spain, Sajan Spain S.L.A. ("Sajan Spain"), to serve the European market. In 2011, we established a Global Language Service Center in Singapore, Sajan Singapore Pte. Ltd ("Sajan Singapore"), to serve the Asia Pacific market. In addition, in 2011 we acquired companies in Spain ("New Global Europe") and Canada ("New Global Canada"). All of these operations are wholly-owned subsidiaries of Sajan. Effective as of May 7, 2012, Sajan, LLC was merged with and into Sajan, Inc. and Sajan, Inc. was the surviving entity. Operations of New Global Canada are insignificant.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Sajan, Inc. and its wholly-owned subsidiaries, Sajan Software, Sajan India, Sajan Spain, Sajan Singapore, New Global Europe and New Global Canada from the effective date of their acquisition or formation.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable and other accrued expenses, approximate their fair values due their short maturities and/or market-consistent interest rates.

Accounts Receivable

The Company extends unsecured credit to customers in the normal course of business. The Company provides an allowance for doubtful accounts when appropriate, the amount of which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions, on an individual customer basis. Normal accounts receivable are due 30 days after issuance of the invoice. Receivables are written off only after all collection attempts have failed, and are based on individual credit evaluation and specific circumstances of the customer. Accounts receivable have been reduced by an allowance for uncollectible accounts of approximately $15,000 at both December 31, 2012 and 2011. Management believes all accounts receivables in excess of the allowance are fully collectible. The Company does not accrue interest on accounts receivable.

Income / Loss Per Common Share

Basic earnings (loss) per share is computed based on the weighted average number of common shares outstanding. Basic per share amounts are computed, generally, by dividing net income (loss) by the weighted average number of common shares outstanding.

Diluted earnings (loss) per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include unexercised stock options and warrants. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless their effect is anti-dilutive, thereby reducing the loss or increasing the income per common share. In calculating diluted weighted average shares and per share amounts, stock options and warrants with exercise prices below average market prices, for the respective fiscal years in which they were dilutive, are considered to be outstanding using the treasury stock method. The treasury stock method requires the calculation of the number of additional shares by assuming the outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the year. In the event that the Company is in a net loss situation, all options and warrants outstanding are excluded from the diluted weighted average share outstanding calculation as the effect of these options is anti-dilutive.

For the year ended December 31, 2012 we excluded options to purchase 1,138,050 shares and warrants to purchase 176,026 shares from the diluted weighted average share outstanding calculation because the inclusion of these shares would have been anti-dilutive. For the year ended December 31, 2011 we excluded options to purchase 649,667 and warrants to purchase 50,004 shares from the diluted weighted average share outstanding calculation because the inclusion of these shares would have been anti-dilutive.

A reconciliation of the denominator in the basic and diluted income or loss per share is as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011
Numerator:		
Net income (loss)	$ (1,052,314)	$ 66,987
Denominator:		
Weighted average common shares outstanding – basic	16,201,587	16,051,529
Income (loss) per common share – basic	$ (0.07)	$ 0.00
Weighted average common shares outstanding – diluted	16,201,587	16,341,340
Income (loss) per common share – diluted	$ (0.07)	$ 0.00

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives, initially determined to be two to seven years, using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in operating results. Repairs and maintenance costs are expensed as incurred.

Long-lived Assets

The Company annually reviews its long-lived assets for events or changes in circumstances that may indicate that the carrying amount of a long-lived asset may not be recoverable or exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's long-lived assets, which include equipment, capitalized software, intangibles and patents, are subject to depreciation or amortization. There was no impairment for the years ended December 31, 2012 and 2011.

Capitalized Software Development Costs

Sajan capitalizes software development costs incurred during the application development stage related to new software or major enhancements to the functionality of existing software that is developed solely to meet the entity's internal operational needs and when no substantive plans exist or are being developed to market the software externally. Costs capitalized include external direct costs of materials and services and internal payroll and payroll-related costs. Any costs during the preliminary project stage or related to training or maintenance are expensed as incurred. Capitalization ceases when the software project is substantially complete and ready for its intended use. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. During the year ended December 31, 2012, the Company capitalized $300,000 related to software development activities, (see Note 8).

When the projects are ready for their intended use, the Company amortizes such costs over their estimated useful lives of three years. Capitalized software amortization expense for the years ended December 31, 2012 and 2011 was $123,172 and $331,411, respectively. Estimated amortization expense for capitalized software costs for the years ending December 31, 2013, 2014, and 2015 is expected to be approximately $113,000, $100,000 and $89,000, respectively.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based compensation at fair value. The Company recognizes stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. For the years ended December 31, 2012 and 2011, total stock-based compensation expense was approximately $179,000 ($0.01 per share) and $221,000 ($0.01 per share), respectively. As of December 31, 2012, there was approximately $283,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's 2004 Long-Term Incentive Plan. That cost is expected to be recognized over a weighted-average period of three years. This is an estimate based on options currently outstanding, and therefore this projected expense could be more in the future.

The Company's determination of fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of variables. These variables include, but are not limited to, the Company's expected stock price volatility, and actual and projected stock option exercise behaviors and forfeitures. An option's expected term is the estimated period between the grant date and the exercise date of the option. As the expected term increases, the fair value of the option and the compensation cost will also increase. The expected-term assumption is generally calculated using historical stock option exercise data; however, the Company does not have historical exercise data to develop such an assumption. As a result, the Company determined the expected term assumption using the simplified expected-term calculation as provided in SEC Staff Accounting Bulletin 107.

The Company calculates expected volatility for stock options and awards using its own stock price. Management expects and estimates substantially all director and employee stock options will vest, and therefore the forfeiture rate used is zero. The risk-free rates for the expected terms of the stock options are based on the U.S. Treasury yield curve in effect at the time of grant.

In determining the compensation cost of the options granted during 2012 and 2011, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model, and the weighted average assumptions used in these calculations are summarized as follows:

	2012	2011
Risk-free interest rate	0.7%	1.9%
Expected life of options granted	7 years	7 years
Expected volatility range	69%	60%
Expected dividend yield	-%	-%

Using the Black-Scholes option pricing model, management has determined that the options and warrants issued in 2012 and 2011 have a weighted-average grant date fair value of $0.94 and $1.34 per share, respectively.

Revenue Recognition

The Company derives revenues primarily from language translation services and professional consulting services.

Translation services utilize the Company's proprietary translation management system – Transplicity – to provide a solution for all of the customer's language translation requirements. Services include content analysis, translation memory and retrieval, language translation, account management, graphic design services, technical consulting and professional services. Services associated with translation of content are generally billed on a "per word" basis. Professional services, including technical consulting and project management are billed on a per hour rate basis.

In accordance with Financial Accounting Standard Board ("FASB") and SEC accounting guidance on revenue recognition, the Company considers revenue earned and realizable at the time services are performed and amounts are earned. Sajan considers amounts to be earned when (1) persuasive evidence of an arrangement has been obtained; (2) services are delivered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectability of those fees. The Company recognizes revenue for translations services on a standard "per word" basis at the time the translation is completed. The Company recognizes revenue for professional services when the services have been completed in accordance with the statement of work.

Sajan's agreements with its customers may provide the customer with a limited time period following delivery of the project for the customer to identify any non-conformities to the pre-defined project specifications. The Company has the opportunity to correct these items. Historically, errors in project deliverables have been minimal and accordingly, revenue is recognized as services are performed.

Revenues recognized in excess of billings are recorded as unbilled services. Billings in excess of revenues recognized are recorded as deferred revenues to the extent cash has been received.

As of December 31, 2012 and 2011, the Company had unbilled services of $1,015,429 and $823,617, respectively. Unbilled services relates to revenue that has been recognized but not billed as of each reporting date for services relating to projects that are completed or delivered but for which we had not yet invoiced the customer. The Company recognizes un-invoiced revenue when all revenue recognition criteria are met. However, the unbilled services are not included in accounts receivable until the customer is invoiced.

Cost of Revenues

Cost of revenues consists primarily of expenses incurred for translation services provided by third parties as well as salaries and associated employee benefits for personnel related to client projects. Cost of revenues excludes depreciation and amortization which is presented separately as a component of operating expenses.

Research and Development

Research and development expenses represent costs incurred for development of routine enhancements to our operating software system and include costs incurred during the preliminary project stage of development or related to training or maintenance activities. Research and development expenses consist primarily of salaries and related costs of our software engineering organization, fees paid to third party consultants and certain facility expenses. We expense all research and development expenses as incurred.

Advertising Costs

The majority of advertising costs are included in sales and marketing expenses and are expensed as incurred. Advertising costs totaled $8,956 and $20,357 for the years ended December 31, 2012 and 2011, respectively.

Foreign Currency Translation

For operations in local currency environments, assets and liabilities are translated at year-end exchange rates with cumulative translation adjustments included as a component of shareholders' equity and income and expense items are translated at average foreign exchange rates prevailing during the year. For operations in which the U.S. dollar is not considered the functional currency, certain financial statements amounts are re-measured at historical exchange rates, with all other asset and liability amounts translated at year-end exchange rates. These re-measured adjustments are reflected in the results of operations. Gains and losses from foreign currency transactions are included in the Consolidated Statements of Operations and Comprehensive Loss.

Income Tax

Current income taxes are recorded based on statutory obligations for the current operating period for the various countries in which the Company has operations.

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

3. Liquidity

The Company incurred a loss of approximately $1.1 million from continuing operations for the year ended December 31, 2012 and net income of approximately $70,000 for the year ended December 31, 2011. The Company's liquidity is largely a function of the amount available to borrow on its credit facility. The amount available to borrow on the credit facility is the direct result of the collections and aging on its accounts receivable. The Company has analyzed the historic collections and the positive cash flow in the last two quarters of 2012. This analysis indicates that the Company will continue to generate positive operating cash flow beginning in the first quarter of 2013 and its operations will generate cash to reduce the indebtedness.

We believe our existing cash and cash equivalents, and borrowings available under our credit facility will be sufficient to fund our operations and anticipated capital expenditures over at least the next 12 months.

4. Acquisition

In October 2011, the Company completed the acquisition of the New Global Group of companies ("New Global"). New Global is a provider of multilingual communication services and technologies and serves clients in the United States, Canada and Europe through offices in Montreal, Canada and Madrid, Spain. This acquisition included the purchase of the outstanding stock of two subsidiaries of New Global, New Global Canada and New Global Europe, and certain assets and liabilities of New Global LLC. The effective date of the acquisition was October 1, 2011.

The consideration for the acquisition of New Global included cash, Sajan common stock and the assumption of New Global liabilities and debt. The assumed debt was repaid immediately upon closing of the transaction. Half of the cash and stock consideration was paid at closing and the remaining half of the consideration was paid on the first anniversary of the transaction. Expenses of $95,500 related to the acquisition were recorded in 2011.

The primary asset acquired was the New Global customer list. The Company evaluated the purchase price allocation based on the fair value of the assets acquired and liabilities assumed. The fair value allocated to the customer list is being amortized over a period of four years from the date of purchase.

An allocation of the purchase price to the net assets acquired as of the closing date of the acquisition is as follows:

Current Assets	$	327,563
Intangible Assets – Customer Relationships		912,406
Debt Obligations		(305,178)
Current Liabilities		(286,282)
Net Assets Acquired	$	648,509

Form of consideration was as follows:

Cash	$	158,689
Stock		158,689
Liability Due to Sellers		331,131
Total	$	648,509

The value of the intangible asset associated with the customer relationships acquired in the New Global transaction was established based on the determination of the future expected discounted net cash flows of those customers over a four year period.

The liability due to the sellers of approximately $331,000 was subject to adjustment in the event of the discovery of any additional pre-closing liabilities or in the event of loss of revenue from New Global customers during the six month period after closing.

The results of the New Global operations have been included in the results of operations of Sajan from October 1, 2011. On a pro-forma basis, if the acquisition of New Global had been completed on January 1, 2011, the financial results of Sajan would have been as follows:

	For the Year Ended December 31, 2011			
	As Reported		Pro-Forma	
Revenues	$	20,904,000	$	22,099,000
Operating Expenses		21,327,000		22,402,000
Loss from Operations	$	(423,000)	$	(303,000)

The unaudited pro-forma financial information set forth above for the year ended December 31, 2011 does not purport to represent what the Company's results of operations would actually have been if this transaction had in fact occurred on January 1, 2011, or to project the Company's future results of operations.

On October 14, 2012, the Company and the previous owners of New Global entered into an agreement to formalize the purchase price adjustments that were outlined in the Purchase Agreement dated October 14, 2011 The Company also completed its final valuation of the intangible assets acquired. As a result of this amendment to the agreement, the Company has recorded a reduction in the remaining obligation to the former New Global owners of $141,000 and a corresponding reduction of intangible assets. The remaining obligation to the former New Global owners of $190,000 was settled on October 14, 2012, through the payment of $95,000 and the issuance of 82,589 shares of the Company's common stock.

5. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

Cash concentration – The Company places its cash at financial institutions with balances that, at times, may exceed federally insured limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these deposits. The Company has not experienced any losses on such accounts.

Accounts receivable concentration – Concentrations of credit risk with respect to trade accounts receivable are limited due to the dispersion of customers across different industries and geographic regions. At December 31, 2012, two customers accounted for approximately 24% and 12% of accounts receivable, and at December 31, 2011 one customer accounted for approximately 17% of accounts receivable.

Sales concentration – For the year ended December 31, 2012, the Company had two customers that accounted for 18% and 11% of net revenues, and for the year ended December 31, 2011, one customer that accounted for 11% of net revenues, respectively.

6. Segment Information and Major Customers

The Company views its operations and manages its business as one reportable segment, providing language translation solutions to a variety of companies, primarily in its targeted vertical markets. Factors used to identify the Company's single operating segment include the financial information available for evaluation by the chief operating decision maker in making decisions about how to allocate resources and assess performance. The Company markets its products and services through its headquarters in the United States and its wholly-owned subsidiaries operating in Ireland, Spain, and Singapore.

Net sales per geographic region, based on the billing location of end customer, are summarized below.

	Years Ended December 31,			
	2012		2011	
	Sales	Percent	Sales	Percent
United States	$ 14,419,256	70.3%	$ 14,334,089	68.6%
Asia	960,131	4.7%	671,315	3.2%
Europe	4,318,771	21.1%	5,319,011	25.4%
Other International	813,018	4.0%	579,896	2.8%
Total Sales	$ 20,511,176	100.0%	$ 20,904,311	100.0%

One foreign country accounted for 11.4% of consolidated revenue in 2012 and 11.3% in 2011.

7. Property and Equipment

Property and equipment consisted of the following as of December 31:

	2012	2011
Furniture, equipment, and software	$ 1,951,692	$ 1,625,441
Leasehold improvements	397,562	389,375
Total	2,349,254	2,014,816
Less accumulated depreciation and amortization	(1,543,970)	(1,256,376)
Total property and equipment, net	$ 805,284	$ 758,440

Depreciation and amortization expense was $311,022 and $268,372 for the years ended December 31, 2012 and 2011, respectively.

8. Capitalized Software Development Costs

Capitalized software development costs consist of the following as of December 31:

	2012	2011
Capitalized software development costs	$ 2,865,655	$ 2,534,891
Less accumulated amortization	(2,535,060)	(2,435,652)
Change in foreign currency exchange rates	(29,043))	23,764
Total capitalized software development costs, net	$ 301,552	$ 123,003

9. Intangible Assets

Intangible assets consist of the following as of December 31:

	2012	2011
Customer lists acquired	$ 771,229	$ 912,405
Patents and licenses	517,883	504,838
Total	1,289,112	1,417,243
Less accumulated amortization	(719,692)	(472,452)
Total intangible assets, net	$ 569,420	$ 944,791

Intangible assets are amortized over their expected useful lives of 3 to 15 years. Amortization of intangible assets was $247,240 and $147,889 for the years ended December 31, 2012 and 2011, respectively. Estimated amortization expense of intangible assets for the years ending December 31, 2013, 2014, 2015, 2016, 2017, and thereafter is $189,821, $189,821, $170,877, $3,463, $1,595, and $13,831 respectively. The weighted average remaining life of the intangibles is 3 years.

10. Related Party Transactions

Note Payable

Notes payable and accrued interest to related parties was approximately $861,000 and $801,000 at December 31, 2012 and December 31, 2011, respectively, related to notes payable to officers and stockholders of the Company, Shannon and Angela Zimmerman. On February 23, 2010, the Company issued a Promissory Note to Shannon and Angela Zimmerman in the amount of $1 million. The Promissory Note had a term of one year and provided for an interest rate of 8% per year to be accrued until payment of the Promissory Note. On February 22, 2011, the Promissory Note was amended. The amendment called for the payment of $250,000 of the principal amount immediately together with all accrued interest, but extended the due date on the remaining $750,000 principal amount of the Promissory Note to August 23, 2012. On March 26, 2012, the Promissory Note was amended to extend its maturity date to August 23, 2013, and on March 21, 2013, the Promissory Note was amended to extend its maturity date to August 23, 2015. The other terms of the Promissory Note remain the same. The remaining principal balance of $750,000 under the Zimmerman Note is not repayable while the Silicon Valley Bank credit facility remains in place.

Upon the occurrence of an "event of default," as defined in the Promissory Note, and at any time thereafter, the unpaid principal balance, plus accrued interest, plus all other amounts due under the Promissory Note will, at the option of the Zimmermans, be immediately due and payable, without notice or demand. The obligations of the Company under the Promissory Note are unsecured and are subordinated to the Credit Facility (see Note 11).

Accrued interest was approximately $111,000 and $51,000 as of December 31, 2012 and 2011, respectively, and is subordinated to the Credit Facility (see Note 11). Interest expense was $60,000 and $63,000 for the years ended December 31, 2012 and 2011, respectively.

Lease

Sajan leases its office space, under three non-cancelable operating leases, from River Valley Business Center, LLC ("RVBC"), a limited liability company that is owned by Shannon Zimmerman and Angela Zimmerman, each of whom is an executive officer and director of the Company, and beneficial owners of the Company's outstanding voting common stock. During 2011, the space consisted of approximately 16,000 square feet and was leased pursuant to two agreements. These lease agreements require the Company to pay a minimum monthly rental plus certain operating expenses and expire in January 2017. Payment of rent under these leases is secured by goods, chattels, fixtures and personal property of the Company. Effective February 28, 2012, the Company entered into a third lease for an additional 3,850 square feet of space in the same building. The monthly lease payment for this additional space is $4,650. All other terms of the lease were the same as the previous leases. Rent expense for the years ended December 31, 2012 and 2011 was $334,573 and $288,108, respectively.

11. Credit Facility

In March 2012 we entered into a one-year revolving working capital line of credit with Silicon Valley Bank ("SVB"), which permits borrowings up to a principal amount equal to the lesser of (a) $1,500,000 or (b) 80% of the aggregate amount of our outstanding eligible domestic accounts receivable, subject to customary limitations and exceptions (the "2012 Credit Facility"). As of December 31, 2012, $400,000 had been drawn under the 2012 Credit Facility. Interest on the principal amount outstanding under the 2012 Credit Facility accrued at a floating rate equal to the greater of 50 basis points above the U.S. prime rate and 4.0%, and is payable monthly on the first calendar day of each month. The outstanding principal amount of any borrowings under the 2012 Credit Facility, along with any accrued and unpaid interest thereon, was payable on the maturity date, March 28, 2013.

On March 28, 2013, we entered into a new credit facility by entering into a two-year revolving working capital line of credit with SVB, which permits borrowings of up to a principal amount equal to the lesser of (a) $1,500,000 or (b) eighty percent (80%) of the aggregate amount of our outstanding eligible accounts receivable, subject to customary limitations and exceptions (the "2013 Credit Facility"). The 2013 Credit Facility matures on March 28. 2015. The unpaid principal amount borrowed under the 2013 Credit Facility accrues interest at a floating rate per annum equal to (a) 1.0% above the "prime rate" published from time to time in the money rates section of the Wall Street Journal (the "Prime Rate") when the Liquidity Ratio (as defined below) is greater than or equal to 2.0 to 1.0 and (b) 2.25% above the Prime Rate when the liquidity ratio is less than 2.0 to 1.0. The interest rate floor is set at 4.0% per annum. "Liquidity Ratio" is defined to mean the ratio of (i) the amount of our unrestricted cash and cash equivalents held at SVB plus (ii) the aggregate amount of our outstanding eligible accounts receivable, subject to customary limitations and exceptions to (iii) all outstanding indebtedness that we owe to the SVB. As of March 28. 2013 we have borrowed $400,000 under the 2013 Credit Facility, and the principal amount of such borrowings are accruing interest at an interest rate of 4.25%. Interest on the principal amount outstanding under the 2013 Credit Facility is payable monthly on the last calendar day of each month with the outstanding principal amount of any borrowings under the 2013 Credit Facility, along with any accrued and unpaid interest thereon, payable on March 28. 2015.

The 2012 Credit Facility was governed by the terms of a Loan and Security Agreement, dated as of March 28, 2012, entered into by and among Sajan, Inc. and Sajan, LLC, as borrowers, and SVB, as lender (the "Loan and Security Agreement"). The Loan and Security Agreement required us to maintain (a) a minimum liquidity ratio of 1.25:1.00, measured monthly based on the ratio of (i) the amount of borrowers' unrestricted cash and cash equivalents held at SVB plus (ii) the aggregate amount of borrowers' outstanding eligible domestic accounts receivable, subject to customary limitations and exceptions to (iii) all outstanding indebtedness owing by borrowers to SVB and (b) a minimum EBITDA covenant, measured monthly on a consolidated basis. In addition, we were required to provide certain financial information and compliance certificates to SVB and comply with certain other customary affirmative and negative covenants. The Credit Facility was originally secured by all of our domestic assets except for intellectual property (which we agreed not to pledge to others), and the pledge of our equity interests in our foreign subsidiaries is limited to 65% of such equity interests. Our obligations under the Loan and Security Agreement were also guaranteed on an unsecured basis by certain of our subsidiaries. The Loan and Security Agreement contained customary events of default, which, if triggered, would permit SVB to exercise customary remedies such as acceleration of all then-outstanding obligations arising under the Loan and Security Agreement, to terminate its obligations to lend under the Credit Facility, to apply a default rate of interest to such outstanding obligations, and to exercise customary remedies under the Uniform Commercial Code.

The 2013 Credit Facility is governed by the terms of an Amended and Restated Loan and Security Agreement, dated as of March 28, 2013, entered into by and between us, as borrower, and SVB, as lender (the "A&R Loan Agreement"), which amended and restated in its entirety the Loan and Security Agreement. The A&R Loan Agreement requires us to maintain a consolidated minimum tangible net worth of at least $1,500,000 increasing as of the last day of each of our fiscal quarters by an amount equal to 25% of the sum of (i) our net income for such quarter, (ii) any increase in the principal amount of our outstanding subordinated debt during such quarter, and (iii) the net amount of proceeds received by us in such quarter from the sale or issuance of equity securities. Losses in any quarter shall not reduce the required Tangible Net Worth. "Tangible Net Worth" is defined to mean our and our subsidiaries' consolidated total assets minus (a) any amounts attributable to (i) goodwill, (ii) intangible items including unamortized debt discount and expense, patents, trademarks, copyrights, and research and development expenses except prepaid expenses, (iii) notes, accounts receivable and other obligations owing to us from our officers or other affiliates, and (iv) reserves not already deducted from assets, minus (b) our total liabilities, plus (c) our subordinated debt.

In addition, we are required to provide certain financial information and compliance certificates to SVB and comply with certain other customary affirmative and negative covenants. The Credit Facility is secured by all of our domestic assets except for intellectual property (which we agreed not to pledge to others), and the pledge of our equity interests in our foreign subsidiaries that are controlled foreign corporations (as defined in the Internal Revenue Code) is limited to 65% of the voting power of such equity interests. Our obligations under the A&R Loan Agreement are guaranteed on an unsecured basis by certain of our subsidiaries. The A&R Loan Agreement contains customary events of default, which, if triggered, permit SVB to exercise customary remedies such as acceleration of all then outstanding obligations arising under the A&R Loan Agreement, to terminate its obligations to lend under the Credit Facility, to apply a default rate of interest to such outstanding obligations, and to exercise customary remedies under the Uniform Commercial Code.

The loans that were made to us under the Loan and Security Agreement and are now made to us under the A&R Loan Agreement are senior in right of payment to loans made to us by certain of our directors, executive officers and stockholders. In connection with the Loan and Security Agreement, we entered into a Subordination Agreement, dated as of March 28, 2012 (the "2012 Subordination Agreement"), with SVB and Shannon and Angel Zimmerman (the "Zimmermans"), relating to the promissory note issued by us to the Zimmermans on February 23, 2010, in the original aggregate principal amount of $1,000,000 (the "Zimmerman Note") (See Note 10). The 2012 Subordination Agreement provided that we were not able to make principal payments on the Zimmerman Note prior to repaying the full amount of borrowings made under the 2012 Credit Facility. In connection with the A&R Loan Agreement, we entered into a Subordination Agreement, dated as of March 21, 2013 (the "2013 Subordination Agreement"), with SVB and the Zimmermans related to the Zimmerman Note. The 2013 Subordination Agreement replaced the 2012 Subordination Agreement and contains terms substantially similar to those of the 2012 Subordination Agreement. The Company does not anticipate paying the Zimmerman Note in 2013 and therefore is classifying this as long-term indebtedness.

At one month-end during the year ended December 31, 2012 and at month-end January 31, 2013 and February 28, 2013, the Company was not in compliance with one of the covenants of the Credit Facility. The Company received waivers for these violations. The Company was in compliance with all applicable covenants of the Credit Facility at December 31, 2012.

12. Other Accrued Liabilities

Other accrued liabilities included the following as of December 31:

	2012	2011
Legal and professional services	$ 30,131	$ 22,720
VAT tax obligations	80,806	71,185
Other	77,546	73,325
Total	$ 188,483	$ 167,230

13. Options and Warrants

Amended and Restated 2004 Long-Term Incentive Plan

Over the past several years, shareholders have approved various modifications to the Amended and Restated 2004 Long-Term Incentive Plan (the "Plan") so that as of December 31, 2012, 2,200,000 shares of the Company's common stock were reserved for the issuance of restricted stock and incentive and nonqualified stock options to directors, officers and employees of and advisors to the Company. Exercise prices are determined by the board of directors on the dates of grants. The Company issues new shares when stock options are exercised.

The following table summarizes stock option activity for options granted under and outside of the Plan for the years ended December 31, 2012 and 2011:

	Number of Stock Options	Weighted-Average Exercise Price	Weighted-Average Fair Value	Weighted-Average Remaining Contractual Term (Years)
Balance at December 31, 2010	836,646	$ 2.01	$ 1.25	7.3
Granted	680,000	1.34	0.89	
Exercised	(20,673)	0.61	0.21	
Cancelled	(59,506)	1.32	0.79	
Balance at December 31, 2011	1,436,467	$ 1.74	$ 1.05	7.7
Granted	221,000	0.94	0.60	
Exercised	(40,000)	0.61	0.50	
Cancelled	(479,417)	2.77	1.00	
Balance at December 31, 2012	1,138,050	$ 1.19	$ 1.01	6.9
Exercisable at December 31, 2011	587,880	$ 2.29	$ 1.05	5.4
Exercisable at December 31, 2012	685,249	$ 1.17	$ 1.15	5.5
Vested during 2012	300,536	$ 1.24	$ 0.89	
Nonvested at December 31, 2012	452,801	$ 1.22	$ 0.80	9.0

Aggregate fair value of options vested during the years ended December 31, 2012 and 2011 was $229,142 and $128,178, respectively.

Intrinsic value as of December 31, 2012 is based on the fair value price of $0.45, which was the closing price of the stock on December 31, 2012. Based on the $0.45 fair value of the stock, there were no in-the-money options as of December 31, 2012. Accordingly, there is no intrinsic value information for in-the-money options as of December 31, 2012. The intrinsic value of options exercised during the year ended December 31, 2012 was $24,000. The Company used a fair value of $1.26 on December 31, 2011. The total number of shares of in-the-money options outstanding as of December 31, 2011 was 786,800. The total number of shares subject to in-the-money options exercisable as of December 31, 2011 was 462,381. The intrinsic value of options outstanding and exercisable at December 31, 2011 was $282,263 and $244,984, respectively.

The following is a summary of warrants outstanding and exercised for the years ended December 31, 2012 and 2011:

	Warrants Shared	Weighted-Average Exercise Price	Weighted-Average Fair Value	Aggregate Fair Value	Weighted-Average Remaining Contractual Term (Years)
Balance at December 31, 2010	548,007	$ 17.89	$ 0.10	$ 56,581	2.2
Warrants expired	(371,981)	$ 23.30			
Balance at December 31, 2011	176,026	$ 2.17	$ 0.32	$ 56,581	4.2
Balance at December 31, 2012	176,026	$ 2.17	$ 0.32	$ 56,581	3.2

All warrants were vested as of December 31, 2012 and 2011.

14. Income Taxes

The following is a reconciliation of the federal statutory income tax rate to income tax expense (benefit) for the years ended December 31:

	2012	2011
Federal Income tax (benefit) at the statutory rate	$ (348,000)	$ 27,000
State income tax	(79,000)	6,000
Federal benefit for state taxes	28,000	(2,000)
Foreign taxes	57,500	-
Alternative minimum tax	-	12,000
Non-deductible expenses	(14,000)	36,000
Adjustment of net operating loss	145,000	143,000
Valuation allowance	268,000	(210,000)
Income tax expense (benefit)	$ 57,500	$ 12,000

The Company is subject to Alternative Minimum Tax (AMT), which only allows for the utilization of existing NOL carryforwards to offset 90% of AMT taxable income.

Our deferred income tax assets and liabilities are recognized for the differences between the financial statement and income tax reporting basis of assets and liabilities based on currently enacted rates and laws. These differences include depreciation, net operating loss carryforwards, capital loss carryforwards, allowance for accounts receivable, stock options and warrants, prepaid expenses, capitalized software costs, cash to accrual conversion, and accrued liabilities.

Net deferred tax assets consist of the following as of December 31:

	2012	2011
Deferred tax assets:		
Accounts payable and other liabilities	$ 73,000	$ 202,000
Stock-based compensation	412,000	429,000
Net operating loss and credit carryforward	12,033,000	11,926,000
Other	31,000	31,000
Valuation allowance	(12,178,000)	(11,997,000)
	$ 371,000	$ 591,000
Deferred tax liabilities		
Accounts receivable and other assets	(30,000)	(323,000)
Nondeductible acquired intangibles	(120,000)	(121,000)
Depreciation	(41,000)	(41,000)
Capitalized software development costs	(126,000)	(52,000)
	$ (317,000)	$ (537,000)

The above deferred taxes have been classified in the accompanying consolidated balance sheets as follows as of December 31:

	2012	2011
Current assets (included in other current assets)	$ 54,000	$ 54,000
Noncurrent liability	-	-
	$ 54,000	$ 54,000

The provision for income taxes charged to operations consists of the following for the years ended December 31:

	2012	2011
Current - US	$ -	$ 12,000
Current - Foreign	57,500	-
Deferred - US	-	-
Deferred - Foreign	-	-
Total	$ 57,500	$ 12,000

The cumulative net operating loss available to offset future income for federal and state reporting purposes was approximately $31.2 million and $7.4 million, respectively as of December 31, 2012. Available research and development and foreign tax credit carryforwards at December 31, 2012 were $0.7 million. The difference between the amount of net operating loss carryforward available for federal and state purposes is due to the fact that a substantial portion of the operating losses were generated in states in which the Company does not have ongoing operations. No deferred tax benefit has been provided for these losses. The Company's federal and state net operating loss carryforwards expire in various calendar years from 2015 through 2030 and the tax credit carryforwards expire in calendar years 2020 through 2028.

The net deferred tax assets have a valuation allowance to reserve against those deferred tax assets that the Company believes it is more likely than not that it will be unable to fully utilize the deferred tax benefits. In the event that the Company determines that a valuation allowance is no longer required, any benefits realized from the use of the NOLs and credits acquired will reduce its deferred income tax expense.

Future utilization of available net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") as a result of significant changes in ownership. These limitations could result in reduction of these net operating loss carryforwards before they are utilized. Based upon the provisions of Section 382 of the Code, as of December 31, 2012 approximately $1.6 million of net operating loss carryforwards are limited as to future use. The amount of these losses which are available in any one year is approximately $0.6 million. No limitations exist on the remaining $29.6 million of federal loss carryforwards.

In assessing the recovery of the deferred tax assets, management considers whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible. Management considers the scheduled reversals of future deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As such, the Company has recorded a valuation allowance to offset virtually all of its deferred tax assets. The valuation allowance was $12.3 million and $12.0 million as of December 31, 2012 and December 31, 2011. The change in the valuation allowance for December 31, 2012 and 2011 are $181,000 and $315,000, respectively. The change in the valuation allowance shown in the effective tax rate reflects the current year's activity. It does not include a change in the valuation allowance due to changes in deferred items or purchase accounting items that do not affect the current year tax provision.

On February 25, 2010, the Company entered into the Tax Benefit Preservation Plan and Rights Agreement (the "Preservation Plan") with Wells Fargo Shareowner Services, a division of Wells Fargo Bank, National Association, as Rights Agent. The Company's Board of Directors adopted the Preservation Plan in an effort to protect against a possible limitation on the ability to use its net operating losses under the Internal Revenue Code of 1986, as amended (the "Code"), and rules promulgated by the Internal Revenue Service. Under the Preservation Plan, beginning March 12, 2010, for each share of the Company's common stock held, the holder of the common stock has the right to purchase one one-millionth of a share of a new series of preferred stock of the Company.

We file a consolidated U.S. federal tax return. The Company's federal and state tax returns for the years ended 2008-2010 are still subject to examination. As a result of the adoption of ASC 740 – *Income Taxes*, effective October 1, 2007, we applied the requirements of ASC 740 to all tax positions for which the statute of limitations remained open. ASC 740 was issued to address the non-comparability in reporting tax assets and liabilities resulting from a lack of specific guidance in prior standards on consistent recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides related guidance on derecognition, classification, interest and penalties, accounting interim periods, disclosures and transition. To the extent interest and penalties would be assessed by taxing authorities on any underpayment of income taxes, such amounts would be accrued and classified as a component of income tax expenses on the consolidated statements of operations and comprehensive loss.

15. Commitments and Contingencies

Capital Lease

The Company entered into a three year capital lease agreement for the purchase of computer equipment in May 2011. The lease provides for the purchase of the equipment at the end of the lease term for a nominal amount. The total amount financed under the lease is $79,000 and the monthly payments are $2,943.

The Company's capital lease obligation as of December 31, 2012 are as follows:

		2012
Equipment Lease – American Capital, monthly installments of $2,943 including interest at 17.5%, due April 2014, secured by the equipment	$	38,529
Less: Current Portion		(30,980)
Capital lease obligation, net of current portion	$	7,549

Payments on the capital lease obligation, including interest for 2013 and 2014 are $35,315 and $7,754, respectively.

Operating Leases

The Company leases its office buildings and certain office equipment under non-cancellable operating leases. Total rent expense under these operating leases, including related party was $479,547 and $387,559 for the years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2012 are as follows:

Year Ending		Amount
2013	$	462,193
2014		399,939
2015		348,423
2016		348,423
Thereafter		29,893
Total	$	1,588,871

Severance Agreements

The Company has employee agreements with two officers which provide for severance payments of up to one year's annual salary for those officers if employment is terminated by the Company without cause.

Legal Proceedings

In the ordinary course of business, the Company is subject to legal proceedings and claims. In the opinion of management, the amount of ultimate liability with respect to these actions may or may not materially affect the financial position of the Company nor can an estimate be made. The Company expenses legal costs during the period incurred.

16. Sale of Patents

In 2011, Sajan completed the sale of selected patents and patent applications that were acquired in the merger with Mathstar in February 2010. The technology sold is not related to Sajan's language translation business. Gross proceeds from the sale were $600,000 and costs associated with the sale were $49,225. The net gain on the sale is presented in other income on the consolidated statement of operations.

17. Closure of India Operations

Close of India Operation

In January 2012, the Company implemented a plan to close the software development operation in India and to transfer those activities to its River Falls headquarters. The Company terminated the employees in January 2012 and is in the final process of formally dissolving the subsidiary. The operation had limited assets and liabilities. The Company expects to incur the following costs in connection with this closure:

Loss on disposal of equipment and other assets	$	31,143
Employee severance		18,970
Lease termination		20,000
Professional fees and costs		10,000
Net loss	$	80,113

Total cash expenses will be approximately $50,000. Approximately $27,000 was paid during 2012 and the remainder is expected to be paid out in the first half of 2013. The Company expects to file final dissolution documents in the second quarter of 2013.

In connection with this closure, the Company recognized the unrealized foreign currency gain of $85,000 that existed at the time of closing the subsidiary. This gain was recorded in other income for the year ended December 31, 2012.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

This report includes the certification of our Chief Executive Officer and Chief Financial Officer required by Rule 13a-14 of the Securities Exchange Act of 1934 (the "Exchange Act"). See Exhibit 31.1 to this report. This Item 9A includes information concerning the controls and control evaluations referred to in such certification.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As required by Rule 13a-15(b) under the Exchange Act, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act), as of the period covered by this report. Disclosure controls and procedures are defined as controls and other procedures that are designed to ensure that information required to be disclosed by us in reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based upon their evaluation, our management (including our Chief Executive Officer and Chief Financial Officer) concluded that our disclosure controls and procedures were effective as of December 31, 2012.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a set of processes designed by, or under the supervision of, a company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets,
- provide reasonable assurance our transactions are recorded as necessary to permit preparation of our financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors, and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statement.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. It should be noted that any system of internal control, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including its principal executive officer and principal financial officer, Sajan's management assessed the design and operating effectiveness of internal control over financial reporting as of December 31, 2012 based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2012, Sajan's internal control over financial reporting is effective based on these criteria.

Baker Tilly Virchow Krause, LLP, an independent registered public accounting firm, is not required to issue, and thus has not issued, an attestation report on Sajan's internal control over financial reporting as of December 31, 2012.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the Company's fourth fiscal quarter that have materially affected, or were reasonably likely to materially affect, such controls.

ITEM 9B. OTHER INFORMATION

On March 28, 2013, we entered into a two-year revolving working capital line of credit facility with Silicon Valley Bank ("SVB"), which permits borrowings of up to a principal amount equal to the lesser of (a) $1,500,000 or (b) eighty percent (80%) of the aggregate amount of our outstanding eligible accounts receivable, subject to customary limitations and exceptions (the "Credit Facility"). The Credit Facility matures on March 28, 2015. The unpaid principal amount borrowed under the Credit Facility accrues interest at a floating rate per annum equal to (a) one percent (1.0%) above the "prime rate" published from time to time in the money rates section of the Wall Street Journal (the "Prime Rate") when the Liquidity Ratio (as defined below) is greater than or equal to 2.0 to 1.0 and (b) two and one quarter percent (2.25%) above the Prime Rate when the liquidity ratio is less than 2.0 to 1.0. The interest rate floor is set at four percent (4.0%) per annum. "Liquidity Ratio" is defined to mean the ratio of (i) the amount of our unrestricted cash and cash equivalents held at SVB plus (ii) the aggregate amount of our outstanding eligible accounts receivable, subject to customary limitations and exceptions to (iii) all outstanding indebtedness that we owe to the SVB. As of March 28, 2013, we have borrowed $400,000 under the Credit Facility, and the principal amount of such borrowings are accruing interest at an interest rate of 4.25%. Interest on the principal amount outstanding under the Credit Facility is payable monthly on the last calendar day of each month with the outstanding principal amount of any borrowings under the Credit Facility, along with any accrued and unpaid interest thereon, payable on March 28, 2015.

The Credit Facility is governed by the terms of that certain Amended and Restated Loan and Security Agreement, dated as of March 28, 2013, entered into by and between us, as borrower, and SVB, as lender (the "A&R Loan Agreement"). The A&R Loan Agreement requires us to maintain a consolidated minimum tangible net worth of at least $1,500,000 increasing as of the last day of each of our fiscal quarters by an amount equal to 25% of the sum of (i) our net income for such quarter, (ii) any increase in the principal amount of our outstanding subordinated debt during such quarter, and (iii) the net amount of proceeds received by us in such quarter from the sale or issuance of equity securities. Losses in any quarter shall not reduce the required Tangible Net Worth. "Tangible Net Worth" is defined to mean our and our subsidiaries' consolidated total assets minus (a) any amounts attributable to (i) goodwill, (ii) intangible items including unamortized debt discount and expense, patents, trademarks, copyrights, and research and development expenses except prepaid expenses, (iii) notes, accounts receivable and other obligations owing to us from our officers or other affiliates, and (iv) reserves not already deducted from assets, minus (b) our total liabilities, plus (c) our subordinated debt.

In addition, we are required to provide certain financial information and compliance certificates to SVB and comply with certain other customary affirmative and negative covenants. The Credit Facility is secured by all of our domestic assets except for intellectual property (which we agreed not to pledge to others), and the pledge of our equity interests in our foreign subsidiaries that are controlled foreign corporations (as defined in the Internal Revenue Code) is limited to 65% of the voting power of such equity interests. Our obligations under the A&R Loan Agreement are guaranteed on an unsecured basis by certain of our subsidiaries. The A&R Loan Agreement contains customary events of default, which, if triggered, permit SVB to exercise customary remedies such as acceleration of all then outstanding obligations arising under the A&R Loan Agreement, to terminate its obligations to lend under the Credit Facility, to apply a default rate of interest to such outstanding obligations, and to exercise customary remedies under the Uniform Commercial Code.

The loans made to us under the A&R Loan Agreement are senior in right of payment to loans made to us by certain of our officers. In connection with the A&R Loan Agreement, we entered into a Subordination Agreement, dated as of March 28, 2013 (the "2013 Subordination Agreement"), with SVB and Shannon and Angel Zimmerman (the "Zimmermans"), relating to the promissory note issued by us to the Zimmermans on February 23, 2010, in the original aggregate principal amount of $1,000,000 (the "Zimmerman Note"). The 2013 Subordination Agreement provides that we will not make principal payments on the Zimmerman Note prior to repaying the full amount of borrowings made under the Credit Facility. On March 21, 2013, the Zimmerman Note was amended to extend the maturity date of the remaining $750,000 principal amount from August 23, 2013 to August 23, 2015.

The foregoing descriptions of the Credit Facility and Zimmerman Note as amended do not purport to be complete and are qualified in their entirety by reference to the A&R Loan Agreement, the 2013 Subordination Agreement and the Third Amendment to Promissory Note, which are attached hereto as Exhibits 10.17, 10.18 and 10.19, respectively, and are incorporated herein by reference.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

The information required by Item 10 is incorporated by reference to the sections entitled "Election of Directors," "Executive Officers," "Corporate Governance," "Meetings and Committees of the Board of Directors," "Qualifications of Candidates for Election to the Board," "Stockholder Recommendations for Directors," "Stockholder Communications with the Board of Directors," and "Compliance with Section 16(a) of the Exchange Act" in our definitive proxy statement relating to our 2013 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 is incorporated by reference to the sections entitled "Executive Compensation" and "Director Compensation" in our definitive proxy statement relating to our 2013 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 is incorporated by reference to the sections entitled "Beneficial Ownership of Common Stock" and "Securities Authorized for Issuance Under Equity Compensation Plans" in our definitive proxy statement relating to our 2013 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Item 13 is incorporated by reference to the sections entitled "Corporate Governance" and "Certain Relationships and Related Transactions" in our definitive proxy statement relating to our 2013 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is incorporated by reference to the section entitled "Audit and Non-Audit Services and Fees Billed to Company by Independent Registered Public Accounting Firm," included in the proposal to ratify the appointment of our independent registered public accounting firm in our definitive proxy statement relating to our 2013 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENTS

Item	Page
Report of Independent Registered Public Accounting Firm	33
Balance Sheets – December 31, 2012 and December 31, 2011	34
Statements of Operations and Comprehensive Loss– Years ended December 31, 2012 and December 31, 2011	35
Statements of Stockholders' Equity – Years ended December 31, 2012 and December 31, 2011	36
Statements of Cash Flows – Years ended December 31, 2012 and December 31, 2011	37
Notes to Financial Statements	38

FINANCIAL STATEMENT SCHEDULES

None.

EXHIBITS

See Exhibit Index to Form 10-K immediately following the signature page hereto, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAJAN, INC.

Date: March 29, 2013

/s/ *Shannon Zimmerman*
Shannon Zimmerman
Chief Executive Officer, President, and
Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes SHANNON ZIMMERMAN, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 29, 2013	/s/ *Shannon Zimmerman* Shannon Zimmerman, Director, Chairman, Chief Executive Officer, President (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date: March 29, 2013	/s/ *Angela Zimmerman* Angela (Angel) Zimmerman, Director
Date: March 29, 2013	/s/ *Michael W. Rogers* Michael W. Rogers, Director
Date: March 29, 2013	/s/ *Kris Tufto* Kris Tufto, Director
Date: March 29, 2013	/s/ *Richard C Perkins* Richard C. Perkins, Director
Date: March 29, 2013	/s/ *Benno G. Sand* Benno G. Sand, Director
Date: March 29, 2013	/s/ *Benjamin Allen* Benjamin Allen, Director

EXHIBIT INDEX

SAJAN, INC.

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated January 8, 2010, among MathStar, Inc., Sajan, Inc., Garuda Acquisition, LLC, and Thomas Magne (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (" SEC ") on January 11, 2010).
3.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed by MathStar, Inc. with the SEC on August 3, 2005, Registration No. 333-127164 {"Registration Statement"}).
3.2	Certificate of Amendment of the Certificate of Incorporation of the Company filed with the Delaware Secretary of State on May 23, 2008 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on May 23, 2008).
3.3	Certificate of Designation of Series A Preferred Stock filed with the Secretary of State of the State of Delaware on February 25, 2010 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on February 25, 2010).
3.4	Certificate of Ownership and Merger merging Sajan, Inc. into MathStar, Inc. filed with the Securities and Exchange Commission on March 3, 2010 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on March 3, 2010).
3.5	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement).
4.1	Form of common stock certificate of the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement).
4.2	Tax Benefit Preservation Plan and Rights Agreement, dated as of February 25, 2010, between the Company and Wells Fargo Shareowner Services, a division of Wells Fargo Bank, National Association, as Rights Agent, together with the following exhibits thereto: Exhibit A — Form of Certificate of Designation of Series A Preferred Stock of the Company; Exhibit B — Form of Right Certificate; Exhibit C — Summary of Rights to Purchase Shares of Preferred Stock of the Company (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on February 25, 2010).
10.1*	The Company's 2004 Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 17, 2007).
10.2*	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 24, 2010).
10.3*	Form of Non-Statutory Stock Option Agreement for non-employee directors (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on February 24, 2010).
10.4*	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on February 24, 2010).

10.5*	Employment Agreement, dated May 19, 2006, and as amended on February 1, 2010, between Sajan, Inc. and Angela Zimmerman (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the SEC on February 24, 2010).
10.6*	Employment Agreement, dated May 19, 2006, and as amended on February 1, 2010, between Sajan, Inc. and Shannon Zimmerman (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the SEC on February 24, 2010).
10.7	Standard Office Lease Agreement (No. 1) between Sajan, Inc. and River Valley Business Center, LLC, dated February 1, 2010 (incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K filed with the SEC on February 24, 2010).
10.8	Standard Office Lease Agreement (No. 2) between Sajan, Inc. and River Valley Business Center, LLC, dated February 1, 2010 (incorporated by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K filed with the SEC on February 24, 2010).
10.9	Standard Office Lease Agreement (No. 3) between Sajan, Inc. and River Valley Business Center, LLC, effective February 28, 2012 (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).
10.10	Promissory Note, dated February 23, 2010, in the original principal amount of $1,000,000 issued by the Company to Shannon and Angel Zimmerman (incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K filed with the SEC on February 24, 2010).
10.11	Escrow Agreement, dated February 23, 2010, among the Company, Sajan, LLC and Thomas Magne, as representative for the shareholders of Sajan, Inc. (incorporated by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K filed with the SEC on February 24, 2010).
10.12*	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010).
10.13	Amendment to Promissory Note dated February 22, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 24, 2011).
10.14	Loan and Security Agreement dated March 28, 2012, by and among Sajan, Inc., Sajan, LLC and Silicon Valley Bank (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).
10.15	Subordination Agreement dated March 28, 2012, by and among Sajan, Inc., Sajan, LLC, Angel and Shannon Zimmerman and Silicon Valley Bank (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).
10.16	Second Amendment, dated March 26, 2012, to Promissory Note dated February 23, 2010 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).
10.17	Amended and Restated Loan and Security Agreement dated March 28, 2013, by and among Sajan, Inc. and Silicon Valley Bank (filed herewith).
10.18	Subordination Agreement dated March 28, 2013, by and among Sajan, Inc., Angel and Shannon Zimmerman and Silicon Valley Bank (filed herewith).
10.19	Third Amendment, dated March 21, 2013, to Promissory Note dated February 23, 2010 (filed herewith).

21.1	Subsidiaries of Sajan, Inc. (filed herewith).
23.1	Consent from Baker Tilly Virchow Krause, LLP (filed herewith).
24.1	Power of Attorney (included on signature page).
31.1	Certification of principal executive officer and principal financial officer pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith).
32.1	Certification of principal executive officer and principal financial officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
101**	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) the consolidated Balance Sheets, (ii) the Consolidated Statement of Operations, (iii) the Consolidated Statement of Cash Flows, (iv) the Consolidated Statement of Stockholders' Equity, and (v) Notes to the Consolidated Financial Statements.
(*)	Indicates a management contract or compensatory plan or arrangement.
(**)	Pursuant to Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed part of a registration statement, prospectus or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filings.

AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT

THIS AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT (this "**Agreement**") dated as of March 28, 2013 (the "**Effective Date**") by and between **SILICON VALLEY BANK**, a California corporation ("**Bank**"), and **SAJAN, INC.**, a Delaware corporation ("**Borrower**"), provides the terms on which Bank shall lend to Borrower and Borrower shall repay Bank. The parties agree as follows:

1 ACCOUNTING AND OTHER TERMS

Accounting terms not defined in this Agreement shall be construed following **GAAP**. Calculations and determinations must be made following **GAAP**. Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in Section 13. All other terms contained in this Agreement, unless otherwise indicated, shall have the meaning provided by the Code to the extent such terms are defined therein.

2 LOAN AND TERMS OF PAYMENT

2.1 Promise to Pay. Borrower hereby unconditionally promises to pay Bank the outstanding principal amount of all Credit Extensions and accrued and unpaid interest thereon as and when due in accordance with this Agreement.

2.1.1 Revolving Advances.

(a) Availability. Subject to the terms and conditions of this Agreement and to deduction of Reserves, Bank shall make Advances not exceeding the Availability Amount. Amounts borrowed hereunder may be repaid and, prior to the Revolving Line Maturity Date, reborrowed, subject to the applicable terms and conditions precedent herein.

(b) Termination; Repayment. The Revolving Line terminates on the Revolving Line Maturity Date, when the principal amount of all Advances, the unpaid interest thereon, and all other Obligations relating to the Revolving Line shall be immediately due and payable.

2.2 Overadvances. If, at any time, the outstanding principal amount of any Advances exceeds the lesser of either the Revolving Line or the Borrowing Base, Borrower shall immediately pay to Bank in cash such excess. Without limiting Borrower's obligation to repay Bank any Overadvance, Borrower agrees to pay Bank interest on the outstanding amount of any Overadvance, on demand, at the Default Rate.

2.3 Payment of Interest on the Credit Extensions.

(a) Interest Rate.

(i) Advances. Subject to Section 2.3(b), the principal amount outstanding under the Revolving Line shall accrue interest at a floating per annum rate equal to (A) one percent (1.0%) above the Prime Rate when the Liquidity Ratio is greater than or equal to 2.0 to 1.0 and (B) two and one quarter percent (2.25%) above the Prime Rate when the Liquidity Ratio is less than 2.0 to 1.0, provided that the interest rate shall at no times be less than 4.0% per annum. Interest shall be payable monthly in accordance with Section 2.3(d) below.

(b) Default Rate. Immediately upon the occurrence and during the continuance of an Event of Default, Obligations shall bear interest at a rate per annum which is five percentage points (5.00%) above the rate that is otherwise applicable thereto (the "**Default Rate**") unless Bank otherwise elects from time to time in its sole discretion to impose a smaller increase. Fees and expenses which are required to be paid by Borrower pursuant to the Loan Documents (including, without limitation, Bank Expenses) but are not paid when due shall bear interest until paid at a rate equal to the highest rate applicable to the Obligations. Payment or acceptance of the increased interest rate provided in this Section 2.3(b) is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Bank.

(c) Adjustment to Interest Rate. Changes to the interest rate of any Credit Extension based on changes to the Prime Rate shall be effective on the effective date of any change to the Prime Rate and to the extent of any such change.

(d) Payment; Interest Computation; 360-Day Year. Interest is payable monthly on the last calendar day of each month. In computing interest, (i) all payments received after 12:00 p.m. Pacific time on any day shall be deemed received at the opening of business on the next Business Day, and (ii) the date of the making of any Credit Extension shall be included and the date of payment shall be excluded; provided, however, that if any Credit Extension is repaid on the same day on which it is made, such day shall be included in computing interest on such Credit Extension. Interest shall be computed on the basis of a 360-day year for the actual number of days elapsed.

(e) Debit of Accounts. Bank may debit any of Borrower's deposit accounts, including the Designated Deposit Account, for principal and interest payments or any other amounts Borrower owes Bank when due; provided that Bank first debit the Designated Deposit Account to the extent funds are available prior to debiting any of Borrower's other deposit accounts at Bank. These debits shall not constitute a set-off.

2.4 Fees. Borrower shall pay to Bank:

(a) Commitment Fee. A fully earned, non-refundable commitment fee of $7,500, on the Effective Date and on each annual anniversary of the Effective Date;

(b) Unused Revolving Line Facility Fee. Payable monthly in arrears on the first calendar day of each month, and on the Revolving Line Maturity Date, a fee (the "**Unused Revolving Line Facility Fee**") in an amount equal to 0.30 percent (0.30%) per annum of the unused portion of the Revolving Line, as determined by Bank in accordance with the next sentence. The unused portion of the Revolving Line, for purposes of this calculation, shall be calculated on a calendar year basis and shall equal the difference between (i) the Revolving Line, and (ii) the average for the period of the daily closing balance of the Revolving Line outstanding; and

(c) Bank Expenses. All Bank Expenses (including reasonable attorneys' fees and expenses for documentation and negotiation of this Agreement) incurred through and after the Effective Date, when due.

2.5 Payments; Application of Payments.

(a) All payments (including prepayments) to be made by Borrower under any Loan Document shall be made in immediately available funds in U.S. Dollars, without setoff or counterclaim, before 12:00 p.m. Pacific time on the date when due. Payments of principal and/or interest received after 12:00 p.m. Pacific time are considered received at the opening of business on the next Business Day. When a payment is due on a day that is not a Business Day, the payment shall be due the next Business Day, and additional fees or interest, as applicable, shall continue to accrue until paid.

(b) If any Event of Default has occurred and is continuing, Bank shall apply the whole or any part of collected funds against the Revolving Line or credit such collected funds to a depository account of Borrower with Bank (or an account maintained by an Affiliate of Bank), the order and method of such application to be in the sole discretion of Bank. In such case, Borrower shall have no right to specify the order or the accounts to which Bank shall allocate or apply any payments required to be made by Borrower to Bank or otherwise received by Bank under this Agreement when any such allocation or application is not specified elsewhere in this Agreement.

3 CONDITIONS OF CREDIT EXTENSIONS

3.1 Conditions Precedent to Initial Credit Extension. Bank's obligation to make the initial Credit Extension is subject to the condition precedent that Bank shall have received, in form and substance satisfactory to Bank, such documents, and completion of such other matters, as Bank may reasonably deem necessary or appropriate, including, without limitation:

(a) duly executed signatures to the Loan Documents;

(b) Borrower's Operating Documents and a good standing certificate of Borrower certified by the Secretary of State of such Borrower's jurisdiction of organization as of a date no earlier than thirty (30) days prior to the Effective Date;

(c) duly executed signatures to the completed Borrowing Resolutions for Borrower;

(d) certified copies, dated as of a recent date, of financing statement searches, as Bank shall request, accompanied by written evidence (including any UCC termination statements) that the Liens indicated in any such financing statements either constitute Permitted Liens or have been or, in connection with the initial Credit Extension, will be terminated or released;

(e) the completed Perfection Certificate of Borrower, together with the duly executed signatures thereto;

(f) Unconditional Guaranty (SAJAN SOFTWARE LIMITED, SAJAN SPAIN, S.L., SAJAN SINGAPORE PTE. LTD.);

(g) Resolutions to guaranty (SAJAN SOFTWARE LIMITED, SAJAN SPAIN, S.L., SAJAN SINGAPORE PTE. LTD.);

(h) Subordination Agreement (Shannon and Angel Zimmerman);

(i) a landlord's consent in favor of Bank for each location at which Borrower leases any real property by the respective landlord thereof, together with the duly executed signatures thereto;

(j) evidence satisfactory to Bank that the insurance policies required by Section 6.7 hereof are in full force and effect, together with appropriate evidence showing lender loss payable and/or additional insured clauses or endorsements in favor of Bank; and

(k) payment of the fees and Bank Expenses then due as specified in Section 2.4 hereof.

3.2 Conditions Precedent to all Credit Extensions. Bank's obligations to make each Credit Extension, including the initial Credit Extension, is subject to the following conditions precedent:

(a) except as otherwise provided in Section 3.4, timely receipt of an executed Transaction Report;

(b) the representations and warranties in this Agreement shall be true, accurate, and complete in all material respects on the date of the Transaction Report and on the Funding Date of each Credit Extension; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date, and no Event of Default shall have occurred and be continuing or result from the Credit Extension. Each Credit Extension is Borrower's representation and warranty on that date that the representations and warranties in this Agreement remain true, accurate, and complete in all material respects; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date; and

(c) in Bank's sole discretion, there has not been a Material Adverse Change.

3.3 Covenant to Deliver. Borrower agrees to deliver to Bank each item required to be delivered to Bank under this Agreement as a condition precedent to any Credit Extension. Borrower expressly agrees that a Credit Extension made prior to the receipt by Bank of any such item shall not constitute a waiver by Bank of Borrower's obligation to deliver such item, and the making of any Credit Extension in the absence of a required item shall be in Bank's sole discretion.

3.4 Procedures for Borrowing. Subject to the prior satisfaction of all other applicable conditions to the making of an Advance set forth in this Agreement, to obtain an Advance, Borrower shall notify Bank (which notice shall be irrevocable) by electronic mail, facsimile, or telephone by 12:00 p.m. Pacific time on the Funding Date of the Advance. In connection with such notification, Borrower shall deliver to Bank by electronic mail or facsimile a completed Transaction Report executed by a Responsible Officer or designee together with such other reports and information, including without limitation, when a Streamline Period is not in effect, sales journals, cash receipts journals, accounts receivable aging reports, as Bank may request in its sole discretion. Bank shall credit proceeds of an Advance to the Designated Deposit Account. Bank may make Advances under this Agreement based on instructions from a Responsible Officer or his or her designee or without instructions if the Advances are necessary to meet Obligations that have become due.

4 CREATION OF SECURITY INTEREST

4.1 Grant of Security Interest. Borrower hereby grants Bank, to secure the payment and performance in full of all of the Obligations, a continuing security interest in, and pledges to Bank, the Collateral, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof.

Borrower acknowledges that it previously has entered, and/or may in the future enter, into Bank Services Agreements with Bank. Regardless of the terms of any Bank Services Agreement, Borrower agrees that any amounts Borrower owes Bank thereunder shall be deemed to be Obligations hereunder and that it is the intent of Borrower and Bank to have all such Obligations secured by the first priority perfected security interest in the Collateral granted herein (subject only to Permitted Liens that may have superior priority to Bank's Lien in this Agreement).

If this Agreement is terminated, Bank's Lien in the Collateral shall continue until the Obligations (other than inchoate indemnity obligations) are satisfied in full, and at such time, Bank shall, at Borrower's sole cost and expense, terminate its security interest in the Collateral and all rights therein shall revert to Borrower. In the event (x) all Obligations (other than inchoate indemnity obligations), except for Bank Services, are satisfied in full, and (y) this Agreement is terminated, Bank shall terminate the security interest granted herein upon Borrower providing cash collateral acceptable to Bank in its good faith business judgment for Bank Services, if any. In the event such Bank Services consist of outstanding Letters of Credit, Borrower shall provide to Bank cash collateral in an amount equal to 105% of the Dollar Equivalent of the face amount of all such Letters of Credit plus all interest, fees, and costs due or to become due in connection therewith (as estimated by Bank in its good faith business judgment), to secure all of the Obligations relating to such Letters of Credit.

4.2 Priority of Security Interest. Borrower represents, warrants, and covenants that the security interest granted herein is and shall at all times continue to be a first priority perfected security interest in the Collateral (subject only to Permitted Liens that may have superior priority to Bank's Lien under this Agreement or by applicable law). If Borrower shall acquire a commercial tort claim, Borrower shall promptly notify Bank in a writing signed by Borrower of the general details thereof and grant to Bank in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Agreement, with such writing to be in form and substance reasonably satisfactory to Bank.

4.3 Authorization to File Financing Statements. Borrower hereby authorizes Bank to file financing statements, without notice to Borrower, with all appropriate jurisdictions to perfect or protect Bank's interest or rights hereunder, including a notice that any disposition of the Collateral, by either Borrower or any other Person, shall be deemed to violate the rights of Bank under the Code.

5 REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants as follows:

5.1 Due Organization, Authorization; Power and Authority. Borrower is duly existing and in good standing as a Registered Organization in its jurisdiction of formation and is qualified and licensed to do business and is in good standing in any jurisdiction in which the conduct of its business or its ownership of property requires that it be qualified except where the failure to do so could not reasonably be expected to have a material adverse effect on Borrower's business. In connection with this Agreement, Borrower has delivered to Bank a completed certificate signed by Borrower, entitled "Perfection Certificate". Borrower represents and warrants to Bank that (a) Borrower's exact legal name is that indicated on the Perfection Certificate and on the signature page hereof; (b) Borrower is an organization of the type and is organized in the jurisdiction set forth in the Perfection Certificate; (c) the Perfection Certificate accurately sets forth Borrower's organizational identification number or accurately states that Borrower has none; (d) the Perfection Certificate accurately sets forth Borrower's place of business, or, if more than one, its chief executive office as well as Borrower's mailing address (if different than its chief executive office); (e) Borrower (and each of its predecessors) has not, in the past five (5) years, changed its jurisdiction of formation, organizational structure or type, or any organizational number assigned by its jurisdiction; and (f) all other information set forth on the Perfection Certificate pertaining to Borrower and each of its Subsidiaries is accurate and complete (it being understood and agreed that Borrower may from time to time update certain information in the Perfection Certificate after the Effective Date to the extent permitted by one or more specific provisions in this Agreement). If Borrower is not now a Registered Organization but later becomes one, Borrower shall promptly notify Bank of such occurrence and provide Bank with Borrower's organizational identification number.

The execution, delivery and performance by Borrower of the Loan Documents to which it is a party have been duly authorized, and do not (i) conflict with any of Borrower's organizational documents, (ii) contravene, conflict with, constitute a default under or violate any material Requirement of Law, (iii) contravene, conflict or violate any applicable order, writ, judgment, injunction, decree, determination or award of any Governmental Authority by which Borrower or any of its Subsidiaries or any of their property or assets may be bound or affected, (iv) require any action by, filing, registration, or qualification with, or Governmental Approval from, any Governmental Authority (except such Governmental Approvals which have already been obtained and are in full force and effect or such filing as required to perfect security interests granted in the Collateral, or (v) constitute an event of default under any material agreement by which Borrower is bound. Borrower is not in default under any agreement to which it is a party or by which it is bound in which the default could reasonably be expected to have a material adverse effect on Borrower's business.

5.2 Collateral. Borrower has good title to, has rights in, and the power to transfer each item of the Collateral upon which it purports to grant a Lien hereunder, free and clear of any and all Liens except Permitted Liens. Borrower has no deposit accounts other than the deposit accounts with Bank, the deposit accounts, if any, described in the Perfection Certificate delivered to Bank in connection herewith, or of which Borrower has given Bank notice and taken such actions as are necessary to give Bank a perfected security interest therein. The Accounts are bona fide, existing obligations of the Account Debtors.

The Collateral is not in the possession of any third party bailee (such as a warehouse) except as otherwise provided in the Perfection Certificate. None of the components of the Collateral shall be maintained at locations other than as provided in the Perfection Certificate or as permitted pursuant to Section 7.2.

Borrower is the sole owner of the Intellectual Property which it owns or purports to own except for (a) non-exclusive licenses granted to its customers in the ordinary course of business, (b) over-the-counter software that is commercially available to the public, and (c) material Intellectual Property licensed to Borrower and noted on the Perfection Certificate. To the best of Borrower's knowledge, each Patent which it owns or purports to own and which is material to Borrower's business is valid and enforceable, and no part of the Intellectual Property which Borrower owns or purports to own and which is material to Borrower's business has been judged invalid or unenforceable, in whole or in part. To the best of Borrower's knowledge, no claim has been made that any part of the Intellectual Property violates the rights of any third party except to the extent such claim would not reasonably be expected to have a material adverse effect on Borrower's business. Except as noted on the Perfection Certificate, Borrower is not a party to, nor is it bound by, any Restricted License.

5.3 Accounts Receivable. For each Account with respect to which Advances are requested, on the date each Advance is requested and made, such Account shall be an Eligible Account. All statements made and all unpaid balances appearing in all invoices, instruments and other documents evidencing such Eligible Accounts are and shall be true and correct and all such invoices, instruments and other documents, and all of Borrower's Books are genuine and in all respects what they purport to be. During the continuance of an Event of Default, Bank may notify any Account Debtor owing Borrower money of Bank's security interest in such funds and verify the amount of such Eligible Account. All sales and other transactions underlying or giving rise to each Eligible Account shall comply in all material respects with all applicable laws and governmental rules and regulations. Borrower has no knowledge of any actual or imminent Insolvency Proceeding of any Account Debtor whose accounts are Eligible Accounts in any Transaction Report. To the best of Borrower's knowledge, all signatures and endorsements on all documents, instruments, and agreements relating to all Eligible Accounts are genuine, and all such documents, instruments and agreements are legally enforceable in accordance with their terms.

5.4 **Litigation**. There are no actions or proceedings pending or, to the knowledge of the Responsible Officers, threatened in writing by or against Borrower or any of its Subsidiaries involving more than, individually or in the aggregate, $100,000.

5.5 **Financial Statements; Financial Condition**. All consolidated financial statements for Borrower and any of its Subsidiaries delivered to Bank fairly present in all material respects Borrower's consolidated financial condition and Borrower's consolidated results of operations. There has not been any material deterioration in Borrower's consolidated financial condition since the date of the most recent financial statements submitted to Bank.

5.6 **Solvency**. The fair salable value of Borrower's assets (including goodwill minus disposition costs) exceeds the fair value of its liabilities; Borrower is not left with unreasonably small capital after the transactions in this Agreement; and Borrower is able to pay its debts (including trade debts) as they mature.

5.7 **Regulatory Compliance**. Borrower is not an "investment company" or a company "controlled" by an "investment company" under the Investment Company Act of 1940, as amended. Borrower is not engaged as one of its important activities in extending credit for margin stock (under Regulations X, T and U of the Federal Reserve Board of Governors). Borrower has complied in all material respects with the Federal Fair Labor Standards Act. Borrower has not violated any laws, ordinances or rules, the violation of which could reasonably be expected to have a material adverse effect on its business. None of Borrower's or any of its Subsidiaries' properties or assets has been used by Borrower or any Subsidiary or, to the best of Borrower's knowledge, by previous Persons, in disposing, producing, storing, treating, or transporting any hazardous substance other than legally. Borrower and each of its Subsidiaries have obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all Government Authorities that are necessary to continue their respective businesses as currently conducted.

5.8 **Subsidiaries; Investments**. Borrower does not own any stock, partnership interest or other equity securities except for Permitted Investments.

5.9 **Tax Returns and Payments; Pension Contributions**. Borrower has timely filed all required tax returns and reports, and Borrower has timely paid all foreign, federal, state and local taxes, assessments, deposits and contributions owed by Borrower. Borrower may defer payment of any contested taxes, provided that Borrower (a) in good faith contests its obligation to pay the taxes by appropriate proceedings promptly and diligently instituted and conducted, (b) notifies Bank in writing of the commencement of, and any material development in, the proceedings, (c) posts bonds or takes any other steps required to prevent the governmental authority levying such contested taxes from obtaining a Lien upon any of the Collateral that is other than a "Permitted Lien". Borrower is unaware of any claims or adjustments proposed for any of Borrower's prior tax years which could result in additional taxes becoming due and payable by Borrower. Borrower has paid all amounts necessary to fund all present pension, profit sharing and deferred compensation plans in accordance with their terms, and Borrower has not withdrawn from participation in, and has not permitted partial or complete termination of, or permitted the occurrence of any other event with respect to, any such plan which could reasonably be expected to result in any liability of Borrower, including any liability to the Pension Benefit Guaranty Corporation or its successors or any other governmental agency.

5.10 **Use of Proceeds**. Borrower shall use the proceeds of the Credit Extensions solely as working capital, and to fund its general business requirements and not for personal, family, household or agricultural purposes.

5.11 **Full Disclosure**. No written representation, warranty or other statement of Borrower in any certificate or written statement given to Bank, as of the date such representation, warranty, or other statement was made, taken together with all such written certificates and written statements given to Bank, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in the certificates or statements not misleading (it being recognized by Bank that the projections and forecasts provided by Borrower in good faith and based upon reasonable assumptions are not viewed as facts and that actual results during the period or periods covered by such projections and forecasts may differ from the projected or forecasted results).

5.12 Definition of "Knowledge." For purposes of the Loan Documents, whenever a representation or warranty is made to Borrower's knowledge or awareness, to the "best of" Borrower's knowledge, or with a similar qualification, knowledge or awareness means the actual knowledge, after reasonable investigation, of the Responsible Officers.

6 AFFIRMATIVE COVENANTS

Borrower shall do all of the following:

6.1 Government Compliance.

(a) Maintain its and all its Subsidiaries' legal existence and good standing in their respective jurisdictions of formation and maintain qualification in each jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on Borrower's business or operations; provided that a Borrower may merge with and into another Borrower or any Subsidiary may merge with and into any Borrower. Borrower shall comply, and have each Subsidiary comply, with all laws, ordinances and regulations to which it is subject, noncompliance with which could have a material adverse effect on Borrower's business.

(b) Obtain all of the Governmental Approvals necessary for the performance by Borrower of its obligations under the Loan Documents to which it is a party and the grant of a security interest to Bank in all of the Collateral. Borrower shall promptly provide copies of any such obtained Governmental Approvals to Bank.

6.2 Financial Statements, Reports, Certificates. Deliver to Bank:

(a) Transaction Report. A Transaction Report (and any schedules related thereto) (i) with each request for an Advance, (ii) on the last day of each week when outside a Streamline Period, and (iii) within thirty (30) days after the end of each month during a Streamline Period;

(b) Reports. Within thirty (30) days after the end of each month, (A) monthly accounts receivable agings, aged by invoice date, (B) monthly accounts payable agings, aged by invoice date, and outstanding or held check registers, if any, and (C) if a Streamline Period does not then exist, monthly reconciliations of accounts receivable agings (aged by invoice date), transaction reports, and general ledger;

(c) Monthly Financial Statements. As soon as available, but no later than 30 days after the last day of each month, a company prepared consolidated balance sheet and income statement covering Borrower's consolidated operations for such month certified by a Responsible Officer and in a form acceptable to Bank (the "**Monthly Financial Statements**");

(d) Monthly Compliance Certificate. Within thirty (30) days after the last day of each month and together with the Monthly Financial Statements, a duly completed Compliance Certificate signed by a Responsible Officer, in the form attached hereto as Exhibit C, which includes setting forth the calculations showing compliance with the financial covenants set forth in this Agreement;

(e) Annual Financial Statements. As soon as available, and in any event within one hundred twenty (120) days following the end of Borrower's fiscal year, audited consolidated financial statements prepared under GAAP, consistently applied, together with an unqualified opinion on the financial statements from an independent certified public accounting firm reasonably acceptable to Bank;

(f) Financial Projections. As soon as available, but no later than 30 days after fiscal year end, financial projections on a quarterly basis for the upcoming fiscal year commensurate with those provided to Borrower's Board of Directors and investors, along with periodic updates;

(g) Other Statements. Within 5 days of delivery, copies of all statements, reports and notices made available to Borrower's security holders or to any holders of Subordinated Debt. Documents required to be delivered pursuant to the terms hereof (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which Borrower posts such documents, or provides a link thereto, on Borrower's website on the Internet at Borrower's website address;

(h) SEC Filings. Within 5 days of filing, copies of all periodic and other reports, proxy statements and other materials filed by Borrower with the SEC, any Governmental Authority succeeding to any or all of the functions of the SEC or with any national securities exchange, or distributed to its shareholders, as the case may be. Documents required to be delivered pursuant to the terms hereof (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which Borrower posts such documents, or provides a link thereto, on Borrower's website on the Internet at Borrower's website address;

(i) Legal Action Notice. A prompt report of any legal actions pending or threatened in writing against Borrower or any of its Subsidiaries that could result in damages or costs to Borrower or any of its Subsidiaries of, individually or in the aggregate, $100,000 or more;

(j) Intellectual Property Notice. Prompt written notice of (i) any material change in the composition of the Intellectual Property, (ii) the registration of any copyright, including any subsequent ownership right of Borrower in or to any copyright, patent or trademark not previously disclosed in writing to Bank, and (iii) Borrower's knowledge of an event that could reasonably be expected to materially and adversely affect the value of the Intellectual Property; and

(k) Other Financial Information. Budgets, sales projections, operating plans and other financial information reasonably requested by Bank, including a report on any held checks at the end of each month.

6.3 Accounts Receivable.

(a) Schedules and Documents Relating to Accounts. Borrower shall deliver to Bank transaction reports and schedules of collections, as provided in Section 6.2, on Bank's standard forms; provided, however, that Borrower's failure to execute and deliver the same shall not affect or limit Bank's Lien and other rights in all of Borrower's Accounts, nor shall Bank's failure to advance or lend against a specific Account affect or limit Bank's Lien and other rights therein. If requested by Bank, Borrower shall furnish Bank with copies (or, at Bank's request, originals) of all contracts, orders, invoices, and other similar documents, and all shipping instructions, delivery receipts, bills of lading, and other evidence of delivery, for any goods the sale or disposition of which gave rise to such Accounts. In addition, Borrower shall deliver to Bank, on its request, the originals of all instruments, chattel paper, security agreements, guarantees and other documents and property evidencing or securing any Accounts, in the same form as received, with all necessary endorsements, and copies of all credit memos.

(b) Disputes. Borrower shall promptly notify Bank of all disputes or claims relating to Accounts in excess of $100,000. Borrower may forgive (completely or partially), compromise, or settle any Account for less than payment in full, or agree to do any of the foregoing so long as (i) Borrower does so in good faith, in a commercially reasonable manner, in the ordinary course of business, in arm's-length transactions, and reports the same to Bank in the regular reports provided to Bank; (ii) no Event of Default has occurred and is continuing; and (iii) after taking into account all such discounts, settlements and forgiveness, the total outstanding Advances will not exceed the lesser of the Revolving Line or the Borrowing Base.

(c) Collection of Accounts. Borrower shall have the right to collect all Accounts, unless and until an Event of Default has occurred and is continuing. Within sixty (60) days of the Effective Date, Borrower shall direct Account Debtors to deliver or transmit all proceeds of Accounts via electronic deposit capture into a "blocked account" as specified by Bank if such Account Debtors are remitting payment electronically (the "**Cash Collateral Account**"), pursuant to a blocked account agreement in form and substance satisfactory to Bank. Whether or not an Event of Default has occurred and is continuing, Borrower shall immediately deliver all payments on and proceeds of Accounts to the Cash Collateral Account (i) to be applied immediately to reduce the Obligations when a Streamline Period is not in effect, with any amount remaining after the satisfaction of the outstanding Obligations to be transferred promptly to Borrower's operating account with Bank, or (ii) to be transferred on a daily basis to Borrower's operating account with Bank when a Streamline Period is in effect.

(d) Returns. Provided no Event of Default has occurred and is continuing, if any Account Debtor returns any Inventory to Borrower in excess of $10,000, Borrower shall promptly (i) determine the reason for such return, (ii) issue a credit memorandum to the Account Debtor in the appropriate amount, and (iii) provide a copy of such credit memorandum to Bank, upon request from Bank. In the event any attempted return occurs after the occurrence and during the continuance of any Event of Default, Borrower shall hold the returned Inventory in trust for Bank, and immediately notify Bank of the return of the Inventory.

(e) Verification. Bank may, from time to time, verify directly with the respective Account Debtors the validity, amount and other matters relating to the Accounts, either in the name of Borrower or Bank or such other name as Bank may choose, and notify any Account Debtor of Bank's security interest in such Account.

(f) No Liability. Bank shall not be responsible or liable for any shortage or discrepancy in, damage to, or loss or destruction of, any goods, the sale or other disposition of which gives rise to an Account, or for any error, act, omission, or delay of any kind occurring in the settlement, failure to settle, collection or failure to collect any Account, or for settling any Account in good faith for less than the full amount thereof, nor shall Bank be deemed to be responsible for any of Borrower's obligations under any contract or agreement giving rise to an Account. Nothing herein shall, however, relieve Bank from liability for its own gross negligence or willful misconduct.

6.4 Remittance of Proceeds. Except as otherwise provided in Section 6.3, deliver, in kind, all proceeds arising from the disposition of any Collateral to Bank in the original form in which received by Borrower not later than the following Business Day after receipt by Borrower, to be applied to the Obligations (a) prior to an Event of Default, pursuant to the terms of Section 2.5 hereof, and (b) after the occurrence and during the continuance of an Event of Default, pursuant to the terms of Section 9.4 hereof; provided that, if no Event of Default has occurred and is continuing, Borrower shall not be obligated to remit to Bank the proceeds of the sale of worn out or obsolete Equipment disposed of by Borrower in good faith in an arm's length transaction for an aggregate purchase price of Twenty Five Thousand Dollars ($25,000) or less (for all such transactions in any fiscal year). Borrower agrees that it will not commingle proceeds of Collateral with any of Borrower's other funds or property, but will hold such proceeds separate and apart from such other funds and property and in trust for Bank. Nothing in this Section limits the restrictions on disposition of Collateral set forth elsewhere in this Agreement.

6.5 Taxes; Pensions; Withholding. Timely file all required tax returns and reports and timely pay, and require each of its Subsidiaries to timely pay, all foreign, federal, state and local taxes, assessments, deposits and contributions owed by Borrower and each of its Subsidiaries, except for deferred payment of any taxes contested pursuant to the terms of Section 5.9 hereof, and shall deliver to Bank, on demand, appropriate certificates attesting to such payments, and pay all amounts necessary to fund all present pension, profit sharing and deferred compensation plans in accordance with their terms.

In the event any payments are received by Bank from Borrower pursuant to this Agreement, such payments will be made subject to applicable withholding for any taxes, levies, fees, deductions, withholding, restrictions or conditions of any nature whatsoever. Notwithstanding the foregoing, if at any time any Governmental Authority, applicable law, regulation or international agreement requires Borrower to make any such deduction or withholding from any such payment or other sum payment hereunder to Bank, the amount due from Borrower with respect to such payment or other sum payable hereunder will be increased to the extent necessary to ensure that, after the making of such required deduction or withholding, Bank receives a net sum equal to the sum which it would have received had no deductions or withholding been required, and Borrower shall pay the full amount deducted or withheld to the relevant Governmental Authority. Borrower will, upon request, furnish Bank with proof satisfactory to Bank indicating that Borrower has made such withholding payment; provided, however, that Borrower need not make any withholding payment if the amount or validity of such withholding payment is contested in good faith by appropriate proceedings and as to which payment in full is bonded or reserved against by Borrower. The agreements and obligations of Borrower contained in this provision shall survive the termination of this Agreement.

6.6 Access to Collateral; Books and Records. At reasonable times, on five (5) Business Days' notice (provided no notice is required if an Event of Default has occurred and is continuing), Bank, or its agents, shall have the right to inspect the Collateral and the right to audit and copy Borrower's Books. Subject to the last sentence of this Section 6.6, the foregoing inspections and audits shall be conducted at Borrower's expense and no more often than once every six (6) months unless an Event of Default has occurred and is continuing or as Bank determines in its good faith business judgment that conditions warrant more frequent inspections or audits. The charge therefor shall be Eight Hundred Fifty Dollars ($850) per person per day (or such higher amount as shall represent Bank's then-current standard charge for the same), plus reasonable out-of-pocket expenses. In the event Borrower and Bank schedule an audit more than ten (10) days in advance, and Borrower cancels or seeks to reschedules the audit with less than ten (10) days written notice to Bank, then (without limiting any of Bank's rights or remedies) Borrower shall pay Bank a fee of One Thousand Dollars ($1,000) plus any out-of-pocket expenses incurred by Bank to compensate Bank for the anticipated costs and expenses of the cancellation or rescheduling. Notwithstanding anything else to the contrary contained in this Section 6.6, Bank's right to inspect the Collateral and conduct its audits shall be no more than once every twelve (12) months if (a) the average principal balance of amounts outstanding under the Revolving Line do not exceed $750,000 in any month and (b) no Event of Default has occurred.

6.7 Insurance. Keep its business and the Collateral insured for risks and in amounts standard for companies in Borrower's industry and location and as Bank may reasonably request. Insurance policies shall be in a form, with companies, and in amounts that are reasonably satisfactory to Bank. All property policies of Borrower shall have a lender's loss payable endorsement showing Bank as lender loss payee and waive subrogation against Bank. All liability policies of Borrower shall show, or have endorsements showing, Bank as an additional insured. All policies (or the loss payable and additional insured endorsements) of Borrower shall provide that the insurer shall endeavor to give Bank at least twenty (20) days notice before canceling, amending, or declining to renew its policy. At Bank's request, Borrower shall deliver certified copies of policies and evidence of all premium payments. Proceeds payable under any policy shall, at Bank's option, be payable to Bank on account of the Obligations. Notwithstanding the foregoing, (a) so long as no Event of Default has occurred and is continuing, Borrower shall have the option of applying the proceeds of any casualty policy up to $50,000 with respect to any loss, but not exceeding $100,000 in the aggregate for all losses under all casualty policies in any one year, toward the replacement or repair of destroyed or damaged property; provided that any such replaced or repaired property (i) shall be of equal or like value as the replaced or repaired Collateral and (ii) shall be deemed Collateral in which Bank has been granted a first priority security interest, and (b) after the occurrence and during the continuance of an Event of Default, all proceeds payable under such casualty policy shall, at the option of Bank, be payable to Bank on account of the Obligations. If Borrower fails to obtain insurance as required under this Section or to pay any amount or furnish any required proof of payment to third persons and Bank, Bank may make all or part of such payment or obtain such insurance policies required in this Section, and take any action under the policies Bank deems prudent.

6.8 Operating Accounts.

(a) Maintain all of its U.S. operating accounts, excess cash and investment accounts with Bank. Borrower shall be permitted to maintain the foreign accounts listed on the Schedule.

(b) Provide Bank five (5) days prior written notice before establishing any Collateral Account at or with any bank or financial institution in the United States other than Bank or Bank's Affiliates. For each such Collateral Account that Borrower at any time maintains, Borrower shall cause the applicable bank or financial institution (other than Bank) at or with which any Collateral Account is maintained to execute and deliver a Control Agreement or other appropriate instrument with respect to such Collateral Account to perfect Bank's Lien in such Collateral Account in accordance with the terms hereunder which Control Agreement may not be terminated without the prior written consent of Bank. The provisions of the previous sentence shall not apply to deposit accounts exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of Borrower's employees and identified to Bank by Borrower as such.

6.9 Financial Covenants. Maintain at all times, to be tested as of the last day of each month unless otherwise noted:

(a) Tangible Net Worth. On a consolidated basis, Tangible Net Worth of at least $1,500,000, increasing as of the last day of each fiscal quarter of Borrower by an amount equal to 25% of the sum of (i) Net Income for such quarter, (ii) any increase in the principal amount of outstanding Subordinated Debt during such quarter, and (iii) the net amount of proceeds received by Borrower in such quarter from the sale or issuance of equity securities. Losses in any quarter shall not reduce the required Tangible Net Worth.

6.10 Protection of Intellectual Property Rights.

(a) (i) Protect, defend and maintain the validity and enforceability of its material Intellectual Property; (ii) promptly advise Bank in writing of material infringements of its Intellectual Property; and (iii) not allow any Intellectual Property material to Borrower's business to be abandoned, forfeited or dedicated to the public without Bank's written consent.

(b) Provide written notice to Bank within 10 days of entering or becoming bound by any Restricted License (other than over-the-counter software that is commercially available to the public).

6.11 Litigation Cooperation. From the date hereof and continuing through the termination of this Agreement, make available to Bank, without expense to Bank, Borrower and its officers, employees and agents and Borrower's books and records, to the extent that Bank may deem them reasonably necessary to prosecute or defend any third-party suit or proceeding instituted by or against Bank with respect to any Collateral or relating to Borrower.

6.12 Formation or Acquisition of Subsidiaries. At the time that Borrower forms any direct or indirect domestic Subsidiary or acquires any direct or indirect domestic Subsidiary after the Effective Date, Borrower shall (a) cause, within thirty (30) days of such acquisition, such new Subsidiary to provide to Bank a joinder to the Loan Agreement to cause such Subsidiary to become a co-borrower hereunder, together with such appropriate financing statements and/or Control Agreements, all in form and substance satisfactory to Bank (including being sufficient to grant Bank a first priority Lien (subject to Permitted Liens) in and to the assets of such newly formed or acquired domestic Subsidiary, other than Intellectual Property and only to the extent of 65% of the equity interest in any foreign Subsidiary), (b) provide to Bank appropriate certificates and powers and financing statements, pledging all of the direct or beneficial ownership interest in such new domestic Subsidiary, in form and substance satisfactory to Bank, and (c) provide to Bank all other documentation in form and substance satisfactory to Bank which in its opinion is appropriate with respect to the execution and delivery of the applicable documentation referred to above. At the time that Borrower forms any direct or indirect foreign Subsidiary or acquires any direct or indirect foreign Subsidiary after the Effective Date, Borrower shall (a) cause, within thirty (30) days of such acquisition, such new Subsidiary to provide to Bank a guaranty of Borrower's Obligations under the Loan Agreement to cause such Subsidiary to become a Guarantor hereunder, (b) provide to Bank appropriate certificates and powers and financing statements, pledging sixty-five percent (65%) of the voting power of all capital stock of such new foreign Subsidiary, in form and substance satisfactory to Bank, and (c) provide to Bank all other documentation in form and substance satisfactory to Bank which in its opinion is appropriate with respect to the execution and delivery of the applicable documentation referred to above. Borrower represents, to the best of its knowledge, that the ownership interests of SAJAN SOFTWARE LIMITED, SAJAN SPAIN, S.L. and SAJAN SINGAPORE PTE. LTD. ("Shares") are not certificated and, thus, the Bank shall not require the delivery of such ownership interests; provided, however, promptly upon certification, Borrower shall deliver the Shares representing sixty-five percent (65%) of the voting power of each such Foreign Subsidiary (the "Pledged Shares") to the Bank, accompanied by an instrument of assignment duly executed in blank by Borrower, and Borrower shall cause the books of each entity whose shares are part of the Pledged Shares and any transfer agent to reflect the pledge of the Pledged Shares. Upon the occurrence and during the continuance of an Event of Default, Bank may effect the transfer of the Pledged Shares into the name of Bank and cause new certificates representing such securities to be issued in the name of Bank or its transferee. Any document, agreement, or instrument executed or issued pursuant to this Section shall be a Loan Document.

6.13 Further Assurances. Execute any further instruments and take further action as Bank reasonably requests to perfect or continue Bank's Lien in the Collateral or to effect the purposes of this Agreement.

7 NEGATIVE COVENANTS

Borrower shall not do any of the following without Bank's prior written consent:

7.1 Dispositions. Convey, sell, lease, transfer, assign, or otherwise dispose of (collectively, "**Transfer**"), or permit any of its Subsidiaries to Transfer, all or any part of its business or property, except for Transfers (a) of Inventory in the ordinary course of business; (b) of worn-out or obsolete Equipment; (c) in connection with Permitted Liens and Permitted Investments; (d) of non-exclusive licenses for the use of the property of Borrower or its Subsidiaries in the ordinary course of business; and (e) payment of expenses and salaries arising in the ordinary course of business consistent with past practices.

7.2 Changes in Business, Ownership, Control, or Business Locations. (a) Engage in or permit any of its Subsidiaries to engage in any business other than the businesses currently engaged in by Borrower and such Subsidiary, as applicable, or reasonably related thereto; (b) liquidate or dissolve (other than Borrower may liquidate or dissolve into any other Borrower or any Subsidiary and any Subsidiary may liquidate or dissolve into any other Subsidiary or into any Borrower; (c) replace its chief executive officer without ten (10) days prior written notification to Bank; or (d) permit or suffer any Change in Control. Borrower shall not, without at least thirty (30) days prior written notice to Bank: (1) add any new offices or business locations, including warehouses (unless such new offices or business locations contain less than $10,000) in Borrower's assets or property) or deliver any portion of the Collateral valued, individually or in the aggregate, in excess of $10,000 to a bailee at a location other than to a bailee and at a location already disclosed in the Perfection Certificate, (2) change its jurisdiction of organization, (3) change its organizational structure or type, (4) change its legal name, or (5) change any organizational number (if any) assigned by its jurisdiction of organization. If Borrower intends to deliver any portion of the Collateral valued, individually or in the aggregate, in excess of $10,000 to a bailee, and Bank and such bailee are not already parties to a bailee agreement governing both the Collateral and the location to which Borrower intends to deliver the Collateral, then Borrower will first receive the written consent of Bank, and such bailee shall execute and deliver a bailee agreement in form and substance satisfactory to Bank in its sole discretion.

7.3 Mergers or Acquisitions. Merge or consolidate, or permit any of its Subsidiaries to merge or consolidate, with any other Person, or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock or property of another Person. A Subsidiary may merge or consolidate into Borrower and any Borrower may merge or consolidate into any other Borrower.

7.4 Indebtedness. Create, incur, assume, or be liable for any Indebtedness, or permit any Subsidiary to do so, other than Permitted Indebtedness.

7.5 Encumbrance. Create, incur, allow, or suffer any Lien on any of its property, or assign or convey any right to receive income, including the sale of any Accounts, or permit any of its Subsidiaries to do so, except for Permitted Liens, permit any Collateral not to be subject to the first priority security interest granted herein, or enter into any agreement, document, instrument or other arrangement (except with or in favor of Bank) with any Person which directly or indirectly prohibits or has the effect of prohibiting Borrower or any Subsidiary from assigning, mortgaging, pledging, granting a security interest in or upon, or encumbering any of Borrower's Intellectual Property or any Subsidiary's Intellectual Property, except as is otherwise permitted in Section 7.1 hereof and the definition of "Permitted Liens" herein.

7.6 Maintenance of Collateral Accounts. Maintain any Collateral Account except pursuant to the terms of Section 6.8(b) hereof.

7.7 Distributions; Investments. (a) Pay any dividends or make any distribution or payment or redeem, retire or purchase any capital stock provided that (i) Borrower may convert any of its convertible securities into other securities pursuant to the terms of such convertible securities or otherwise in exchange thereof, (ii) Borrower may pay dividends solely in common stock; and (iii) Borrower may repurchase the stock of former employees or consultants pursuant to stock repurchase agreements so long as an Event of Default does not exist at the time of such repurchase and would not exist after giving effect to such repurchase, provided such repurchase does not exceed in the aggregate of $50,000 per fiscal year; or (b) directly or indirectly make any Investment other than Permitted Investments, or permit any of its Subsidiaries to do so.

7.8 Transactions with Affiliates. Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower, except for transactions that are in the ordinary course of Borrower's business, upon fair and reasonable terms that are no less favorable to Borrower than would be obtained in an arm's length transaction with a non-affiliated Person and transactions permitted pursuant to the terms of Section 7.2 hereof.

7.9 Subordinated Debt. (a) Make or permit any payment on any Subordinated Debt, except under the terms of the subordination, intercreditor, or other similar agreement to which such Subordinated Debt is subject, or (b) amend any provision in any document relating to the Subordinated Debt which would increase the amount thereof or adversely affect the subordination thereof to Obligations owed to Bank.

7.10 Compliance. Become an "investment company" or a company controlled by an "investment company", under the Investment Company Act of 1940, as amended, or undertake as one of its important activities extending credit to purchase or carry margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System), or use the proceeds of any Credit Extension for that purpose; fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction, as defined in ERISA, to occur; fail to comply with the Federal Fair Labor Standards Act or violate any other law or regulation, if the violation could reasonably be expected to have a material adverse effect on Borrower's business, or permit any of its Subsidiaries to do so; withdraw or permit any Subsidiary to withdraw from participation in, permit partial or complete termination of, or permit the occurrence of any other event with respect to, any present pension, profit sharing and deferred compensation plan which could reasonably be expected to result in any liability of Borrower, including any liability to the Pension Benefit Guaranty Corporation or its successors or any other governmental agency.

8 EVENTS OF DEFAULT

Any one of the following shall constitute an event of default (an "**Event of Default**") under this Agreement:

8.1 Payment Default. Borrower fails to (a) make any payment of principal or interest on any Credit Extension on its due date, or (b) pay any other Obligations within three (3) Business Days after such Obligations are due and payable (which three (3) Business Day cure period shall not apply to payments due on the Revolving Line Maturity Date). During the cure period, the failure to make or pay any payment specified under clause (a) or (b) hereunder is not an Event of Default (but no Credit Extension will be made during the cure period);

8.2 Covenant Default.

(a) Borrower fails or neglects to perform any obligation under Section 6.1, 6.2, 6.6, 6.5 or 6.7, or violates any covenant in Section 7; or

(b) Borrower fails or neglects to perform, keep, or observe any other term, provision, condition, covenant or agreement contained in this Agreement or any Loan Documents, and as to any default (other than those specified in this Section 8) under such other term, provision, condition, covenant or agreement that can be cured, has failed to cure the default within ten (10) days after the occurrence thereof; provided, however, that if the default cannot by its nature be cured within the ten (10) day period or cannot after diligent attempts by Borrower be cured within such ten (10) day period, and such default is likely to be cured within a reasonable time, then Borrower shall have an additional period (which shall not in any case exceed thirty (30) days) to attempt to cure such default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default (but no Credit Extensions shall be made during such cure period). Cure periods provided under this section shall not apply, among other things, to financial covenants or any other covenants set forth in clause (a) above;

8.3 Material Adverse Change. A Material Adverse Change occurs;

8.4 Attachment; Levy; Restraint on Business.

(a) (i) Any funds of Borrower or of any entity under the control of Borrower (including a Subsidiary) on deposit or otherwise maintained with Bank or any Bank Affiliate are attached by trustee or similar process, or (ii) a notice of lien or levy is filed against any of Borrower's material assets by any government agency, and the same under subclauses (i) and (ii) hereof are not, within ten (10) days after the occurrence thereof, discharged or stayed (whether through the posting of a bond or otherwise); provided, however, no Credit Extensions shall be made during any ten (10) day cure period; or

(b) (i) any material portion of Borrower's assets is attached, seized, levied on, or comes into possession of a trustee or receiver, or (ii) any court order enjoins, restrains, or prevents Borrower from conducting any material part of its business;

8.5 **Insolvency** (a) Borrower is unable to pay its debts (including trade debts) as they become due or otherwise becomes insolvent; (b) Borrower begins an Insolvency Proceeding; or (c) an Insolvency Proceeding is begun against Borrower and not dismissed or stayed within sixty (60) days (but no Credit Extensions shall be made while of any of the conditions described in clause (a) exist and/or until any Insolvency Proceeding is dismissed);

8.6 **Other Agreements**. There is, under any agreement to which Borrower or any Guarantor is a party with a third party or parties, (a) any default resulting in a right by such third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount individually or in the aggregate in excess of $50,000; or (b) any default by Borrower, the result of which could have a material adverse effect on Borrower's business;

8.7 **Judgments**. One or more final judgments, orders, or decrees for the payment of money in an amount, individually or in the aggregate, of at least $50,000 (not covered by independent third-party insurance as to which liability has been accepted by such insurance carrier) shall be rendered against Borrower and the same are not, within ten (10) days after the entry thereof, discharged or execution thereof stayed or bonded pending appeal, or such judgments are not discharged prior to the expiration of any such stay (provided that no Credit Extensions will be made prior to the discharge, stay, or bonding of such judgment, order, or decree);

8.8 **Misrepresentations**. Borrower or any Person acting for Borrower makes any representation, warranty, or other statement now or later in this Agreement, any Loan Document or in any writing delivered to Bank or to induce Bank to enter this Agreement or any Loan Document, and such representation, warranty, or other statement is incorrect in any material respect when made;

8.9 **Guaranty**. (a) Any guaranty of any Obligations terminates or ceases for any reason to be in full force and effect; (b) any Guarantor does not perform any obligation or covenant under any guaranty of the Obligations, subject to any cure period contained therein; (c) any circumstance described in Sections 8.3, 8.4, 8.5, 8.7, or 8.8 occurs with respect to any Guarantor, or (d) the liquidation, winding up, or termination of existence of any Guarantor other than as permitted in this Agreement; or

8.10 **Subordinated Debt**. Any document, instrument, or agreement evidencing any Subordinated Debt shall for any reason be revoked or invalidated or otherwise cease to be in full force and effect, any Borrower shall be in breach thereof or contest in any manner the validity or enforceability thereof or deny that it has any further liability or obligation thereunder, or the Obligations shall for any reason be subordinated or shall not have the priority contemplated by this Agreement.

9 BANK'S RIGHTS AND REMEDIES

9.1 **Rights and Remedies**. While an Event of Default occurs and continues Bank may, without notice or demand, do any or all of the following:

(a) declare all Obligations immediately due and payable (but if an Event of Default described in Section 8.5 occurs all Obligations are immediately due and payable without any action by Bank);

(b) stop advancing money or extending credit for Borrower's benefit under this Agreement or under any other agreement between Borrower and Bank;

(c) for any Letters of Credit, require that Borrower (i) deposit cash with Bank in an amount equal to 105% of the Dollar Equivalent of the aggregate face amount of all Letters of Credit remaining undrawn (plus all interest, fees, and costs due or to become due in connection therewith (as estimated by Bank in its good faith business judgment)), to secure all of the Obligations relating to such Letters of Credit, as collateral security for the repayment of any future drawings under such Letters of Credit, and Borrower shall forthwith deposit and pay such amounts, and (ii) pay in advance all letter of credit fees scheduled to be paid or payable over the remaining term of any Letters of Credit;

(d) terminate any FX Contracts;

(e) settle or adjust disputes and claims directly with Account Debtors for amounts on terms and in any order that Bank considers advisable, notify any Person owing Borrower money of Bank's security interest in such funds, and verify the amount of such account;

(f) make any payments and do any acts it considers necessary or reasonable to protect the Collateral and/or its security interest in the Collateral. Borrower shall assemble the Collateral if Bank requests and make it available as Bank designates. Subject to the terms of any landlord waiver or collateral access agreement then in place, Bank may enter premises where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien which appears to be prior or superior to its security interest and pay all expenses incurred. Subject to the terms of any landlord waiver or collateral access agreement then in place, Borrower grants Bank a license to enter and occupy any of its premises, without charge, to exercise any of Bank's rights or remedies;

(g) apply to the Obligations any (i) balances and deposits of Borrower it holds, or (ii) any amount held by Bank owing to or for the credit or the account of Borrower;

(h) ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale, and sell the Collateral. Bank is hereby granted a non-exclusive, royalty-free license or other right to use, without charge, Borrower's labels, Patents, Copyrights, mask works, rights of use of any name, trade secrets, trade names, Trademarks, and advertising matter, or any similar property as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and, in connection with Bank's exercise of its rights under this Section, Borrower's rights under all licenses and all franchise agreements inure to Bank's benefit;

(i) place a "hold" on any account maintained with Bank and/or deliver a notice of exclusive control, any entitlement order, or other directions or instructions pursuant to any Control Agreement or similar agreements providing control of any Collateral;

(j) demand and receive possession of Borrower's Books; and

(k) exercise all rights and remedies available to Bank under the Loan Documents or at law or equity, including all remedies provided under the Code (including disposal of the Collateral pursuant to the terms thereof).

9.2 Power of Attorney. Borrower hereby irrevocably appoints Bank as its lawful attorney-in-fact, exercisable upon the occurrence and during the continuance of an Event of Default, to: (a) endorse Borrower's name on any checks or other forms of payment or security; (b) sign Borrower's name on any invoice or bill of lading for any Account or drafts against Account Debtors; (c) settle and adjust disputes and claims about the Accounts directly with Account Debtors, for amounts and on terms Bank determines reasonable; (d) make, settle, and adjust all claims under Borrower's insurance policies; (e) pay, contest or settle any Lien, charge, encumbrance, security interest, and adverse claim in or to the Collateral, or any judgment based thereon, or otherwise take any action to terminate or discharge the same; and (f) transfer the Collateral into the name of Bank or a third party as the Code permits. Borrower hereby appoints Bank as its lawful attorney-in-fact to sign Borrower's name on any documents necessary to perfect or continue the perfection of Bank's security interest in the Collateral regardless of whether an Event of Default has occurred until all Obligations have been satisfied in full and Bank is under no further obligation to make Credit Extensions hereunder. Bank's foregoing appointment as Borrower's attorney in fact, and all of Bank's rights and powers, coupled with an interest, are irrevocable until all Obligations have been fully repaid and performed and Bank's obligation to provide Credit Extensions terminates.

9.3 Protective Payments. If Borrower fails to obtain the insurance called for by Section 6.7 or fails to pay any premium thereon or fails to pay any other amount which Borrower is obligated to pay under this Agreement or any other Loan Document, Bank may obtain such insurance or make such payment, and all amounts so paid by Bank are Bank Expenses and immediately due and payable, bearing interest at the then highest rate applicable to the Obligations, and secured by the Collateral. Bank will make reasonable efforts to provide Borrower with notice of Bank obtaining such insurance at the time it is obtained or within a reasonable time thereafter. No payments by Bank are deemed an agreement to make similar payments in the future or Bank's waiver of any Event of Default.

9.4 Application of Payments and Proceeds Upon Default. Pursuant to the terms of Section 6.3(c), Bank shall have the right to apply in any order any funds in its possession, whether from Borrower account balances, payments, proceeds realized as the result of any collection of Accounts or other disposition of the Collateral, or otherwise, to the Obligations in such order as Bank shall determine in its sole discretion. Any surplus shall be paid to Borrower or other Persons legally entitled thereto; Borrower shall remain liable to Bank for any deficiency. If Bank, in its good faith business judgment, directly or indirectly enters into a deferred payment or other credit transaction with any purchaser at any sale of Collateral, Bank shall have the option, exercisable at any time, of either reducing the Obligations by the principal amount of the purchase price or deferring the reduction of the Obligations until the actual receipt by Bank of cash therefor.

9.5 Bank's Liability for Collateral. So long as Bank complies with reasonable banking practices regarding the safekeeping of the Collateral in the possession or under the control of Bank, Bank shall not be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; (c) any diminution in the value of the Collateral; or (d) any act or default of any carrier, warehouseman, bailee, or other Person. Borrower bears all risk of loss, damage or destruction of the Collateral.

9.6 No Waiver; Remedies Cumulative. Bank's failure, at any time or times, to require strict performance by Borrower of any provision of this Agreement or any other Loan Document shall not waive, affect, or diminish any right of Bank thereafter to demand strict performance and compliance herewith or therewith. No waiver hereunder shall be effective unless signed by the party granting the waiver and then is only effective for the specific instance and purpose for which it is given. Bank's rights and remedies under this Agreement and the other Loan Documents are cumulative. Bank has all rights and remedies provided under the Code, by law, or in equity. Bank's exercise of one right or remedy is not an election and shall not preclude Bank from exercising any other remedy under this Agreement or other remedy available at law or in equity, and Bank's waiver of any Event of Default is not a continuing waiver. Bank's delay in exercising any remedy is not a waiver, election, or acquiescence.

9.7 Borrower Liability. Either Borrower may, acting singly, request Advances hereunder. Each Borrower hereby appoints the other as agent for the other for all purposes hereunder, including with respect to requesting Advances hereunder. Each Borrower hereunder shall be jointly and severally obligated to repay all Advances made hereunder, regardless of which Borrower actually receives said Advance, as if each Borrower hereunder directly received all Advances. Each Borrower waives (a) any suretyship defenses available to it under the Code or any other applicable law, including, without limitation, the benefit of California Civil Code Section 2815 permitting revocation as to future transactions and the benefit of California Civil Code Sections 1432, 2809, 2810, 2819, 2839, 2845, 2847, 2848, 2849, 2850, and 2899 and 3433, and (b) any right to require Bank to: (i) proceed against any Borrower or any other person; (ii) proceed against or exhaust any security; or (iii) pursue any other remedy. Bank may exercise or not exercise any right or remedy it has against any Borrower or any security it holds (including the right to foreclose by judicial or non-judicial sale) without affecting any Borrower's liability. Notwithstanding any other provision of this Agreement or other related document, each Borrower irrevocably waives all rights that it may have at law or in equity (including, without limitation, any law subrogating Borrower to the rights of Bank under this Agreement) to seek contribution, indemnification or any other form of reimbursement from any other Borrower, or any other Person now or hereafter primarily or secondarily liable for any of the Obligations, for any payment made by Borrower with respect to the Obligations in connection with this Agreement or otherwise and all rights that it might have to benefit from, or to participate in, any security for the Obligations as a result of any payment made by Borrower with respect to the Obligations in connection with this Agreement or otherwise until all obligations have been paid in full. Any agreement providing for indemnification, reimbursement or any other arrangement prohibited under this Section shall be null and void. If any payment is made to a Borrower in contravention of this Section, such Borrower shall hold such payment in trust for Bank and such payment shall be promptly delivered to Bank for application to the Obligations, whether matured or unmatured.

9.8 Demand Waiver. Borrower waives demand, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees held by Bank on which Borrower is liable.

10 NOTICES

All notices, consents, requests, approvals, demands, or other communication by any party to this Agreement or any other Loan Document must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon receipt of confirmation of delivery, when sent by electronic mail or facsimile transmission; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number, or email address indicated below. Bank or Borrower may change its mailing or electronic mail address or facsimile number by giving the other party written notice thereof in accordance with the terms of this Section 10.

If to Borrower:	SAJAN, INC. (DE) 625 Whitetail Blvd. River Falls, WI 54022 Attn: Lori Bechtel Fax: 715-426-0105 Email: lbechtel@sajan.com
If to Bank:	Silicon Valley Bank 230 West Monroe Street Chicago, IL 60606 Attn: Dennis P. Grunt Fax: 312-704-1532 Email: dgrunt@svb.com

11 CHOICE OF LAW, VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE

California law governs the Loan Documents without regard to principles of conflicts of law. Borrower and Bank each submit to the exclusive jurisdiction of the State and Federal courts in Santa Clara County, California; provided, however, that nothing in this Agreement shall be deemed to operate to preclude Bank from bringing suit or taking other legal action in any other jurisdiction to realize on the Collateral or any other security for the Obligations, or to enforce a judgment or other court order in favor of Bank. Borrower expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and Borrower hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court. Borrower hereby waives personal service of the summons, complaints, and other process issued in such action or suit and agrees that service of such summons, complaints, and other process may be made by registered or certified mail addressed to Borrower at the address set forth in, or subsequently provided by Borrower in accordance with, Section 10 of this Agreement and that service so made shall be deemed completed upon the earlier to occur of Borrower's actual receipt thereof or three (3) days after deposit in the U.S. mail, first class, registered or certified mail, return receipt requested, with proper postage prepaid.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BORROWER AND BANK EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE LOAN DOCUMENTS OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS AGREEMENT. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

WITHOUT INTENDING IN ANY WAY TO LIMIT THE PARTIES' AGREEMENT TO WAIVE THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY, if the above waiver of the right to a trial by jury is not enforceable, the parties hereto agree that any and all disputes or controversies of any nature between them arising at any time shall be decided by a reference to a private judge, mutually selected by the parties (or, if they cannot agree, by the Presiding Judge of the Santa Clara County, California Superior Court) appointed in accordance with California Code of Civil Procedure Section 638 (or pursuant to comparable provisions of federal law if the dispute falls within the exclusive jurisdiction of the federal courts), sitting without a jury, in Santa Clara County, California; and the parties hereby submit to the jurisdiction of such court. The reference proceedings shall be conducted pursuant to and in accordance with the provisions of California Code of Civil Procedure §§ 638 through 645.1, inclusive. The private judge shall have the power, among others, to grant provisional relief, including without limitation, entering temporary restraining orders, issuing preliminary and permanent injunctions and appointing receivers. All such proceedings shall be closed to the public and confidential and all records relating thereto shall be permanently sealed. If during the course of any dispute, a party desires to seek provisional relief, but a judge has not been appointed at that point pursuant to the judicial reference procedures, then such party may apply to the Santa Clara County, California Superior Court for such relief. The proceeding before the private judge shall be conducted in the same manner as it would be before a court under the rules of evidence applicable to judicial proceedings. The parties shall be entitled to discovery which shall be conducted in the same manner as it would be before a court under the rules of discovery applicable to judicial proceedings. The private judge shall oversee discovery and may enforce all discovery rules and orders applicable to judicial proceedings in the same manner as a trial court judge. The parties agree that the selected or appointed private judge shall have the power to decide all issues in the action or proceeding, whether of fact or of law, and shall report a statement of decision thereon pursuant to California Code of Civil Procedure § 644(a). Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral, or obtain provisional remedies. The private judge shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph. This Section 11 shall survive the termination of this Agreement.

12 GENERAL PROVISIONS

12.1 Successors and Assigns. This Agreement binds and is for the benefit of the successors and permitted assigns of each party. Borrower may not assign this Agreement or any rights or obligations under it without Bank's prior written consent (which may be granted or withheld in Bank's discretion). Bank has the right, without the consent of or notice to Borrower, to sell, transfer, assign, negotiate, or grant participation in all or any part of, or any interest in, Bank's obligations, rights, and benefits under this Agreement and the other Loan Documents.

12.2 Indemnification. Borrower agrees to indemnify, defend and hold Bank and its directors, officers, employees, agents, attorneys, or any other Person affiliated with or representing Bank (each, an "**Indemnified Person**") harmless against: (a) all obligations, demands, claims, and liabilities (collectively, "**Claims**") claimed or asserted by any other party against Bank in connection with the transactions contemplated by the Loan Documents; and (b) all losses or expenses (including Bank Expenses) in any way suffered, incurred, or paid by such Indemnified Person as a result of, following from, consequential to, or arising from transactions between Bank and Borrower (including reasonable attorneys' fees and expenses), except for Claims and/or losses directly caused by such Indemnified Person's gross negligence or willful misconduct.

12.3 Time of Essence. Time is of the essence for the performance of all Obligations in this Agreement.

12.4 Severability of Provisions. Each provision of this Agreement is severable from every other provision in determining the enforceability of any provision.

12.5 Correction of Loan Documents. Bank may fill in any blanks in the Loan Documents consistent with the agreement of the parties.

12.6 Amendments in Writing; Waiver; Integration. This Agreement amends and restates the terms of the Loan and Security Agreement dated as of March 28, 2012. Any financing statement filed in connection with that agreement remains in effect to perfect Bank's Lien in the Collateral. No purported amendment or modification of any Loan Document, or waiver, discharge or termination of any obligation under any Loan Document, shall be enforceable or admissible unless, and only to the extent, expressly set forth in a writing signed by the party against which enforcement or admission is sought. Without limiting the generality of the foregoing, no oral promise or statement, nor any action, inaction, delay, failure to require performance or course of conduct shall operate as, or evidence, an amendment, supplement or waiver or have any other effect on any Loan Document. Any waiver granted shall be limited to the specific circumstance expressly described in it, and shall not apply to any subsequent or other circumstance, whether similar or dissimilar, or give rise to, or evidence, any obligation or commitment to grant any further waiver. The Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements. All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of the Loan Documents merge into the Loan Documents.

12.7 Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Agreement.

12.8 Survival. All covenants, representations and warranties made in this Agreement continue in full force until this Agreement has terminated pursuant to its terms and all Obligations (other than inchoate indemnity obligations and any other obligations which, by their terms, are to survive the termination of this Agreement) have been paid in full and satisfied. Without limiting the foregoing, except as otherwise provided in Section 4.1, the grant of security interest by Borrower in Section 4.1 shall survive until the termination of all Bank Services Agreements. The obligation of Borrower in Section 12.2 to indemnify Bank shall survive until the statute of limitations with respect to such claim or cause of action shall have run.

12.9 Confidentiality. In handling any confidential information, Bank shall exercise the same degree of care that it exercises for its own proprietary information, but disclosure of information may be made: (a) to Bank's Subsidiaries or Affiliates; (b) to prospective transferees or purchasers of any interest in the Credit Extensions (provided, however, Bank shall use its best efforts to obtain any prospective transferee's or purchaser's agreement to the terms of this provision); (c) as required by law, regulation, subpoena, or other order; (d) to Bank's regulators or as otherwise required in connection with Bank's examination or audit; (e) as Bank considers appropriate in exercising remedies under the Loan Documents; and (f) to third-party service providers of Bank so long as such service providers have executed a confidentiality agreement with Bank with terms no less restrictive than those contained herein. Confidential information does not include information that is either: (i) in the public domain or in Bank's possession when disclosed to Bank, or becomes part of the public domain after disclosure to Bank; or (ii) disclosed to Bank by a third party if Bank does not know that the third party is prohibited from disclosing the information. Bank may use confidential information for the development of databases, reporting purposes, and market analysis so long as such confidential information is aggregated and anonymized prior to distribution unless otherwise expressly permitted by Borrower. The provisions of the immediately preceding sentence shall survive the termination of this Agreement.

12.10 Attorneys' Fees, Costs and Expenses. In any action or proceeding between Borrower and Bank arising out of or relating to the Loan Documents, the prevailing party shall be entitled to recover its reasonable attorneys' fees and other costs and expenses incurred, in addition to any other relief to which it may be entitled.

12.11 Electronic Execution of Documents. The words "execution," "signed," "signature" and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity and enforceability as a manually executed signature or the use of a paper-based recordkeeping systems, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

12.12 Captions. The headings used in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

12.13 Construction of Agreement. The parties mutually acknowledge that they and their attorneys have participated in the preparation and negotiation of this Agreement. In cases of uncertainty this Agreement shall be construed without regard to which of the parties caused the uncertainty to exist.

12.14 Relationship. The relationship of the parties to this Agreement is determined solely by the provisions of this Agreement. The parties do not intend to create any agency, partnership, joint venture, trust, fiduciary or other relationship with duties or incidents different from those of parties to an arm's-length contract.

12.15 Third Parties. Nothing in this Agreement, whether express or implied, is intended to: (a) confer any benefits, rights or remedies under or by reason of this Agreement on any persons other than the express parties to it and their respective permitted successors and assigns; (b) relieve or discharge the obligation or liability of any person not an express party to this Agreement; or (c) give any person not an express party to this Agreement any right of subrogation or action against any party to this Agreement.

13 DEFINITIONS

13.1 Definitions. As used in the Loan Documents, the word "shall" is mandatory, the word "may" is permissive, the word "or" is not exclusive, the words "includes" and "including" are not limiting, the singular includes the plural, and numbers denoting amounts that are set off in brackets are negative. As used in this Agreement, the following capitalized terms have the following meanings:

"**Account**" is any "account" as defined in the Code with such additions to such term as may hereafter be made, and includes, without limitation, all accounts receivable and other sums owing to Borrower.

"**Account Debtor**" is any "account debtor" as defined in the Code with such additions to such term as may hereafter be made.

"**Advance**" or "**Advances**" means an advance (or advances) under the Revolving Line.

"**Affiliate**" is, with respect to any Person, each other Person that owns or controls directly or indirectly the Person, any Person that controls or is controlled by or is under common control with the Person, and each of that Person's senior executive officers, directors, partners and, for any Person that is a limited liability company, that Person's managers and members.

"**Agreement**" is defined in the preamble hereof.

"**Availability Amount**" is (a) the lesser of (i) the Revolving Line or (ii) the amount available under the Borrowing Base minus (b) the outstanding principal balance of any Advances.

"**Bank**" is defined in the preamble hereof.

"**Bank Expenses**" are all audit fees and expenses (subject to the limitations contained in Section 6.6 herein), costs, and expenses (including reasonable attorneys' fees and expenses) for preparing, amending, negotiating, administering, defending and enforcing the Loan Documents (including, without limitation, those incurred in connection with appeals or Insolvency Proceedings) or otherwise incurred with respect to Borrower.

"**Bank Services**" are any products, credit services, and/or financial accommodations previously, now, or hereafter provided to Borrower or any of its Subsidiaries by Bank or any Bank Affiliate, including, without limitation, any letters of credit, cash management services (including, without limitation, merchant services, direct deposit of payroll, business credit cards, and check cashing services), interest rate swap arrangements, and foreign exchange services as any such products or services may be identified in Bank's various agreements related thereto (each, a "Bank Services Agreement").

"**Borrower**" is defined in the preamble hereof.

"**Borrower's Books**" are all Borrower's books and records including ledgers, federal and state tax returns, records regarding Borrower's assets or liabilities, the Collateral, business operations or financial condition, and all computer programs or storage or any equipment containing such information.

"**Borrowing Base**" is 80% of Eligible Accounts, as determined by Bank from Borrower's most recent Transaction Report; provided, however, that Bank may increase or decrease the foregoing percentage in its good faith business judgment based on events, conditions, contingencies, or risks which, as determined by Bank, may positively or adversely affect Collateral.

"**Borrowing Resolutions**" are, with respect to any Person, resolutions substantially in the form attached hereto.

"**Business Day**" is any day that is not a Saturday, Sunday or a day on which Bank is closed.

"**Cash Equivalents**" means (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition; (b) commercial paper maturing no more than one (1) year after its creation and having the highest rating from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc.; and (c) Bank's certificates of deposit issued maturing no more than one (1) year after issue.

"**Change in Control**" means any event, transaction, or occurrence as a result of which (a) any "person" (as such term is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of Borrower, is or becomes a beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of Borrower, representing 40% or more of the combined voting power of Borrower's then outstanding securities; or (b) during any period of twelve consecutive calendar months, individuals who at the beginning of such period constituted the Board of Directors of Borrower (together with any new directors whose election by the Board of Directors of Borrower was approved by a vote of not less than sixty percent (60%) of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason other than death, disability, or termination for cause to constitute a majority of the directors then in office.

"**Code**" is the Uniform Commercial Code, as the same may, from time to time, be enacted and in effect in the State of California; provided, that, to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles or Divisions of the Code, the definition of such term contained in Article or Division 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, or priority of, or remedies with respect to, Bank's Lien on any Collateral is governed by the Uniform Commercial Code in effect in a jurisdiction other than the State of California, the term "**Code**" shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies and for purposes of definitions relating to such provisions.

"**Collateral**" is any and all properties, rights and assets of Borrower described on Exhibit A.

"**Collateral Account**" is any Deposit Account, Securities Account, or Commodity Account.

"**Commodity Account**" is any "commodity account" as defined in the Code with such additions to such term as may hereafter be made.

"**Compliance Certificate**" is that certain certificate in the form attached hereto as Exhibit C.

"**Contingent Obligation**" is, for any Person, any direct or indirect liability, contingent or not, of that Person for (a) any indebtedness, lease, dividend, letter of credit or other obligation of another such as an obligation, in each case, directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable; (b) any obligations for undrawn letters of credit for the account of that Person; and (c) all obligations from any interest rate, currency or commodity swap agreement, interest rate cap or collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; but "Contingent Obligation" does not include endorsements in the ordinary course of business. The amount of a Contingent Obligation is the stated or determined amount of the primary obligation for which the Contingent Obligation is made or, if not determinable, the maximum reasonably anticipated liability for it determined by the Person in good faith; but the amount may not exceed the maximum of the obligations under any guarantee or other support arrangement.

"**Control Agreement**" is any control agreement entered into among the depository institution at which Borrower maintains a domestic Deposit Account or the securities intermediary or commodity intermediary at which Borrower maintains a domestic Securities Account or a domestic Commodity Account, Borrower, and Bank pursuant to which Bank obtains control (within the meaning of the Code) over such Deposit Account, Securities Account, or Commodity Account.

"**Copyrights**" are any and all copyright rights, copyright applications, copyright registrations and like protections in each work or authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret.

"**Credit Extension**" is any Advance or any other extension of credit by Bank for Borrower's benefit.

"**Default Rate**" is defined in Section 2.3(b).

"**Deposit Account**" is any "deposit account" as defined in the Code with such additions to such term as may hereafter be made.

"**Designated Deposit Account**" is Borrower's deposit account, account number [redacted], maintained with Bank.

"**Dollars**," "**dollars**" or use of the sign "**$**" means only lawful money of the United States and not any other currency, regardless of whether that currency uses the "$" sign to denote its currency or may be readily converted into lawful money of the United States.

"**Dollar Equivalent**" is, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in a Foreign Currency, the equivalent amount therefor in Dollars as determined by Bank at such time on the basis of the then-prevailing rate of exchange in San Francisco, California, for sales of the Foreign Currency for transfer to the country issuing such Foreign Currency.

"**Effective Date**" is defined in the preamble hereof.

"**Eligible Accounts**" means Accounts in which Bank has been granted a valid first priority security interest and which are billed on terms reasonably satisfactory to Bank and which arise in the ordinary course of Borrower's business and that meet all Borrower's representations and warranties in Section 5.3. Bank reserves the right at any time after the Effective Date to adjust any of the criteria set forth below and to establish new criteria in its good faith business judgment. Unless Bank otherwise agrees in writing, Eligible Accounts shall not include:

(a) Accounts that the Account Debtor has not paid within one hundred twenty (120) days of invoice date regardless of invoice payment period terms;

(b) Accounts owing from an Account Debtor, fifty percent (50%) or more of whose Accounts have not been paid within one hundred twenty (120) days of invoice date;

(c) Accounts owing from an Account Debtor which does not have its principal place of business in the United States, other than up to $250,000 of Accounts owing from the European subsidiaries of IBM, IBM Japan, IBM Brazil and IBM China;

(d) Accounts billed and/or payable outside of the United States;

(e) Accounts owing from an Account Debtor to the extent that Borrower is indebted or obligated in any manner to the Account Debtor (as creditor, lessor, supplier or otherwise - sometimes called "contra" accounts, accounts payable, customer deposits or credit accounts), with the exception of customary credits, adjustments and/or discounts given to an Account Debtor by Borrower in the ordinary course of its business;

(f) Accounts for which the Account Debtor is Borrower's Affiliate, officer, employee, or agent;

(g) Accounts with credit balances over one hundred twenty (120) days from invoice date;

(h) Accounts owing from an Account Debtor, including Affiliates, whose total obligations to Borrower exceed forty percent (40%) of all Accounts, for the amounts that exceed that percentage, unless Bank approves in writing;

(i) Accounts owing from an Account Debtor which is a United States government entity or any department, agency, or instrumentality thereof unless Borrower has assigned its payment rights to Bank and the assignment has been acknowledged under the Federal Assignment of Claims Act of 1940, as amended;

(j) Accounts for demonstration or promotional equipment, or in which goods are consigned, or sold on a "sale guaranteed", "sale or return", "sale on approval", or other terms if Account Debtor's payment may be conditional;

(k) Accounts owing from an Account Debtor that has not been invoiced or where goods or services have not yet been rendered to the Account Debtor (sometimes called memo billings or pre-billings);

(l) Accounts subject to contractual arrangements between Borrower and an Account Debtor where payments shall be scheduled or due according to completion or fulfillment requirements where the Account Debtor has a right of offset for damages suffered as a result of Borrower's failure to perform in accordance with the contract (sometimes called contracts accounts receivable, progress billings, milestone billings, or fulfillment contracts);

(m) Accounts owing from an Account Debtor the amount of which may be subject to withholding based on the Account Debtor's satisfaction of Borrower's complete performance (but only to the extent of the amount withheld; sometimes called retainage billings);

(n) Accounts subject to trust provisions, subrogation rights of a bonding company, or a statutory trust;

(o) Accounts owing from an Account Debtor that has been invoiced for goods that have not been shipped to the Account Debtor unless Bank, Borrower, and the Account Debtor have entered into an agreement acceptable to Bank in its sole discretion wherein the Account Debtor acknowledges that (i) it has title to and has ownership of the goods wherever located, (ii) a bona fide sale of the goods has occurred, and (iii) it owes payment for such goods in accordance with invoices from Borrower (sometimes called "bill and hold" accounts);

(p) Accounts for which the Account Debtor has not been invoiced;

(q) Accounts that represent non-trade receivables or that are derived by means other than in the ordinary course of Borrower's business;

(r) Accounts arising from chargebacks, debit memos, or other payment deductions taken by an Account Debtor (but only to the extent the chargeback is determined invalid and subsequently collected by Borrower);

(s) Accounts in which the Account Debtor disputes liability or makes any claim (but only up to the disputed or claimed amount), or if the Account Debtor is subject to an Insolvency Proceeding, or becomes insolvent, or goes out of business;

(t) Accounts arising from product returns and/or exchanges (sometimes called "warranty" or "RMA" accounts); and

(u) Accounts for which Bank in its good faith business judgment determines collection to be doubtful, including without limitation Accounts represented by "refreshed" or "recycled" invoices.

"**Equipment**" is all "equipment" as defined in the Code with such additions to such term as may hereafter be made, and includes without limitation all machinery, fixtures, goods, vehicles (including motor vehicles and trailers), and any interest in any of the foregoing.

"**ERISA**" is the Employee Retirement Income Security Act of 1974, as amended, and its regulations.

"**Event of Default**" is defined in Section 8.

"**Exchange Act**" is the Securities Exchange Act of 1934, as amended.

"**Foreign Currency**" means lawful money of a country other than the United States.

"**Funding Date**" is any date on which a Credit Extension is made to or for the account of Borrower which shall be a Business Day.

"**FX Contract**" is any foreign exchange contract by and between Borrower and Bank under which Borrower commits to purchase from or sell to Bank a specific amount of Foreign Currency on a specified date.

"**GAAP**" is generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other Person as may be approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of determination; provided, however, that any changes in GAAP after the Effective Date that require operating leases to be treated as capital leases for accounting purposes shall be disregarded for purposes of this Agreement.

"**General Intangibles**" is all "general intangibles" as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes without limitation, all Intellectual Property, claims, income and other tax refunds, security and other deposits, payment intangibles, contract rights, options to purchase or sell real or personal property, rights in all litigation presently or hereafter pending (whether in contract, tort or otherwise), insurance policies (including without limitation key man, property damage, and business interruption insurance), payments of insurance and rights to payment of any kind.

"**Governmental Approval**" is any consent, authorization, approval, order, license, franchise, permit, certificate, accreditation, registration, filing or notice, of, issued by, from or to, or other act by or in respect of, any Governmental Authority.

"**Governmental Authority**" is any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization.

"**Guarantor**" is any present or future guarantor of the Obligations, including SAJAN SOFTWARE LIMITED, SAJAN SPAIN, S.L., SAJAN SINGAPORE PTE. LTD.

"**Indebtedness**" is (a) indebtedness for borrowed money or the deferred price of property or services, such as reimbursement and other obligations for surety bonds and letters of credit, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) capital lease obligations, and (d) Contingent Obligations.

"**Indemnified Person**" is defined in Section 12.2.

"**Insolvency Proceeding**" is any proceeding by or against any Person under the United States Bankruptcy Code, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

"**Intellectual Property**" means all of Borrower's right, title, and interest in and to the following:

(a) its Copyrights, Trademarks and Patents;

(b) any and all trade secrets and trade secret rights, including, without limitation, any rights to unpatented inventions, know-how, operating manuals;

(c) any and all source code;

(d) any and all design rights which may be available to a Borrower;

(e) any and all claims for damages by way of past, present and future infringement of any of the foregoing, with the right, but not the obligation, to sue for and collect such damages for said use or infringement of the Intellectual Property rights identified above; and

(f) all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents.

"**Inventory**" is all "inventory" as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes without limitation all merchandise, raw materials, parts, supplies, packing and shipping materials, work in process and finished products, including without limitation such inventory as is temporarily out of Borrower's custody or possession or in transit and including any returned goods and any documents of title representing any of the above.

"**Investment**" is any beneficial ownership interest in any Person (including stock, partnership interest or other securities), and any loan, advance or capital contribution to any Person.

"**Letter of Credit**" is a standby or commercial letter of credit issued by Bank upon request of Borrower based upon an application, guarantee, indemnity, or similar agreement.

"**Lien**" is a claim, mortgage, deed of trust, levy, charge, pledge, security interest or other encumbrance of any kind, whether voluntarily incurred or arising by operation of law or otherwise against any property.

"**Liquidity Ratio**" is the ratio of (i) unrestricted cash and cash equivalents held in accounts with Bank plus the aggregate amount of Eligible Accounts to (ii) all Indebtedness that Borrower owes to Bank.

"**Loan Documents**" are, collectively, this Agreement, the Perfection Certificate, any Bank Services Agreement, any subordination agreement, any note, or notes or guaranties executed by Borrower or any guarantor, and any other present or future agreement between Borrower and any guarantor and/or for the benefit of Bank, all as amended, restated, or otherwise modified.

"**Material Adverse Change**" is (a) a material impairment in the perfection or priority of Bank's Lien in the Collateral or in the value of such Collateral; (b) a material adverse change in the business, operations, or condition (financial or otherwise) of Borrower; (c) a material impairment of the prospect of repayment of any portion of the Obligations; or (d) Bank determines, based upon information available to it and in its reasonable judgment, that there is a reasonable likelihood that Borrower shall fail to comply with one or more of the financial covenants in Section 6 during the next succeeding financial reporting period.

"**Monthly Financial Statements**" is defined in Section 6.2(c).

"**Net Income**" means, as calculated for Borrower for any period as at any date of determination, the net profit, after provision for taxes, of Borrower for such period taken as a single accounting period.

"**Obligations**" are Borrower's obligations to pay when due any debts, principal, interest, Bank Expenses, and other amounts Borrower owes Bank now or later, whether under this Agreement, the other Loan Documents, or otherwise, including, without limitation, any interest accruing after Insolvency Proceedings begin and debts, liabilities, or obligations of Borrower assigned to Bank, and the performance of Borrower's duties under the Loan Documents.

"**Operating Documents**" are, for any Person, such Person's formation documents, as certified with the Secretary of State of such Person's state of formation on a date that is no earlier than 30 days prior to the Effective Date, and, (a) if such Person is a corporation, its bylaws in current form, (b) if such Person is a limited liability company, its limited liability company agreement (or similar agreement), and (c) if such Person is a partnership, its partnership agreement (or similar agreement), each of the foregoing with all current amendments or modifications thereto.

"**Patents**" means all patents, patent applications and like protections including without limitation improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same.

"**Perfection Certificate**" is defined in Section 5.1.

"**Permitted Indebtedness**" is:

(a) Borrower's Indebtedness to Bank under this Agreement and the other Loan Documents;

(b) Indebtedness existing on the Effective Date and shown on the Perfection Certificate;

(c) Subordinated Debt;

(d) unsecured Indebtedness to trade creditors incurred in the ordinary course of business;

(e) Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(f) Indebtedness secured by Liens permitted under clauses (a) and (c) of the definition of "Permitted Liens" hereunder;

(g) other Indebtedness not otherwise permitted by Section 7.4 not exceeding $50,000 in the aggregate outstanding at any time; and

(h) extensions, refinancings, modifications, amendments and restatements of any items of Permitted Indebtedness (a) through (g) above, provided that the principal amount thereof is not increased or the terms thereof are not modified to impose more burdensome terms upon Borrower or its Subsidiary, as the case may be.

"**Permitted Investments**" are:

(a) Investments (including, without limitation, in Subsidiaries) existing on the Effective Date and shown on the Perfection Certificate;

(b) Investments consisting of Cash Equivalents;

(c) Investments consisting of the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of Borrower;

(d) Investments consisting of deposit accounts in which Bank has a perfected security interest;

(e) Investments accepted in connection with Transfers permitted by Section 7.1;

(f) Investments consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the ordinary course of business, and (ii) loans to employees, officers or directors relating to the purchase of equity securities of Borrower or its Subsidiaries pursuant to employee stock purchase plans or agreements approved by Borrower's Board of Directors;

(g) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business;

(h) Investments by Borrower in any other Borrower, and by a Subsidiary in any Borrower;

(i) Investments by Borrower in any Subsidiary in the ordinary course of business consistent with past practices; and

(j) other Investments not otherwise permitted by Section 7.7 not exceeding $50,000 in the aggregate outstanding at any time.

"**Permitted Liens**" are:

(a) Liens existing on the Effective Date and shown on the Perfection Certificate or arising under this Agreement and the other Loan Documents;

(b) Liens for taxes, fees, assessments or other government charges or levies, either (i) not due and payable or (ii) being contested in good faith and for which Borrower maintains adequate reserves on its Books, provided that no notice of any such Lien has been filed or recorded under the Internal Revenue Code of 1986, as amended, and the Treasury Regulations adopted thereunder;

(c) purchase money Liens (i) on Equipment acquired or held by Borrower incurred for financing the acquisition of the Equipment securing no more than $100,000 in the aggregate amount outstanding, or (ii) existing on Equipment when acquired, if the Lien is confined to the property and improvements and the proceeds of the Equipment;

(d) Liens to secure payment of workers' compensation, employment insurance, old-age pensions, social security and other like obligations incurred in the ordinary course of business (other than Liens imposed by ERISA);

(e) Liens incurred in the extension, renewal or refinancing of the indebtedness secured by Liens described in (a) through (c), but any extension, renewal or replacement Lien must be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness may not increase;

(f) leases or subleases of real property granted in the ordinary course of Borrower's business;

(g) non-exclusive license of Intellectual Property granted to third parties in the ordinary course of business;

(h) Liens arising from attachments or judgments, orders, or decrees in circumstances not constituting an Event of Default under Sections 8.4 and 8.7; and

(i) Liens in favor of other financial institutions arising in connection with Borrower's deposit and/or securities accounts held at such institutions, provided that Bank has a perfected security interest in the amounts held in such deposit and/or securities accounts.

"**Person**" is any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

"**Prime Rate**" is the rate of interest per annum from time to time published in the money rates section of The Wall Street Journal or any successor publication thereto as the "prime rate" then in effect; provided that if such rate of interest, as set forth from time to time in the money rates section of The Wall Street Journal, becomes unavailable for any reason as determined by Bank, the "Prime Rate" shall mean the rate of interest per annum announced by Bank as its prime rate in effect at its principal office in the State of California (such Bank announced Prime Rate not being intended to be the lowest rate of interest charged by Bank in connection with extensions of credit to debtors).

"**Registered Organization**" is any "registered organization" as defined in the Code with such additions to such term as may hereafter be made.

"**Requirement of Law**" is as to any Person, the organizational or governing documents of such Person, and any law (statutory or common), treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"**Reserves**" means, as of any date of determination, such amounts as Bank may from time to time establish and revise in its good faith business judgment after providing Borrower five (5) days prior written notice, reducing the amount of Advances and other financial accommodations which would otherwise be available to Borrower (a) to reflect events, conditions, contingencies or risks which, as determined by Bank in its good faith business judgment, do or may adversely affect (i) the Collateral or any other property which is security for the Obligations or its value (including without limitation any increase in delinquencies of Accounts), (ii) the assets, business or prospects of Borrower or any Guarantor, or (iii) the security interests and other rights of Bank in the Collateral (including the enforceability, perfection and priority thereof); or (b) to reflect Bank's reasonable belief that any collateral report or financial information furnished by or on behalf of Borrower or any Guarantor to Bank is or may have been incomplete, inaccurate or misleading in any material respect; or (c) in respect of any state of facts which Bank determines in its good faith business judgment constitutes an Event of Default or may, with notice or passage of time or both, constitute an Event of Default.

"**Responsible Officer**" is any of the Chief Executive Officer, President, Chief Financial Officer and Controller of Borrower.

"**Restricted License**" is any material license or other agreement with respect to which Borrower is the licensee (a) that prohibits or otherwise restricts Borrower from granting a security interest in Borrower's interest in such license or agreement or any other property, or (b) for which a default under or termination of could interfere with the Bank's right to sell any Collateral.

"**Revolving Line**" is an Advance or Advances in an amount equal to $1,500,000.

"**Revolving Line Maturity Date**" is March 28, 2015.

"**SEC**" shall mean the Securities and Exchange Commission, any successor thereto, and any analogous Governmental Authority.

"**Securities Account**" is any "securities account" as defined in the Code with such additions to such term as may hereafter be made.

"**Streamline Period**" is any period of time, on and after the Effective Date, where Borrower has maintained a Liquidity Ratio of at least 2.00 to 1.00 at all times during the prior two (2) consecutive calendar months and provided further that upon the occurrence of an Event of Default any Streamline Period then in effect shall immediately terminate and Borrower shall be required to maintain the foregoing financial ratio for two (2) consecutive months thereafter before a new Streamline Period begins.

"**Subordinated Debt**" is indebtedness incurred by Borrower subordinated to all of Borrower's now or hereafter indebtedness to Bank (pursuant to a subordination, intercreditor, or other similar agreement in form and substance satisfactory to Bank entered into between Bank and the other creditor), on terms acceptable to Bank.

"**Subsidiary**" is, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless the context otherwise requires, each reference to a Subsidiary herein shall be a reference to a Subsidiary of Borrower.

"**Tangible Net Worth**" is, on any date of determination, the consolidated total assets of Borrower and its Subsidiaries minus (a) any amounts attributable to (i) goodwill, (ii) intangible items including unamortized debt discount and expense, Patents, Trademarks, Copyrights, and research and development expenses except prepaid expenses, (iii) notes, accounts receivable and other obligations owing to Borrower from its officers or other Affiliates, and (iv) reserves not already deducted from assets, minus (b) Total Liabilities, plus (c) Subordinated Debt.

"**Total Liabilities**" is on any day of determination, obligations that should, under GAAP, be classified as liabilities on Borrower's consolidated balance sheet.

"**Trademarks**" means any trademark and servicemark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of Borrower connected with and symbolized by such trademarks.

"**Transfer**" is defined in Section 7.1.

"**Transaction Report**" is that certain report of transactions and schedule of collections in the form attached hereto as Exhibit B.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

BORROWER:

SAJAN, INC.

By: /s/ Shannon Zimmerman

Name: Shannon Zimmerman

Title: CEO

BANK:

SILICON VALLEY BANK

By: /s/ Tom Hertzberg

Name: Tom Hertzberg

Title: Vice President II

SCHEDULE OF EXCEPTIONS

Permitted Indebtedness	
Capital Equipment Lease with American Capital	$32,000 is approximate current balance outstanding.
Permitted Liens	
River Valley Business Center, LLC. – Lessors of the building in River Falls to Company Owned by Shannon and Angel Zimmerman	Security interest in assets of Sajan.
U.S. Bancorp Equipment Finance, Inc.	Certain equipment financed by the secured party.
Webbank	Certain equipment financed by the secured party.
Wells Fargo Equipment Finance, Inc.	Certain equipment financed by the secured party.
Permitted Investments (As of February 28, 2013) Intercompany debts	
Intercompany balance payable by Sajan Inc. to Sajan Software Ltd.	$548,982
Intercompany balance payable by Sajan Spain S.L. to Sajan, Inc.	$666,931
Intercompany balance payable by Sajan Singapore Pte. Ltd. to Sajan, Inc.	$379,903
Intercompany balance payable by Sajan Software Limited to Sajan Spain S.L.	$1,580,878
Intercompany balance payable by Sajan Software Limited to Sajan Singapore Pte. Ltd.	$140,000
Intercompany balance payable by New-Global Corporation Canada Inc. to Sajan, Inc.	$0
Intercompany balance payable by New-Global Europe, S.L. to Sajan, Inc.	$0

Section 6.8 – Foreign Operating Accounts

Depositary Institution	Sajan Entity	Account Number
AIB Bank	Sajan Software Limited	[redacted]
AIB Bank	Sajan Software Limited	[redacted]
AIB Bank	Sajan Software Limited	[redacted]
AIB Bank	Sajan Software Limited	[redacted]
LaCaixa Bank	Sajan Spain S.L.	[redacted]
DBS Bank	Sajan Singapore PTE. Ltd.	[redacted]
DBS Bank	Sajan Singapore PTE. Ltd.	[redacted]
Bank Santander	Sajan Spain S.L.	[redacted]

EXHIBIT A – COLLATERAL DESCRIPTION

The Collateral consists of all of Borrower's right, title and interest in and to the following personal property:

All goods, Accounts (including health-care receivables), Equipment, Inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, General Intangibles (except as provided below), commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located; and

all Borrower's Books relating to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing.

Notwithstanding the foregoing, the Collateral does not include any Intellectual Property; provided, however, the Collateral shall include all Accounts and all proceeds of Intellectual Property. If a judicial authority (including a U.S. Bankruptcy Court) would hold that a security interest in the underlying Intellectual Property is necessary to have a security interest in such Accounts and such property that are proceeds of Intellectual Property, then the Collateral shall automatically, and effective as of the Effective Date, include the Intellectual Property to the extent necessary to permit perfection of Bank's security interest in such Accounts and such other property of Borrower that are proceeds of the Intellectual Property.

Notwithstanding the foregoing, the Collateral does not include any such property that constitutes the capital stock of a controlled foreign corporation (as defined in the IRC), in excess of 65% of the voting power of all classes of capital stock of such controlled foreign corporations entitled to vote.

Pursuant to the terms of a certain negative pledge arrangement with Bank, Borrower has agreed not to encumber any of its Intellectual Property without Bank's prior written consent.

EXHIBIT B – TRANSACTION REPORT

Silicon Valley Bank

Transaction Report

Company name	**Sajan Inc**
Report number	
Report date	
Gross A/R Balance	
Beg Loan Balance	
Today's Loan Advance Request	**$ -**
SALES JOURNAL	
Invoices:	$ -
Credit Memos:	$ -
Misc. Adj. - Sales related:	$ -
Net New Invoices	$ -
CASH RECEIPTS JOURNAL	
A/R Collections:	$ -
Non-A/R collections applied to Loan:	$ -
Net Collections Applied to Loan	$ -
RESERVES	
Misc. if applicable	$ -

EXHIBIT C

COMPLIANCE CERTIFICATE

TO: SILICON VALLEY BANK

Date: ______________

FROM: SAJAN, INC.

The undersigned authorized officer of SAJAN, INC. ("Borrower") certifies that under the terms and conditions of the Amended and Restated Loan and Security Agreement between Borrower and Bank (the "Agreement"):

(1) Borrower is in complete compliance for the period ending ______________ with all required covenants except as noted below; (2) there are no continuing Events of Default; (3) all representations and warranties in the Agreement are true and correct in all material respects on this date except as noted below; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date; (4) Borrower, and each of its Subsidiaries, has timely filed all required tax returns and reports, and Borrower has timely paid all foreign, federal, state and local taxes, assessments, deposits and contributions owed by Borrower except as otherwise permitted pursuant to the terms of Section 5.9 of the Agreement; and (5) no Liens have been levied or claims made against Borrower or any of its Subsidiaries relating to unpaid employee payroll or benefits of which Borrower has not previously provided written notification to Bank.

Attached are the required documents supporting the certification. The undersigned certifies that these are prepared in accordance with GAAP consistently applied from one period to the next except as explained in an accompanying letter or footnotes. The undersigned acknowledges that no borrowings may be requested at any time or date of determination that Borrower is not in compliance with any of the terms of the Agreement, and that compliance is determined not just at the date this certificate is delivered. Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Agreement.

Please indicate compliance status by circling Yes/No under "Complies" column.

Reporting Covenant	Required	Complies
Monthly financial statements with Compliance Certificate	Monthly within 30 days	Yes No
Audited financial statements	Annually within 120 days of FYE	Yes No
10-Q, 10-K and 8-K	Within 5 days after filing with SEC	
Transaction Report, A/R & A/P Agings	Monthly within 30 days	Yes No
Collateral Audit	Semi-annually, unless conditions warrant	Yes No
Annual financial projections	Within 30 days of FYE	Yes No
		Yes No

Financial Covenant	Required	Actual	Complies
Maintain at all times (measured monthly):			
Minimum Tangible Net Worth	$ 1,500,000*	$ ____	Yes No

*plus 25% of quarterly Net Income, Subordinated Debt and new equity

The following financial covenant analys[is][es] and information set forth in Schedule 1, if any, attached hereto are true and accurate as of the date of this Certificate.

The following are the exceptions with respect to the certification above: (If no exceptions exist, state "No exceptions to note.")

____

____

____

SAJAN, INC., a Delaware corporation

By: ______________________________
Name: ______________________________
Title: ______________________________

BANK USE ONLY

Received by: ______________________________
AUTHORIZED SIGNER

Date: ______________________________

Verified: ______________________________
AUTHORIZED SIGNER

Date: ______________________________

Compliance Status: Yes No

Schedule 1 to Compliance Certificate

Financial Covenants of Borrower

In the event of a conflict between this Schedule and the Loan Agreement, the terms of the Loan Agreement shall govern.

Dated: ____________________

I. Tangible Net Worth (Section 6.9)

Required: $1,500,000

Actual:

A.	**Total Assets**	$________
B.	**Intangible Assets**	$________
C.	**Total Liabilities**	$________
D.	**Subordinated Debt**	$________
E.	**Tangible Net Worth (A-B-C+D)**	________

Is line E equal to or greater than $1,500,000*?

________ No, not in compliance ________ Yes, in compliance

*For measurements after the Effective Date, increase by 25% of Net Income, increase in the principal amount of Subordinated Debt and new equity net proceeds on quarterly basis.

Exhibit 10.18

SUBORDINATION AGREEMENT

This Subordination Agreement (the "Agreement") is made as of March 28, 2013, by and between Shannon Zimmerman and Angel Zimmerman (collectively, "Creditor"), and **SILICON VALLEY BANK**, a California-chartered bank, with its principal place of business at 3003 Tasman Drive, Santa Clara, California 95054 ("Bank").

Recitals

A. SAJAN, INC., a Delaware corporation ("Borrower"), has requested and/or obtained certain loans or other credit accommodations from Bank to Borrower which are or may be from time to time secured by assets and property of Borrower.

B. Creditor has extended loans or other credit accommodations to Borrower, and/or may extend loans or other credit accommodations to Borrower from time to time.

C. In order to induce Bank to extend credit to Borrower and, at any time or from time to time, at Bank's option, to make such further loans, extensions of credit, or other accommodations to or for the account of Borrower, or to purchase or extend credit upon any instrument or writing in respect of which Borrower may be liable in any capacity, or to grant such renewals or extension of any such loan, extension of credit, purchase, or other accommodation as Bank may deem advisable, Creditor is willing to subordinate: (i) all of Borrower's indebtedness to Creditor (including, without limitation, principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations), plus any dividends and/or distributions or other payments pursuant to call, put, or conversion features in connection with equity securities of Borrower issued to or held by Creditor, whether presently existing or arising in the future (the "Subordinated Debt") to all of Borrower's indebtedness and obligations to Bank; provided, however, that Subordinated Debt shall not include any salary or bonuses payable in the ordinary course by Borrower to Creditor; and (ii) all of Creditor's security interests, if any, to all of Bank's security interests in the Borrower's property.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1. Creditor subordinates to Bank any security interest or lien that Creditor may have in any property of Borrower. Notwithstanding the respective dates of attachment or perfection of the security interest of Creditor and the security interest of Bank, the security interest of Bank in the Collateral (the "Collateral"), as defined in a certain Amended and Restated Loan and Security Agreement between Borrower and Bank dated as of March 28, 2013, as may be amended from time to time (the "Loan Agreement"), shall at all times be senior to the security interest of Creditor.

2. All Subordinated Debt is subordinated in right of payment to all obligations of Borrower to Bank now existing or hereafter arising, together with all reasonable costs of collecting such obligations (including reasonable attorneys' fees), including, without limitation, all interest accruing after the commencement by or against Borrower of any bankruptcy, reorganization or similar proceeding, and all obligations under the Loan Agreement (the "Senior Debt").

3. Creditor will not demand or receive from Borrower (and Borrower will not pay to Creditor) all or any part of the Subordinated Debt, by way of payment, prepayment, setoff, lawsuit or otherwise, nor will Creditor exercise any remedy with respect to the Collateral, nor will Creditor accelerate the Subordinated Debt, or commence, or cause to commence, prosecute or participate in any administrative, legal or equitable action against Borrower, until such time as (i) the Senior Debt is fully paid in cash, (ii) Bank has no commitment or obligation to lend any further funds to Borrower, and (iii) all financing agreements between Bank and Borrower are terminated. The foregoing notwithstanding, provided that an Event of Default, as defined in the Loan Agreement, has not occurred and is not continuing and would not exist immediately after such payment, Creditor shall be entitled to receive each regularly scheduled, non-accelerated payment of non-default interest as and when due and payable in accordance with the terms of that certain Promissory Note dated February 23, 2010, as amended by that certain Amendment to Promissory Note dated as of February 22, 2011, as amended again by that certain Second Amendment to Promissory Note, dated March 26, 2012, and as may be further amended from time to time as approved by Bank (collectively, the "Note") in a principal amount of $750,000 issued by Borrower to Creditor as in effect on the date hereof or as modified with the written consent of the Bank.

4. Creditor shall promptly deliver to Bank in the form received (except for endorsement or assignment by Creditor where required by Bank) for application to the Senior Debt any payment, distribution, security or proceeds received by Creditor with respect to the Subordinated Debt other than in accordance with this Agreement.

5. In the event of Borrower's insolvency, reorganization or any case or proceeding under any bankruptcy or insolvency law or laws relating to the relief of debtors, these provisions shall remain in full force and effect, and Bank's claims against Borrower and the estate of Borrower shall be paid in full before any payment is made to Creditor.

6. Until the Senior Debt is fully paid in cash and Bank's arrangements to lend any funds to Borrower have been terminated, Creditor irrevocably appoints Bank as Creditor's attorney-in-fact, and grants to Bank a power of attorney with full power of substitution, in the name of Creditor or in the name of Bank, for the use and benefit of Bank, without notice to Creditor, to perform at Bank's option the following acts in any bankruptcy, insolvency or similar proceeding involving Borrower:

(i) To file the appropriate claim or claims in respect of the Subordinated Debt on behalf of Creditor if Creditor does not do so prior to 30 days before the expiration of the time to file claims in such proceeding and if Bank elects, in its sole discretion, to file such claim or claims; and

(ii) To accept or reject any plan of reorganization or arrangement on behalf of Creditor and to otherwise vote Creditor's claims in respect of any Subordinated Debt in any manner that Bank deems appropriate for the enforcement of its rights hereunder.

7. Creditor shall immediately affix a legend to the instruments evidencing the Subordinated Debt stating that the instruments are subject to the terms of this Agreement. By the execution of this Agreement, Creditor hereby authorizes Bank to amend any financing statements filed by Creditor against Borrower as follows: "In accordance with a certain Subordination Agreement by and among the Secured Party, the Debtor and Silicon Valley Bank, the Secured Party has subordinated any security interest or lien that Secured Party may have in any property of the Debtor to any security interest or lien that Silicon Valley Bank may have in any property of the Debtor, notwithstanding the respective dates of attachment or perfection of the security interest of the Secured Party and Silicon Valley Bank."

8. No amendment of the documents evidencing or relating to the Subordinated Debt shall directly or indirectly modify the provisions of this Agreement in any manner which might terminate or impair the subordination of the Subordinated Debt or the subordination of the security interest or lien that Creditor may have in any property of Borrower without the written consent of Bank. By way of example, such instruments shall not be amended to (i) increase the rate of interest with respect to the Subordinated Debt, or (ii) accelerate the payment of the principal or interest or any other portion of the Subordinated Debt. Bank shall have the sole and exclusive right to restrict or permit, or approve or disapprove, the sale, transfer or other disposition of Collateral except in accordance with the terms of the Senior Debt. Upon written notice from Bank to Creditor of Bank's agreement to release its lien on all or any portion of the Collateral in connection with the sale, transfer or other disposition thereof by Bank (or by Borrower with consent of Bank), Creditor shall be deemed to have also, automatically and simultaneously, released its lien on such Collateral, and Creditor shall upon written request by Bank, immediately take such action as shall be necessary or appropriate to evidence and confirm such release. All proceeds resulting from any such sale, transfer or other disposition shall be applied first to the Senior Debt until payment in full thereof, with the balance, if any, to the Subordinated Debt, or to any other entitled party. If Creditor fails to release its lien as required hereunder, Creditor hereby appoints Bank as attorney in fact for Creditor with full power of substitution to release Creditor's liens as provided hereunder. Such power of attorney being coupled with an interest shall be irrevocable.

9. All necessary action on the part of the Creditor, its officers, directors, partners, members and shareholders, as applicable, necessary for the authorization of this Agreement and the performance of all obligations of the Creditor hereunder has been taken. This Agreement constitutes the legal, valid and binding obligation of Creditor, enforceable against Creditor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer or conveyance, equitable subordination, moratorium, or similar laws affecting the rights of creditors generally. The execution, delivery and performance of and compliance with this Agreement by Creditor will not (i) result in any material violation or default of any term of any of the Creditor's charter, formation or other organizational documents (such as Articles or Certificate of Incorporation, bylaws, partnership agreement, operating agreement, etc.) or (ii) violate any material applicable law, rule or regulation.

10. If, at any time after payment in full of the Senior Debt any payments of the Senior Debt must be disgorged by Bank for any reason (including, without limitation, the bankruptcy of Borrower), this Agreement and the relative rights and priorities set forth herein shall be reinstated as to all such disgorged payments as though such payments had not been made and Creditor shall immediately pay over to Bank all payments received with respect to the Subordinated Debt to the extent that such payments would have been prohibited hereunder. At any time and from time to time, without notice to Creditor, Bank may take such actions with respect to the Senior Debt as Bank, in its sole discretion, may deem appropriate, including, without limitation, terminating advances to Borrower, increasing the principal amount, extending the time of payment, increasing applicable interest rates, renewing, compromising or otherwise amending the terms of any documents affecting the Senior Debt and any collateral securing the Senior Debt, and enforcing or failing to enforce any rights against Borrower or any other person. No such action or inaction shall impair or otherwise affect Bank's rights hereunder. Creditor waives any benefits of California Civil Code Sections 2809, 2810, 2819, 2845, 2847, 2848, 2849, 2850, 2899 and 3433.

11. This Agreement shall bind any successors or assignees of Creditor and shall benefit any successors or assigns of Bank. This Agreement shall remain effective until terminated in writing by Bank. This Agreement is solely for the benefit of Creditor and Bank and not for the benefit of Borrower or any other party. Creditor further agrees that if Borrower is in the process of refinancing any portion of the Senior Debt with a new lender, and if Bank makes a request of Creditor, Creditor shall agree to enter into a new subordination agreement with the new lender on substantially the terms and conditions of this Agreement.

12. Creditor hereby agrees to execute such documents and/or take such further action as Bank may at any time or times reasonably request in order to carry out the provisions and intent of this Agreement, including, without limitation, ratifications and confirmations of this Agreement from time to time hereafter, as and when requested by Bank.

13. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

14. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to conflicts of laws principles. Creditor and Bank submit to the exclusive jurisdiction of the state and federal courts located in Santa Clara, California in any action, suit, or proceeding of any kind, against it which arises out of or by reason of this Agreement. CREDITOR AND BANK WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN.

WITHOUT INTENDING IN ANY WAY TO LIMIT THE PARTIES' AGREEMENT TO WAIVE THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY, if the above waiver of the right to a trial by jury is not enforceable, the parties hereto agree that any and all disputes or controversies of any nature between them arising at any time shall be decided by a reference to a private judge, mutually selected by the parties (or, if they cannot agree, by the Presiding Judge of the Santa Clara County, California Superior Court) appointed in accordance with California Code of Civil Procedure Section 638 (or pursuant to comparable provisions of federal law if the dispute falls within the exclusive jurisdiction of the federal courts), sitting without a jury, in Santa Clara County, California; and the parties hereby submit to the jurisdiction of such court. The reference proceedings shall be conducted pursuant to and in accordance with the provisions of California Code of Civil Procedure §§ 638 through 645.1, inclusive. The private judge shall have the power, among others, to grant provisional relief, including without limitation, entering temporary restraining orders, issuing preliminary and permanent injunctions and appointing receivers. All such proceedings shall be closed to the public and confidential and all records relating thereto shall be permanently sealed. If during the course of any dispute, a party desires to seek provisional relief, but a judge has not been appointed at that point pursuant to the judicial reference procedures, then such party may apply to the Santa Clara County, California Superior Court for such relief. The proceeding before the private judge shall be conducted in the same manner as it would be before a court under the rules of evidence applicable to judicial proceedings. The parties shall be entitled to discovery which shall be conducted in the same manner as it would be before a court under the rules of discovery applicable to judicial proceedings. The private judge shall oversee discovery and may enforce all discovery rules and order applicable to judicial proceedings in the same manner as a trial court judge. The parties agree that the selected or appointed private judge shall have the power to decide all issues in the action or proceeding, whether of fact or of law, and shall report a statement of decision thereon pursuant to the California Code of Civil Procedure § 644(a). Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral, or obtain provisional remedies. The private judge shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph.

15. This Agreement represents the entire agreement with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and commitments. Creditor is not relying on any representations by Bank or Borrower in entering into this Agreement, and Creditor has kept and will continue to keep itself fully apprised of the financial and other condition of Borrower. This Agreement may be amended only by written instrument signed by Creditor and Bank.

16. In the event of any legal action to enforce the rights of a party under this Agreement, the party prevailing in such action shall be entitled, in addition to such other relief as may be granted, all reasonable costs and expenses, including reasonable attorneys' fees, incurred in such action.

17. This Agreement replaces and supersedes in its entirety that certain Subordination Agreement, dated as of March 28, 2012, entered into by and between Creditor and Bank.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

"Creditor"

/s/ Shannon Zimmerman
Shannon Zimmerman

/s/ Angel Zimmerman
Angel Zimmerman

"Bank"

SILICON VALLEY BANK

By: /s/ Tom Hertzberg
Title: Vice President II

The undersigned approves of the terms of this Agreement.

"Borrower"

SAJAN, INC., a Delaware corporation

By: /s/ Lori Bechtel
Title: Controller

Exhibit 10.19

THIRD AMENDMENT TO PROMISSORY NOTE

This Third Amendment to Promissory Note dated and made effective as of March 21, 2013 (the "Amendment") amends that certain Promissory Note dated February 23, 2010 in the original principal amount of $1,000,000 as amended on February 22, 2011 and again on March 26, 2012 (the "Promissory Note"), pursuant to which the Borrower is MathStar, Inc. (n/k/a Sajan, Inc.), a Delaware corporation, and the Lenders are Shannon Zimmerman and Angel Zimmerman.

Paragraph 1 of said Promissory Note currently reads as follows:

1. Principal and accrued interest on this Note from and after February 23, 2011 shall be due and payable on August 23, 2013. Interest hereunder shall be computed on the basis of a year of three hundred sixty-five (365) days but charged for actual days principal is unpaid.

This Third Amendment modifies and restates paragraph 1 of said Promissory Note in its entirety to read as follows:

1. Principal and accrued interest on this Note from and after February 23, 2011 shall be due and payable on August 23, 2015. Interest hereunder shall be computed on the basis of a year of three hundred sixty-five (365) days but charged for actual days principal is unpaid.

Effective as of the date set forth above.

BORROWER:

Sajan, Inc. (f/k/a Mathstar, Inc.)

By: /s/ Michael Rogers

LENDERS:

Shannon Zimmerman

/s/ Shannon Zimmerman

Angel Zimmerman

/s/ Angel Zimmerman

EXHIBIT 21.1

Subsidiaries of the Registrant*

Subsidiaries	State of Incorporation/Formation
Sajan Software Ltd.	Ireland
Sajan Spain S.L.	Spain
Sajan Singapore Pte. Ltd.	Singapore
Sajan India Software Private Limited	India
New - Global Corporation Canada, Inc.	Canada
New - Global Europe, S.L.	Spain

* Each subsidiary is 100% owned, directly or indirectly, by Sajan, Inc. All subsidiaries are consolidated with Sajan, Inc. for accounting and financial reporting purposes.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-3 (File Nos. 333-130680 and 333-138244) and Form S-8 (File Nos. 333-134392, 333-143054, 333-167888) of Sajan, Inc. and Subsidiaries of our report dated March 29, 2013, relating to the consolidated financial statements, which appears on page 33 of this annual report on Form 10-K for the year ended December 31, 2012.

/s/ BAKER TILLY VIRCHOW KRAUSE, LLP

Minneapolis, Minnesota
March 29, 2013

Exhibit 31.1

CERTIFICATION PURSUANT TO 17 CFR 240.13(a)-14(a)
(SECTION 302 CERTIFICATION)

I, Shannon Zimmerman, certify that:

1. I have reviewed this annual report on Form 10-K of Sajan, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant, as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 29, 2013

/s/ Shannon Zimmernan
Shannon Zimmerman
Chief Executive Officer, President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of Sajan, Inc. (the "Company") for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Shannon Zimmerman as the Chief Executive Officer, President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 29, 2013

/s/ Shannon Zimmerman
Shannon Zimmerman
Chief Executive Officer, President and Chief Financial Officer